P.E. 1/22/16

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

16004131

Received SEC
MAR 22 2016
Washington, DC 20549

March 22, 2016

Louis L. Goldberg
Davis Polk & Wardwell LLP
louis.goldberg@davispolk.com

Act: 1934
Section: ______
Rule: 14a-8 (i)(12)
Public
Availability: 3-22-16

Re: Exxon Mobil Corporation
Incoming letter dated January 22, 2016

Dear Mr. Goldberg:

This is in response to your letters dated January 22, 2016, February 29, 2016 and March 15, 2016 concerning the shareholder proposal submitted to ExxonMobil by the New York State Common Retirement Fund; the Church Commissioners for England; Zevin Asset Management, LLC on behalf of Ellen Sarkisian; The Regents of the University of California; the Vermont Pension Investment Committee; and The Brainerd Foundation. We also have received letters on behalf of the New York State Common Retirement Fund dated February 22, 2016 and March 9, 2016 and a letter from CalPERS dated March 9, 2016. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: Sanford Lewis
sanfordlewis@strategiccounsel.net

March 22, 2016

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Exxon Mobil Corporation
Incoming letter dated January 22, 2016

The proposal requests that the company publish an annual assessment of the long-term portfolio impacts of public climate change policies.

We are unable to concur in your view that ExxonMobil may exclude the proposal under rule 14a-8(i)(3). We are unable to conclude that the proposal is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Accordingly, we do not believe that ExxonMobil may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that ExxonMobil may exclude the proposal under rule 14a-8(i)(10). Based on the information you have presented, it does not appear that ExxonMobil's public disclosures compare favorably with the guidelines of the proposal. Accordingly, we do not believe that ExxonMobil may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

We note your reference to rule 14a-8(l). Under that rule, a company is not required to disclose a shareholder proponent's name and address in its proxy statement. Accordingly, ExxonMobil would not be required to include the shareholder proponents' name or contact information in its proxy statement under rule 14a-8(l). Rather, ExxonMobil can indicate that it will provide the proponents' name and contact information to shareholders promptly upon receiving an oral or written request.

Sincerely,

Justin A. Kisner
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

New York
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Washington DC
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Davis Polk

Louis L. Goldberg

Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017

212 450 4539 tel
212 701 5539 fax
louis.goldberg@davispolk.com

March 15, 2016

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
via email: shareholderproposals@sec.gov

Ladies and Gentlemen:

On behalf of Exxon Mobil Corporation, a New Jersey corporation (the "**Company**"), we are writing in response to the letter dated March 9, 2016 (the "**CalPERS Letter**") from Anne Simpson on behalf of the California Public Employees' Retirement System ("**CalPERS**"). The CalPERS Letter was written in response to the letter dated January 22, 2016 (the "**Company No Action Letter**") sent to the Securities and Exchange Commission (the "**SEC**") on behalf of the Company with respect to a shareholder proposal dated December 3, 2015 (the "**Proposal**") submitted to the Company by the New York State Common Retirement Fund. For the reasons stated below and in the Company No Action Letter, the Company continues to request that the SEC not recommend any enforcement action if, in reliance on Rule 14a-8, the Company omits the Proposal from its 2016 proxy materials.

At the outset, we note that we fully respect the views of CalPERS and all of our shareholders. We are willing to engage on these topics in any appropriate forum, but respectfully submit that the Rule 14a-8 process is not the proper forum in which to discuss or debate these views with a shareholder that is not a proponent of a relevant Rule 14a-8 proposal or on topics that are beyond the scope of the Proposal. Accordingly, for this purpose, we will only respond to the CalPERS Letter insofar as relevant to the substance of the Company No Action Letter.

The CalPERS Letter makes assertions which are untrue and misleading. It alleges that the references to the recent Paris Agreement in the Company No Action Letter demonstrates an unwillingness to acknowledge the impact of such agreement on the global discussion regarding climate change. Nothing can be farther from the truth. The analysis in the Company No Action Letter of the Paris Agreement is focused on the way the Proposal refers to the Agreement as a key term that is crucial to understanding what the Proposal is asking the Company to do, and whether the Company has already substantially implemented the request. The arguments made are within the ambit of Rule 14a-8 to ensure that shareholders know what they are voting on.

The Company has made public statements in support of the Paris Agreement offering "encouragement to governments in their efforts to reach an effective and clear international agreement to manage climate change risks."[1] Specifically, one of the Company's publications referencing climate change, its 2016 Outlook for Energy, notes that "as people and nations look for ways to reduce risks of global climate change, they will continue to need practical solutions that do not jeopardize the affordability or reliability of the energy they need" and that the Paris Agreement "highlighted this important issue".[2]

Rather than arguing that nothing has changed as a result of the Paris Agreement, as asserted in the CalPERS Letter, the Company has for many years envisioned and planned for action by governments, such as the Paris Agreement, and anticipates further government action will occur in the future. The Company's business planning basis, as articulated in its 2016 Outlook for Energy, includes a proxy price on carbon of as much as $80 per ton in some locations to enable an analysis of the potential impact of various climate-related government actions and policies on energy demand and investment opportunities.

The Company's request to exclude the shareholder proposal discussed in the CalPERS Letter was based on the Proposal's inherent vagueness and potential to be materially misleading and the fact that the Company has already substantially implemented the Proposal.

In addition, the assertion in the CalPERS Letter has no substantive bearing on whether the Company has substantially implemented the Proposal or whether the Proposal is sufficiently vague and indefinite to render the Proposal excludable within Rule 14a-8, both of which we reassert herein are the case.

* * *

For the reasons stated above and in the Company No Action Letter, the Company rejects the CalPERS Letter's claims and continues to request that the SEC not recommend any enforcement action if, in reliance on Rule 14a-8, the Company omits the Proposal from its 2016 proxy materials. We note that the Company intends to release its definitive proxy statement on March 25, 2016.

Respectfully yours,

Louis L. Goldberg

cc: James E. Parsons, Coordinator – Corporate Securities & Finance Law, ExxonMobil
Anne Simpson, Investment Director and Director of Global Governance, CalPERS

[1] For examples, see http://www.exxonmobilperspectives.com/2015/12/02/exxonmobil-on-the-u-n-climate-talks/ and http://corporate.exxonmobil.com/en/current-issues/climate-policy/climate-perspectives/statement-on-cop-21.

[2] Page 49 at http://cdn.exxonmobil.com/~/media/global/files/outlook-for-energy/2016/2016-outlook-for-energy.pdf.

CalPERS

California Public Employees' Retirement System
Investment Office
P.O. Box 2749
Sacramento, CA 95812-2749
TTY: (916) 795-3240
(916) 795-3400 phone • (916) 795-2842 fax
www.calpers.ca.gov

March 9, 2016 Via electronic mail to shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal submitted by New York State Common Retirement Fund to Exxon Mobil Corporation regarding stranded assets due to climate change policy

To the Division of Corporation Finance:

On behalf of the California Public Employees' Retirement System ("CalPERS"), I am writing to express our views about Exxon Mobil Corporation's ("Exxon") request to exclude a shareowner proposal regarding the long-term portfolio impacts of public climate change policies.

CalPERS is the largest state public pension fund in the United States with over $275 billion in global assets under management. We provide retirement benefits to more than 1.8 million public workers, retirees and beneficiaries, and rely on the quality and integrity of market information to allocate capital on behalf of our beneficiaries. CalPERS owns over 13 million shares of common stock in Exxon that have a market value of about $1 billion. Exxon is an important investment for CalPERS, as it currently represents our third largest equity holding.

Accordingly, we urge you to deny Exxon's request consistent with the Division of Corporation Finance's (the "Division") determinations in *AES Corporation* (January 19, 2016) and *Hess Corporation* (February 29, 2016), and allow shareholders to vote on the important proposal submitted by the New York State Common Retirement Fund and the Endowment Fund of the Church of England.

We believe that the recently adopted Paris Agreement (the "Agreement") further bolsters our views about the significance of climate change risk to our investment portfolio. The Agreement is an unprecedented commitment by some 195 countries to reduce carbon emissions and limit the increase in global temperatures to below 2 degrees Celsius. Exxon's letter to the Division dated January 22, 2016 appears to demonstrate an unwillingness to acknowledge the impact of the Agreement. Rather than recognize this historic commitment to reduce climate change, Exxon argues that nothing has really changed. In addition, Exxon argues that its previous commentary on climate change is sufficient. We strongly disagree.

Our support for the Agreement and the right of Exxon shareholders to vote on this important proposal are grounded in the 10 Investment Beliefs adopted in September 2013 by the CalPERS Board of Administration (a copy of which is attached for your reference). CalPERS believes that effective management of environmental factors, including those related to climate change risk, increases the likelihood that companies will perform well over the long-term.

As a long-term fiduciary, we believe that the Exxon shareholder proposal should be presented to shareholders for vote. As a major Exxon investor, we are very interested in better understanding the company's plans to address climate change following the historic Agreement. We, therefore, urge the Securities and Exchange Commission to reject efforts to exclude this proposal.

Thank you for your consideration. If you have any questions please do not hesitate to contact Craig Rhines, head of Corporate Engagement, at craig.rhines@calpers.ca.gov or (916) 795-2873.

Sincerely,

Anne Simpson

ANNE SIMPSON
Investment Director
Director of Global Governance

Attachment: CalPERS Investment Beliefs

CalPERS Beliefs

Our Views Guiding Us into the Future

Mission

Provide responsible and efficient stewardship of the System to deliver promised retirement and health benefits, while promoting wellness and retirement security for members and beneficiaries.

Vision

A trusted leader respected by our members and stakeholders for our integrity, innovation and service.

CalPERS

We serve those who serve California.

Pension Beliefs

In May 2014 , the CalPERS Board of Administration adopted a set of 11 Pension Beliefs that articulate the pension fund's views on public pension design, funding, and administration.

These beliefs offer CalPERS views on the importance of retirement security, defined benefit plans, fiduciary duty, and the need to ensure long-term pension sustainability. We hope that other pension plans and policy leaders will find the beliefs informative and beneficial.

Pension Belief 1

A retirement system must meet the needs of members and employers to be successful.

Pension Belief 2

Plan design should ensure that lifetime retirement benefits reflect each employee's years of service, age and earnings and are adequate for full-career employees.

Pension Belief 3

Inadequate financial preparation for retirement is a growing national concern; therefore, all employees should have effective means to pursue retirement security.

Pension Belief 4

A retirement plan should include a defined benefit component, have professionally managed funds with a long-term horizon, and incorporate pooled investments and pooled risks.

Pension Belief 5
Funding policies should be applied in a fair, consistent manner, accommodate investment return fluctuations and support rate stability.

Pension Belief 6
Pension benefits are deferred compensation and the responsibility for appropriate funding should be shared between employers and employees.

Pension Belief 7
Retirement system decisions must give precedence to the fiduciary duty owed to members but should also consider the interests of other stakeholders.

Pension Belief 8
Trustees, administrators and all other fiduciaries are accountable for their actions, and must transparently perform their duties to the highest ethical standards.

Pension Belief 9
Sound understanding and deployment of enterprise-wide risk management is essential to the ongoing success of a retirement system.

Pension Belief 10
A retirement system should offer innovative and flexible financial education that meets the needs of members and employers.

Pension Belief 11
As a leader, CalPERS should advocate for retirement security for America's workers and for the value of defined benefit plans.

Investment Beliefs

In September 2013, the CalPERS Board of Administration adopted a set of ten Investment Beliefs intended to provide a basis for strategic management of the investment portfolio, and to inform organizational priorities.

The Investment Beliefs are not a checklist to be applied to every decision. They are a guide for making decisions that often require balancing multiple, inter-related decision factors. They provide context for CalPERS actions, reflect CalPERS values, and acknowledge CalPERS responsibility to sustain its ability to pay benefits for generations.

Each Investment Belief also contains several sub-beliefs that are actionable statements that provide insight as to how the Investment Beliefs will be implemented.

Investment Belief 1

Liabilities must influence the asset structure

Sub-beliefs:

- Ensuring the ability to pay promised benefits by maintaining an adequate funding status is the primary measure of success for CalPERS
- CalPERS has a large and growing cash requirement and inflation-sensitive liabilities; assets that generate cash and hedge inflation should be an important part of the CalPERS investment strategy
- CalPERS cares about both the income and appreciation components of total return
- Concentrations of illiquid assets must be managed to ensure sufficient availability of cash to meet obligations to beneficiaries

Investment Belief 2

A long time investment horizon is a responsibility and an advantage

Long time horizon requires that CalPERS:

- Consider the impact of its actions on future generations of members and taxpayers
- Encourage investee companies and external managers to consider the long-term impact of their actions
- Favor investment strategies that create long-term, sustainable value and recognize the critical importance of a strong and durable economy in the attainment of funding objectives
- Advocate for public policies that promote fair, orderly and effectively regulated capital markets

Long time horizon enables CalPERS to:

- Invest in illiquid assets, provided an appropriate premium is earned for illiquidity risk
- Invest in opportunistic strategies, providing liquidity when the market is short of it
- Take advantage of factors that materialize slowly such as demographic trends
- Tolerate some volatility in asset values and returns, as long as sufficient liquidity is available

Investment Belief 3

CalPERS investment decisions may reflect wider stakeholder views, provided they are consistent with its fiduciary duty to members and beneficiaries

Sub-beliefs:

- As a public agency, CalPERS has many stakeholders who express opinions on investment strategy or ask CalPERS to engage on an issue. CalPERS preferred means of responding to issues raised by stakeholders is engagement
- CalPERS primary stakeholders are members/beneficiaries, employers, and California taxpayers as these stakeholders bear the economic consequences of CalPERS investment decisions
- In considering whether to engage on issues raised by stakeholders, CalPERS will use the following prioritization framework:
  - » Principles and Policy - to what extent is the issue supported by CalPERS Investment Beliefs, Principles of Accountable Corporate Governance or other Investment Policy?
  - » Materiality - does the issue have the potential for an impact on portfolio risk or return?
  - » Definition and Likelihood of Success - is success likely, in that CalPERS action will influence an outcome which can be measured? Can we partner with others to achieve success or would someone else be more suited to carry the issue?
  - » Capacity - does CalPERS have the expertise, resources and standing to influence an outcome?

Investment Belief 4

Long-term value creation requires effective management of three forms of capital: financial, physical and human

Sub-beliefs:

- Governance is the primary tool to align interests between CalPERS and managers of its capital, including investee companies and external managers
- Strong governance, along with effective management of environmental and human capital factors, increases the likelihood that companies will perform over the long-term and manage risk effectively
- CalPERS may engage investee companies and external managers on their governance and sustainability issues, including:
  - Governance practices, including but not limited to alignment of interests
  - Risk management practices
  - Human capital practices, including but not limited to fair labor practices, health and safety, responsible contracting and diversity
  - Environmental practices, including but not limited to climate change and natural resource availability

Investment Belief 5

CalPERS must articulate its investment goals and performance measures and ensure clear accountability for their execution

Sub-beliefs:

- A key success measure for the CalPERS investment program is delivery of the long-term target return for the fund
- The long time horizon of the fund poses challenges in aligning interests of the fund with staff and external managers
- Staff can be measured on returns relative to an appropriate benchmark, but staff performance plans should include additional objectives or key performance indicators to align staff with the fund's long-term goals
- Each asset class should have explicit alignment of interest principles for its external managers

Investment Belief 6

Strategic asset allocation is the dominant determinant of portfolio risk and return

Sub-beliefs:

- CalPERS strategic asset allocation process transforms the fund's required rate of return to the market exposures that staff will manage
- CalPERS will aim to diversify its overall portfolio across distinct risk factors return drivers
- CalPERS will seek to add value with disciplined, dynamic asset allocation processes, such as mean reversion. The processes must reflect CalPERS characteristics, such as time horizon and size of assets
- CalPERS will consider investment strategies if they have the potential to have a material impact on portfolio risk and return

Investment Belief 7

CalPERS will take risk only where we have a strong belief we will be rewarded for it

Sub-beliefs:

- An expectation of a return premium is required to take risk; CalPERS aims to maximize return for the risk taken
- Markets are not perfectly efficient, but inefficiencies are difficult to exploit after costs
- CalPERS will use index tracking strategies where we lack conviction or demonstrable evidence that we can add value through active management
- CalPERS should measure its investment performance relative to a reference portfolio of public, passively managed assets to ensure that active risk is being compensated at the Total Fund level over the long-term

Investment Belief 8

Costs matter and need to be effectively managed

Sub-beliefs:

- CalPERS will balance risk, return and cost when choosing and evaluating investment managers and investment strategies
- Transparency of the total costs to manage the CalPERS portfolio is required of CalPERS business partners and itself
- Performance fee arrangements and incentive compensation plans should align the interests of the fund, staff and external managers
- CalPERS will seek to capture a larger share of economic returns by using our size to maximize our negotiating leverage. We will also seek to reduce cost, risk and complexity related to manager selection and oversight
- When deciding how to implement an investment strategy, CalPERS will implement in the most cost effective manner

Investment Belief 9

Risk to CalPERS is multi-faceted and not fully captured through measures such as volatility or tracking error

Sub-beliefs:

- CalPERS shall develop a broad set of investment and actuarial risk measures and clear processes for managing risk
- The path of returns matters, because highly volatile returns can have unexpected impacts on contribution rates and funding status
- As a long-term investor, CalPERS must consider risk factors, for example climate change and natural resource availability, that emerge slowly over long time periods, but could have a material impact on company or portfolio returns

Investment Belief 10

Strong processes and teamwork and deep resources are needed to achieve CalPERS goals and objectives

Sub-beliefs:

- Diversity of talent (including a broad range of education, experience, perspectives and skills) at all levels (Board, staff, external managers, corporate boards) is important
- CalPERS must consider the government agency constraints under which it operates (e.g., compensation, civil service rules, contracting, transparency) when choosing its strategic asset allocation and investment strategies
- CalPERS will be best positioned for success if it:
    - Has strong governance
    - Operates with effective, clear processes
    - Focuses resources on highest value activities
    - Aligns interests through well designed compensation structures
    - Employs professionals who have intellectual rigor, deep domain knowledge, a broad range of experience and a commitment to implement CalPERS Investment Belief

CalPERS Core Values

Our Core Values guide our work and are woven into the fabric of our daily interactions with our members, our employers and each other.

Quality

- Strive to exceed customers' needs and expectations through competence, innovation and teamwork
- Proactively explore policy and product opportunities to better serve our customers
- Seek to "do it right" the first time
- Consider, understand and manage risk

Respect

- Treat every person with kindness and humility
- Value and recognize every individual for their unique skills, talents and contributions
- Stay present in the moment and actively listen to understand others
- Are courteous, responsive and professional

Accountability

- Take ownership of, and responsibility for, actions, risks, and results and use outcomes as learning opportunities
- Make sound decisions from experience, good judgment and collaboration
- Give and seek clear expectations
- Find solutions that contribute to desired results

Continues...

Core Values, continued

Integrity

- Act in all endeavors with an ethical, honest mindset and in a professional manner
- Honor commitments, keep promises and build trust
- Are truthful in all actions and communications

Openness

- Approach every situation with good intentions
- Are receptive to new and diverse ideas
- Listen, cooperate, and share across the organization
- Encourage a trusting environment by being genuine and transparent in actions and communications

Balance

- Support a healthy personal and professional balance
- Maintain focus on long-term goals while meeting short-term needs
- Embrace opportunities for personal and professional development
- Support an environment that is optimistic and enjoyable in which relationships can prosper across our organization and communities

California Public Employees' Retirement System
400 Q Street
P.O. Box 942701
Sacramento, CA 94229-2701
(916) 795-3991
(916) 795-3507 fax
TTY: (916) 795-3240
www.calpers.ca.gov

May 2015

CalPERS

SANFORD J. LEWIS, ATTORNEY

March 9, 2016

Via shareholderproposals@sec.gov
Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Supplemental Response regarding Shareholder Proposal to Exxon Mobil regarding portfolio resilience in carbon reduction scenarios on behalf of the New York State Common Retirement Fund

Ladies and Gentlemen:

I have been requested by the New York State Common Retirement Fund (the "Proponent") to respond to the second no action request letter regarding the proposal on two degree scenarios and portfolio resilience ("Proposal") dated February 29, 2016 ("Supplemental Letter") sent to the Securities and Exchange Commission by Louis L. Goldberg of Davis Polk on behalf of Exxon Mobil Corporation ("ExxonMobil" or the "Company"). In the Supplemental Letter, the Company reiterates its claims that the Proposal regarding portfolio resilience in carbon reduction scenarios may be excluded from its 2016 proxy statement.

A copy of this letter is being emailed concurrently to Mr. Goldberg.

1. The two degree target is neither vague nor misleading.

The arguments reiterated by the Company regarding the vagueness of emissions reductions or of policies under the two degree target were previously considered and rejected by the Staff in *The AES Corporation* (January 19, 2016). *AES* made essentially the same arguments that ExxonMobil is making: that a range of possible emissions reductions and public policies might be consistent with a two degree target, thereby rendering the Proposal vague and indefinite.

A range of possible technical and policy scenarios, however, is always inherent in any proposal seeking a corporate scenario planning in response to a significant policy issue that is unfolding into the future. It was clear in *AES Corporation,* and is even clearer in relation to ExxonMobil: the two degree target is well-known, reflected in news articles and the Company's own publications, and therefore is adequately understood by the Company and its shareholders. The existence of a range of scenarios possible for compliance with the two degree target does not render the Proposal vague.

PO Box 231 Amherst, MA 01004-0231 • sanfordlewis@strategiccounsel.net
(413) 549-7333 ph. • (413) 825-0223 fax

As in its original no action request, the Company's Supplemental Letter asserts that shareholders would need a high level of technical expertise to understand what the two degree goal means. Yet, today anyone who reads news publications and anyone who monitors or invests in the energy sector in particular is necessarily familiar with climate change and the two degree goal. Further, in this instance in particular, the Company draws additional attention to the issue by its declarations that carbon limitations associated with a two degree target would not be achievable globally due to economic considerations. This provocative position and its ensuing debate have furthered public and shareholder awareness of the issue. It is inaccurate to suggest the two degree goal is vague or unknown to either the Company or its shareholders.

Although, as the Company notes, the 2015 Paris Agreement indicates that the intended reductions submitted by the parties to date are insufficient to meet the two degree target, the Paris Agreement also creates mechanisms leading to further restrictions every five years. There is more than enough clarity of the *direction* of global public policy – ratcheting toward ever stricter carbon limits – to allow the Company to prepare scenarios of demand reduction for portfolio analysis. In contrast to ExxonMobil, for instance, one of its peers, BHP Billiton, tested its portfolio against a group of divergent but plausible scenarios as well as against shock events, reporting the results to its shareholders.

As with any other policy issue, a level of uncertainty as to the precise direction of national and global governments does not prevent a company from conducting reasonable scenario planning and portfolio analysis in response to the range of possible developments. It is clear the Proposal is neither vague nor misleading. Therefore, the Proposal is not excludable under Rule 14a-8(i)(3).

2. The Company's disclosures do not substantially implement the Proposal.

The Proposal requests:

> "RESOLVED: Shareholders request that by 2017 ExxonMobil publish an annual assessment of long term portfolio impacts of public climate change policies, at reasonable cost and omitting proprietary information. The assessment can be incorporated into existing reporting and should analyze the impacts on ExxonMobil's oil and gas reserves and resources under a scenario in which reduction in demand results from carbon restrictions and related rules or commitments adopted by governments consistent with the globally agreed upon 2 degree target. The reporting should assess the resilience of the company's full portfolio of reserves and resources through 2040 and beyond and address the financial risks associated with such a scenario.

The Company claims that its existing disclosures constitute substantial implementation because its "2014 Energy and Carbon—Managing the Risks" report ("2014 Report") addresses two points: (1) it assesses the *reasonableness* of a 2 degree target in light of the significant economic burden required to achieve the 2 degree target with current technologies; and (2) assuming one possible 2 degree scenario, using the IEA 450 ppm scenario, concludes that the *world* will have continued need for significant investment in hydrocarbon energy sources.

The Company's analysis in the 2014 Report concluding that it is unreasonable to believe that the world will be able to achieve policies and emissions reductions necessary to meet the two degree target is clearly not responsive to the request of the Proposal, which is predicated on portfolio analysis of reduced demand in the event the world succeeds in adopting the policies.

The 2014 Report's analysis, using the 450 ppm scenario, also does not fulfill the request of the Proposal because it does not constitute portfolio analysis. Although the analysis addresses the Company's projection of overall global demand for hydrocarbons, this does not fulfill the Proposal's request for a Company-specific portfolio analysis focused on ExxonMobil's own resources. The Proposal asks that ExxonMobil "assess the resilience of the company's full portfolio of reserves and resources through 2040 and beyond" against "reduction in demand" resulting from "carbon restrictions and related rules or commitments adopted by governments consistent with the globally agreed upon 2 degree target."

The Company provides no analysis as to how and why *its* hydrocarbon supplies will be the source to fulfill demand as of 2030, nor does it allocate its supplies in contrast with other companies. The current low oil price environment, has led to curtailment of development activities in certain high cost oil plays. Public policies adopted to achieve a two degree scenario could be expected to create similar market conditions. Nothing in ExxonMobil's disclosures explains why its particular portfolio of reserves and resources, which include various types of liquids ranging from oil, to oil sands, to unconventional oil and gas and associated liquids that are produced at widely varying costs, would remain competitive as part of the mix of global liquids supply.

Such an analysis is especially important in the context of today's market when it is clear that many state-owned oil companies, such as Saudi Aramco, are able to produce oil at much lower prices than companies like ExxonMobil. This results from the fact that state-owned oil companies have access to the remaining crude oil reserves, where investor owned companies such as ExxonMobil and its peers have been forced into unconventional oil extraction and fracking for new reserves. According to the World Bank, national oil companies control approximately 90 percent of the world's oil reserves and 75 percent of production, as well as many of the major oil and gas infrastructure systems.[1]

Moreover, ExxonMobil expressly limited its claims in the 2014 Report to potential impacts to "proved reserves," not future reserves. Even if ExxonMobil has conducted an analysis of how its specific reserves would be affected by changes in demand, it did not disclose information about this in its 2014 Report or elsewhere, and it did not include any analysis of its specific resources. The Proposal specifically requests an assessment of "the company's full portfolio of reserves and

[1] http://siteresources.worldbank.org/INTOGMC/Resources/9780821388310.pdf

resources through 2040."[2] Failure to comply with the Proposal's requests prevents investors from having any way of gauging whether the Company's particular assets are likely to be economically viable under reduced demand from a two degree scenario.

The need for such a portfolio-specific analysis is heightened by recent developments at the Company that demonstrate that analyzing the particulars of the resources and assets of the Company are essential in the face of shifting global demand. Bloomberg News reported on February 19, 2016 that ExxonMobil's reserves replacement ratio fell to 67 percent in 2015, after achieving ratios of 100 percent or higher for the previous 21 years.[3] Thereafter, in late February Moody's downgraded ExxonMobil's credit outlook from stable to negative. The rating action notice stated:

> The negative rating outlook points to the rising debt levels and weak cash flow based credit metrics and investment returns in 2016 and 2017. It also reflects the risk that ExxonMobil's reduced capital investment for a prolonged period could result in lower levels of reserve replacement and declining production volumes over the medium term.[4]

Thus, a closer examination of the specifics of the Company's own portfolio as requested by the Proposal is both appropriate and necessary for investors, and a general discussion of global demand trends in no way fulfils the Proposal's portfolio analysis request.

The Company's peers, such as BHP Billiton, have at least disclosed some analysis of where their particular portfolio reserves and resources are likely to fit in in a reduced demand world. The 2014 Report's superficial similarities to the other companies' reports do not support the conclusion that the Company has already substantially implemented the essential objective of the Proposal.

In addition, the Company's global analyses for the two degree scenario appear to be out of line with those of internationally recognized analysts. For instance, the IEA explained that achieving the 2 degree target embraced in Paris requires a peak in energy-related emissions by 2020.[5] In contrast, Exxon's 2016 Energy Outlook projects that energy-related CO2 emissions will not peak until 2030.[6] IEA concludes that demand for oil would drop by 43 million barrels per day under the 450 ppm scenario as compared to a business as usual scenario. That is, under current policies, oil demand in 2040 would be 117.1 million barrels/day, whereas under the 450 ppm scenario oil demand would be 74.1 million barrels/day.[7]

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[2] Exxon stated that "The Outlook demonstrates that the world will require all the carbon-based energy that ExxonMobil plans to produce during the Outlook period," but Exxon explained in a footnote that it was only considering its "proved reserves" which "are reserves estimated to be produced on average within sixteen years." Energy and Carbon – Managing the Risks, 12 n. 8.

[3] Exxon fails to replace production for first time in 22 years: http://www.bloomberg.com/news/articles/2016-02-19/exxon-fails-to-replace-production-for-first-time-in-22-years

[4] https://www.moodys.com/research/Moodys-affirms-ExxonMobils-Aaa-rating-outlook-changed-to-negative--PR_344377

[5] World Energy Outlook, 27, 58 (2015) ("a peak in energy –related emissions by 2020" is an "essential step if the door to a 2°C outcome is to remain open").

[6] Exxon, The Outlook for Energy: A View to 2040, 9, 52 (Jan. 2016) ("Global energy-related CO2 emissions are expected to peak b about 2030 and then begin declining.").

[7] World Energy Outlook, Table 3.1, 114 (2015)

Similarly, Citigroup Inc. issued a report concluding that a significant portion of fossil fuel reserves would have to remain untapped in order to meet the two degree target, estimating that one-third of *current* oil reserves would have to remain in the ground.[8] The report stated, "We estimate that the total value of stranded assets [for fossil fuels] could be over $US100 trillion based on current market prices."[9] This is in sharp contrast to the Company's assertion that it can continue to develop fossil fuels and to meet continued and growing demand.

Finally, the Company's discussion of proxy cost merely reinforces the highly optimistic assessment of a favorable policy environment for the Company's carbon-based products - demonstrating that the Company believes public policy and demand reduction will drive its business planning to the 2040 horizon only to a framework congruent with its continued development and sale of fossil fuels, in sharp contrast to a much steeper carbon reduction curve projected by third parties like IEA and Citigroup. The existing use of an internal cost, as a proxy for the Company's public policy optimism, does not constitute substantial implementation of the Proposal.

In sum, it remains clear that the Company has not fulfilled the guidelines or essential purpose of the Proposal, and therefore the Proposal is not excludable under Rule 14a-8(i)(10).

3. The Company is not authorized to alter the text of the proposal under Rule 14a-8(l).

We reassert our conclusion that it is not in the discretion of a Company under Rule 14a-8(l) to alter the text of a proposal to eliminate proponent names. Accordingly, we request the staff to inform the Company that it must not modify the Proposal to delete the names of the two co-lead filers, and specifically must include the name of the Church of England as co-lead filer.

CONCLUSION

In all regards, we stand by our initial response of February 22, 2016 demonstrating that the Proposal is not excludable under Rule 14a-8(i)(3) or Rule 14a-8(i)(10). We urge the Staff to notify the Company that it may neither exclude the proposal its 2016 Proxy Materials, nor alter the language of the Proposal to eliminate language identifying the filers. Please feel free to phone me at 413 549-7333 if you have any questions regarding this matter.

Sincerely,

Sanford Lewis

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[8] Giles Parkinson, "Citigroup Predicts $100 Trillion In Stranded Assets If Paris Summit Succeeds," CleanTechnica.com, Aug. 26, 2015, http://cleantechnica.com/2015/08/26/citigroup-predicts-100-trillion-in-stranded-assets-if-paris-summit-succeeds/

[9] *Id.*

Cc:
Louis L. Goldberg, Davis Polk

Patrick Doherty, Director of Corporate Governance, New York State Common Retirement Fund

Andrew Brown, Secretary, Church Commissioners for England

Adam C.T. Matthews, Head of Engagement, Church Commissioners for England

Sonia Kowal, President, Zevin Asset Management, LLC

Jagdeep Singh Bachher, Chief Investment Officer, The Regents of the University of California

Elizabeth A. Pearce, Vermont State Treasurer, Vermont Pension Investment Committee

Ann Krumboltz, Executive Director, The Brainerd Foundation

Timothy Smith, Walden Asset Management

New York
Menlo Park
Washington DC
São Paulo
London
Paris
Madrid
Tokyo
Beijing
Hong Kong

Davis Polk

Louis L. Goldberg

Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017
212 450 4539 tel
212 701 5539 fax
louis.goldberg@davispolk.com

February 29, 2016

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
via email: shareholderproposals@sec.gov

Ladies and Gentlemen:

On behalf of Exxon Mobil Corporation, a New Jersey corporation (the "**Company**" or "ExxonMobil"), we are writing in response to the letter dated February 22, 2016 (the "**Proponent Letter**") from Sanford J. Lewis on behalf of the New York State Common Retirement Fund (the "**Proponent**"), which was written in response to the letter dated January 22, 2016 (the "**Company No Action Letter**") sent to the Securities and Exchange Commission (the "**SEC**") by Louis L. Goldberg of the law firm Davis Polk on behalf of the Company with respect to a shareholder proposal dated December 3, 2015 (the "**Proposal**") submitted to the Company by the Proponent. For the reasons stated below and in the Company No Action Letter, the Company rejects the Proponent Letter's claims and continues to request that the SEC not recommend any enforcement action if, in reliance on Rule 14a-8, the Company omits the Proposal from its 2016 proxy materials.

1. The Proposal is vague and indefinite under Rule 14a-8(i)(3) because it fails to define what a "2 degree target" is and a scenario that would lead to it, such that neither a shareholder voting on the Proposal nor management in implementing the Proposal could be certain as to its request.

The Proponents are asking shareholders to vote on a Proposal that contains terms subject to multiple and conflicting interpretations. We disagree with the Proponent Letter's claim that a 2 degree target is "consistently understood among diverse sources including financial analysts, investment advisors, the general press and public" generally. Shareholders making their voting decisions are limited to the text of the Proposal itself, which merely refers to "a scenario in which reduction in demand results from carbon restrictions and related rules or commitments adopted by governments consistent with the globally agreed upon 2 degree target." It assumes that there is a common understanding of "2 degree target" and the actions necessary to reach it, both of which claims we dispute.

The Proponent Letter cites certain institutional investors and alleges these investors understand what scenarios or governmental policies and commitments would lead to a 2 degree target. First, we contend this is not the case since, as indicated in the Company No Action Letter, there exist a wide range of probabilistic analyses as to the emission reductions necessary to make a 2 degree target more likely than not, and a virtually infinite combination of policy actions that could be taken by hundreds of governments around the world to attempt to achieve those targets. Moreover, the knowledge of specific institutions which have made an extensive study of the 2 degree issue cannot be imparted to shareholders generally. The argument in the Proponent Letter requires all of the Company's shareholders to have a high level of specific knowledge and expertise in climate change and related policy in order to understand and evaluate the Proposal's undefined reference to a 2 degree target.[1]

The Proponent Letter refers to numerous varied and complicated external analyses and reports, of which only a limited portion is either excerpted or explained in the Proponent Letter, to bolster the Proponent Letter's position that there is a "consistently understood" meaning of the 2 degree target. Based on prior Staff decisions, the Proposal cannot contain any particular set of external guidelines as a reference,[2] so it is not appropriate to end run the inability to actually include those references in the Proposal by citing to them in the Proponent Letter, as if they should be understood to be part of the Proposal.

Further, in addition to the vagueness of the 2 degree target itself, the specific types of analysis referred to in the Proponent Letter, none of which can be assumed to be within the knowledge of shareholders voting on the Proposal, are in any case themselves vague. As the Proponent Letter points out, "there are many pathways to achieving" the 2 degree target. The Company and the scientific community agree with this statement, which illustrates why the Proposal is inherently vague.

As previously explained in the Company No Action Letter, if one way of achieving the 2 degree target is to engage in massive worldwide deployment of nuclear and other renewable energy generation, this will require one specific type of analysis. However, if the method for achieving the 2 degree target is instead the widespread use of more technologically advanced carbon capture and sequestration or dramatic gains in energy efficiency, an entirely different analysis is necessary. While the Proponent Letter states that "there is much more consensus around" what methods will be required to reach the 2 degree target, the Proponent Letter tellingly does not cite to any examples of this claimed consensus. As a result, shareholders cannot be expected to have sufficient knowledge of the range of methods that could be employed under the Proposal, much less which of those methods shareholders are being asking the Company to assess. Thus the Proposal fails to address essential aspects of its own implementation, making it vague.

Finally, the Proponent Letter claims that the Company's publicly available March 2014 report titled "Energy and Carbon – Managing the Risks" (the "**2014 Report**") "adequately

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[1] As an example of the complexity of the 2 degree target, the United Nations Intergovernmental Panel on Climate Change, in its advice to policymakers, explains that various projections need to be made based on factors such as "population size, economic activity, lifestyle, energy use, land use patterns, technology and climate change" to determine a pathway that would be "representative of a scenario that aims to keep global warming *likely* below 2°C above pre-industrial temperatures." See page 8 at https://www.ipcc.ch/pdf/assessment-report/ar5/syr/AR5_SYR_FINAL_SPM.pdf.

[2] For example, see https://www.sec.gov/divisions/corpfin/cf-noaction/14a-8/2011/bartlettnaylor032111-14a8.pdf.

describes what [the Company] calls the low carbon/2 degree scenario" and is evidence that the Company in 2014 "had a clear sense of what it understood the 2 degree scenario to be." However, despite the 2014 Report's reference to a "low carbon scenario" as a scenario where world temperature increases do not exceed 2 degrees Celsius above pre-industrial levels by 2100, the 2014 Report never claims to predict the specific policy actions likely to be taken by governments around the world to meet such a scenario or the timing for implementing them. These are the exact variables that make the 2 degree scenario, and how to reach it, uncertain and vague within the context of the Proposal: For example, it is one thing to limit global temperature increases to 2 degrees Celsius by 2100 if significant measures are implemented immediately to reduce the growth in global greenhouse gas emissions; but it is an entirely different scenario if such measures are not put into place until later in the century. [3] The 2014 Report thus cannot and does not indicate a "clear sense" on the Company's part of policy steps to be taken to achieve a 2 degree scenario. It is the very difficulty of predicting specific future policy actions to be taken by hundreds of different governments around the world that leads the Company to use a proxy cost of carbon in its investment planning – which is intended to capture the expected cost of the wide range of actions governments might take to restrict carbon in the future—rather than attempting to predict which among a wide range of potential policy scenarios might be chosen.

2. The Proposal is vague and indefinite because current and future public policy related to a 2 degree target is vague and unclear.

The Proponent Letter inaccurately claims "enough is known about the general direction of public policy related to the 2 degree target" and claims that there is a clear meaning to the Proposal's reference to such public policies. Global solutions and approaches to meeting the 2 degree target remain highly uncertain and encompass a wide range of possibilities as described in more detail in the Company No Action Letter. The most recent indication of such global public policy is the results of the 21st Conference of Parties to the United Nations Framework Convention on Climate Change, which led to an agreement on December 12, 2015 (the "Paris Agreement") in which 195 governments agreed to take steps including setting and reporting "intended nationally determined contributions (the "**intended reductions**") with the aim of achieving a 2 degree target. However, as demonstrated in the Company No Action Letter, the Paris Agreement itself indicates that the intended reductions submitted by the parties to date are insufficient to meet the 2 degree target. Further, the Paris Agreement itself is inconsistent in the specific temperature goal it sets; in places, it refers to the need to limit temperature increase to "well below" 2 degrees, and in other places it refers to simply limiting increases to "below" 2 degrees. Given that another aspirational target set in the Paris Agreement is to limit temperature increase to 1.5 degrees, the difference between "well below" and "below" 2 degrees could be quite substantial.

In addition, the Paris Agreement has not yet been ratified and so is not binding, and even assuming it is ratified by sufficient nations in the future, the intended reductions of each nation will not be binding, and there will be no legal enforcement mechanism to force signatories to comply with their intended reductions. Further, the U.S.'s intended reduction relies heavily on the "Clean Power Plan," a set of regulations aimed at reducing carbon dioxide emissions from

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[3] Indeed, as pointed out in the Company No Action Letter, organizations such as the Intergovernmental Panel on Climate Change have revised their estimated time at which global greenhouse gas emissions must peak to meet the 2 degree target by 2100, demonstrating the uncertainty surrounding this target.

the power generation sector, which is the subject of litigation with an uncertain outcome. In short, there remains significant uncertainty regarding the specific future public policy steps to be taken to implement the Paris Agreement. Therefore, as stated in the Company No Action Letter, the use of the term 2 degree as a core element of the Proposal renders the Proposal inherently vague and indefinite, because current and future public policy surrounding the 2 degree target, and how to get there, is highly uncertain. Given this uncertainty, it is impossible for shareholders to know what actual policy actions they are asking the Company to assess when voting on the Proposal.

3. The vagueness of the Proposal is not excused simply because the Proponent Letter claims the Proposal gives the Company "flexibility."

The Proponent Letter claims on page 8 that the vague references to a 2 degree target in the Proposal were intended to provide "flexibility for the Company to review other publicly available materials, including those of its peers, to evaluate and determine the range of plausible pathways to achieve the 2 degree scenario and choose the trajectory or trajectories that it views as most likely." Leaving aside the fact that the Proposal itself makes no reference to this supposed "flexibility" being offered to the Company, this quote from the Proponent Letter simply serves to demonstrate the inherent vagueness of the Proposal because it admits that there is a "range of plausible pathways to achieve the 2 degree scenario." Accordingly, shareholders cannot reasonably be expected to understand that the Proposal intends for the Company to exercise this type of "flexibility," nor does the Proposal inform shareholders of the wide range of different pathways from which the Company would supposedly have discretion to choose. The request that the Company "review other publicly available materials" demonstrates the insufficiency of the language of the Proposal itself. If the Proponent Letter is asking the Company to review numerous public materials to choose a particular 2 degree pathway, shareholders armed with only the text of the Proposal itself cannot reasonably be expected to know which pathway they are being asked to support.

4. The Company's 2014 Report clearly shows that the Proposal has been substantially implemented.

As discussed in the Company No Action Letter, the Company prepared its 2014 Report in connection with the withdrawal of a prior shareholder proposal from Arjuna Capital and As You Sow that requested an analysis of the potential for the Company's oil and gas assets to become stranded as a result of global public policy regarding climate change. The 2014 Report's analysis and conclusion – that none of the Company's proved reserves [4] is or will become "stranded," even under a 2 degree pathway, is updated annually via the Company's Outlook for Energy (the "**Outlook for Energy**") [5] and Corporate Citizenship Report ("**CCR**"), but the fundamental analysis and conclusions remain unchanged. As a result, the 2014 Report's conclusions as updated by the Outlook for Energy and CCR remains sufficient to meet the essential objective of the Proposal as explained in the Company No Action Letter.

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[4] The Company determines its proved reserves in full compliance with SEC reporting standards, including the test of "reasonable certainty." These reserves are updated and reported annually in the Company's 10-K filing, including discounted cash flows as required. Proved reserves are a fundamental element of a company's valuation.

[5] http://cdn.exxonmobil.com/~/media/global/files/outlook-for-energy/2016/2016-outlook-for-energy.pdf

The 2014 Report addresses two key points: (1) it assesses the reasonableness of a 2 degree target considering the need to satisfy global energy demand and the likelihood that the world will take the dramatic, immediate policy and regulatory steps and incur the resulting significant economic burden that would be required to achieve the 2 degree target with current technologies;[6] and (2) assuming one possible 2 degree scenario, using a reputable independent forecast (the International Energy Agency 450 PPM Scenario), the Company demonstrates in the 2014 Report on pages 11-12 and the associated graph,[7] the world's continued need for significant investment in hydrocarbon energy sources. By example, the graph demonstrates that even under a 2 degree scenario, absent significant new investment in hydrocarbon resources, by 2030 demand for hydrocarbons will exceed supply by almost 50%.

The Company's Outlook for Energy is updated annually for the key building blocks that underpin energy supply and demand, including developments in climate policy. This annual analysis has led the Company to incorporate a proxy cost of carbon due to the likelihood of government policies that will impose an additional cost on carbon. As indicated above, the Company's assessment of carbon policies in the Outlook for Energy are consistent with the cumulative commitments made in the Paris Agreement and its 2 degree target. The Company uses the proxy cost of carbon in relevant long-term investment decisions to ensure the resiliency of its investments. An important element of the Outlook for Energy and the Company's investment planning is to "stress test" the Company's demand projections and investment economics to understand and test critical variables that can materially impact the outcomes. This is further described in the 2014 Report on pages 16-18.

In short, the 2014 Report concludes that, even if a 450 PPM/low carbon scenario were to occur, the Company's publicly available Outlook for Energy[8] demonstrates that there will be sufficient demand for the carbon-based energy the Company plans to produce between now and 2040.

Page 8 of the Proponent Letter states that "the Company is merely being asked to use the same tools it used to forecast demand and price through 2040 to develop an alternative scenario consistent with the agreement reached by 196 nations to address the global problem of climate change." The Company has fully met this request. Page 49 of the Company's 2016 Outlook for Energy report, an earlier version of which provided the basis for the 2014 Report, demonstrates that the Company has taken into account the commitments of the parties to the Paris Agreement in analyzing the effects public climate change policies are expected to have on the global demand for energy before 2040. In fact as noted previously the Company's projections for emissions reductions in the most recent Outlook for Energy are at least as aggressive as the intended reductions. This is additional evidence that the Company has already substantially implemented the essential objective of the Proposal, which itself (incorrectly, as discussed above) referred to the Paris Agreement as a stand-in for a 2 degree scenario.

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[6] Commitments from the Paris Agreement demonstrate this latter point, which, based on several independent assessments, is consistent but less aggressive than the Company's most recent Outlook for Energy as discussed in more detail in this letter.

[7] http://cdn.exxonmobil.com/~/media/global/files/energy-and-environment/report---energy-and-carbon---managing-the-risks.pdf.

[8] See page 7 at http://cdn.exxonmobil.com/~/media/global/files/outlook-for-energy/2016/2016-outlook-for-energy.pdf. See also http://corporate.exxonmobil.com/en/current-issues/climate-policy/climate-perspectives/managing-climate-change-business-risks.

In addition, while the Proponent Letter cites current and in-process analyses by certain companies, including BHP Billiton, that the Proponent Letter claims are adequate analyses under a 2 degree scenario, these analyses draw similar conclusions to the Company's 2014 Report. For example, the BHP Billiton "Climate Change: Portfolio Analysis" report cited favorably by the Proponent Letter makes similar conclusions as the 2014 Report when the BHP Billiton report on page 2 states that "Even as the world addresses climate change, independent experts such as the International Energy Agency expect that fossil fuels are likely to continue to supply the majority of the world's energy needs for decades to come, including in a 2°C world." [9] These similarities support the conclusion that the Company has already substantially implemented the essential objective of the Proposal.

Finally, page 2 of the Proponent Letter demonstrates some confusion between the Company's use of a proxy cost of carbon over its planning horizon of up to $80 per ton in some regions and the $2,000+ per ton estimate for achieving a low carbon scenario by 2100. The Proponent Letter uses this superficial numerical discrepancy between $80 and $2000 to claim that the Company's proxy cost for carbon does not substantially implement the Proposal's objective. However, this is an apples and oranges comparison. The $2000 per ton figure represents a third party estimate of the approximate cost per ton of carbon dioxide in the year 2100 required to reach a 2 degree scenario using currently known technologies. By contrast, the Company's proxy cost of carbon, used to develop the Outlook for Energy, represents the Company's estimate of the cost of expected policy actions to reduce carbon emissions over the Company's business planning horizon to 2040, which matches the horizon requested by Proponents. The Company is comfortable that its proxy cost of up to $80 in some regions appropriately captures the cost of expected rising carbon restrictions through 2040, which more than covers the approximately 16-year life of the Company's current proved reserves. [10] As such, the Proponent Letter's claim that the Company's use of a proxy cost of carbon is not evidence of substantial implementation is unfounded: The Company has tied its analysis of a proxy cost of carbon and that cost's effect on the Company's oil and gas reserves to the time period between now and 2040, exactly as requested in the Proposal.

5. Rule 14a-8(l)

As discussed in the Company No Action Letter, should the Staff not agree with our opinion that the Proposal can be excluded from the Company's 2016 proxy materials, the Company does not intend to include the names of both the lead filer and the co-filer in its proxy materials, but rather will make information concerning the co-filer available to shareholders on request consistent with long-standing Company practice. This approach is especially necessary as in some cases the Company receives proposals with over two dozen co-filers. The Proponent Letter argues that the clear discretion provided to issuers under Rule 14a-8(l) in determining how to present proponent information in the issuer's proxy statement can be rendered null simply by proponents' purporting to include their names as part of the Proposal itself. We believe Rule 14a-8(l) is perfectly clear in allowing issuers, not proponents, to determine whether to include proponent information in the proxy statement or to make such information available on request. The Company therefore reaffirms its intention, if the Proposal is included in the Company's 2016 proxy materials, to identify only the State of New York as lead filer in the proxy statement and to

[9] http://www.bhpbilliton.com/~/media/5874999cef0a41a59403d13e3f8de4ee.ashx.

[10] See footnote 4 above in this letter.

make information regarding the Church of England as co-filer available on request, consistent with the Company's long-standing practice for other proposals that include co-filers.

* * *

For the reasons stated above and in the Company No Action Letter, the Company rejects the Proponent Letter's claims and continues to request that the SEC not recommend any enforcement action if, in reliance on Rule 14a-8, the Company omits the Proposal from its 2016 proxy materials.

Respectfully yours,

Louis L. Goldberg

Attachment

cc w/ att: James E. Parsons, Coordinator – Corporate Securities & Finance Law, ExxonMobil

Patrick Doherty, Director of Corporate Governance, New York State Common Retirement Fund

Andrew Brown, Secretary, Church Commissioners for England

Adam C.T. Matthews, Head of Engagement, Church Commissioners for England

Sonia Kowal, President, Zevin Asset Management, LLC

Jagdeep Singh Bachher, Chief Investment Officer, The Regents of the University of California

Elizabeth A. Pearce, Vermont State Treasurer, Vermont Pension Investment Committee

Ann Krumboltz, Executive Director, The Brainerd Foundation

Timothy Smith, Walden Asset Management

SANFORD J. LEWIS, ATTORNEY

February 22, 2016

Via electronic mail to shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal to Exxon Mobil Corporation Regarding stranded assets due to climate change policy on behalf of New York State Common Retirement Fund

Ladies and Gentlemen:

The New York State Common Retirement Fund (the "Proponent") is beneficial owner of common stock of Exxon Mobil Corporation ("ExxonMobil" or the "Company") and has submitted a shareholder proposal (the "Proposal") to the Company, together with the Endowment Fund of the Church of England as a co-lead proponent and other investors as co-filers.[1] I have been asked by the Proponent to respond to the letter dated January 22, 2016 (the "Company Letter") sent to the Securities and Exchange Commission by Louis L. Goldberg of the law firm of Davis Polk. In that letter, the Company contends that the Proposal may be excluded from the Company's 2016 proxy statement by virtue of Rule 14a-8(i)(3) and Rule 14a-8(i)(10).

I have reviewed the Proposal, as well as the letter sent by the Company, and based upon the foregoing, as well as the relevant rules, it is my opinion that the Proposal must be included in the Company's 2016 proxy materials and that it is not excludable by virtue of those rules. A copy of this letter is being emailed concurrently to Louis L. Goldberg of Davis Polk.

SUMMARY

The Proposal requests that the Company prepare and publish an annual assessment of long term portfolio impacts of public climate change policies, at reasonable cost and omitting proprietary information, including analysis of the impacts on ExxonMobil's oil and gas reserves and resources under a scenario in which reduction in demand results from carbon restrictions and related rules or commitments adopted by governments consistent with the globally agreed upon 2 degree target. The reporting should assess the resilience of the Company's full portfolio of reserves and resources through 2040 and beyond and address the financial risks associated with such a scenario.

[1] Co-filers of the Proposal include: Zevin Asset Management, LLC on behalf of Ellen Sarkisian, The Regents of the University of California, Vermont Pension Investment Committee and The Brainerd Foundation.

PO Box 231 Amherst, MA 01004-0231 • sanfordlewis@strategiccounsel.net
(413) 549-7333 ph. • (413) 825-0223 fax

In response to a previous shareholder proposal, the Company issued a March 2014 report entitled **Energy and Carbon – Managing the Risks** (**"2014 Report"**) asserting its opinion that it is unlikely global and national governments will enact policies consistent with the global goal of constraining carbon as needed to contain global temperature rise to 2 degrees Celsius. Thus, the Company declined to calculate the economic impact on its portfolio should such policies be put into place.

The Company asserts that the Proposal is excludable under Rule 14a-8(i)(3) either because it fails to define terms or fails to address the central aspects of its implementation. However, the meaning of "public climate policies consistent with the 2 degree target" is clear. It is clear within the Company's own 2014 Report, and within current policymaking circles, investor analysis, public and media discussion of this controversy, and also in reading the Proposal in its entirety. The fact that global solutions and approaches to meeting the 2 degree target are still subject to innovation and policy refinement does not render the Proposal vague. Enough is known about the general direction of public policy related to the 2 degree target and its potential restrictions on carbon and fossil fuels to allow the Company to assess these issues, and the meaning of the Proposal is neither unclear to shareholders nor to Company management. Despite a zealous effort by the Company to create uncertainty and forego action, the Proposal is not excludable as vague or misleading.

The Company also asserts that it has substantially implemented the Proposal through its existing disclosures in which it concluded it is highly unlikely that global governments will impose restrictions on fossil fuels consistent with the 2 degree scenario. In support of its argument that the Proposal is excludable under Rule 14a-8(i)(10), the Company notes that it issued the 2014 Report in response to a previous shareholder proposal, in which it stated the Company is "confident that none of our hydrocarbon reserves are now or will become stranded" through 2040. The present Proposal is clearly written as a response to that prior Company report, which the Proponent, the co-lead proponent and co-filers believe dramatically underestimates the prospect for global restrictions to meet the 2 degree target. The essential purpose of the Proposal is for the Company to calculate the potential losses in the event its optimistic conjectures prove false. As such, the Company's reporting, including the 2014 Report, does not meet the essential purpose of the current proposal. The Company has not issued a report fulfilling these purposes, and therefore the Proposal is not substantially implemented.

Moreover, the Company's current use of a carbon proxy price, which it asserts as its means of calculating climate policy impacts, merely amplifies and reflects its optimistic assessments of national and global climate policies. The Company Letter notes that ExxonMobil is setting an internal price as high as $80 per ton; in contrast, the 2014 Report notes a carbon price of $1000 per ton to achieve the 450 ppm (2 degree scenario) and the Company reportedly stated during the recent Paris climate talks that a 1.5 degree scenario would require a carbon price as high as $2000 per ton within the next hundred years. Thus, with an order of magnitude gap between the Company's proxy pricing and its statements regarding what would be needed to restrict carbon consistent with the 2 degree goal, it is clear that ExxonMobil's current carbon pricing does not reflect a calculation of the costs and risks to the Company if the 2 degree scenario is implemented by policymakers.

THE PROPOSAL

The Proposal states:

"RESOLVED: Shareholders request that by 2017 ExxonMobil publish an annual assessment of long term portfolio impacts of public climate change policies, at reasonable cost and omitting proprietary information. The assessment can be incorporated into existing reporting and should analyze the impacts on ExxonMobil's oil and gas reserves and resources under a scenario in which reduction in demand results from carbon restrictions and related rules or commitments adopted by governments consistent with the globally agreed upon 2 degree target. The reporting should assess the resilience of the company's full portfolio of reserves and resources through 2040 and beyond and address the financial risks associated with such a scenario.

Supporting Statement:

It is our intention that this be a supportive but stretching resolution that ensures the long-term success of the company.

Recognizing the severe and pervasive economic and societal risks associated with a warming climate, global governments have agreed that increases in global temperature should be held below 2 degrees Celsius from pre-industrial levels (Cancun Agreement). Pursuant to the Durban Platform, 184 parties submitted plans to reduce greenhouse gas emissions in advance of the 21st Conference of the Parties. In November 2014 the United States and China agreed to policy and regulatory actions to reduce greenhouse gas emissions and re-affirmed and expanded those actions in September 2015.

ExxonMobil recognized in its 2014 10-K that "a number of countries have adopted, or are considering adoption of, regulatory frameworks to reduce greenhouse gas emissions," and that such policies, regulations, and actions could make its "products more expensive, lengthen project implementation timelines and reduce demand for hydrocarbons," but ExxonMobil has not presented any analysis of how its portfolio performs under a 2 degree scenario.

In response to a previous shareholder resolution regarding Carbon Asset Risk, ExxonMobil asserted "that an artificial capping of carbon-based fuels to levels in the 'low carbon scenario' [such as IEA 450ppm] is highly unlikely" and did not test its portfolio against a 2 degree scenario.

However, ExxonMobil's peers, Shell, BP, and Statoil have recognized the importance of assessing the impacts of these scenarios by endorsing the "Strategic Resilience for 2035 and beyond" resolutions that received almost unanimous investor support in 2015. BHP Billiton now publishes a "Climate Change: Portfolio Analysis" evaluating its assets against 2 degree scenarios, and ConocoPhillips states that it stress tests its portfolio against 2 degree scenarios. More recently, ten major oil and gas companies have announced that they will support the implementation of clear stable policy frameworks consistent with a 2 degree future.

This resolution aims to ensure that ExxonMobil fully evaluates and mitigates risks to the viability of its assets as a result of public climate change policies, including in a 2 degrees scenario."

BACKGROUND

Growing Financial Risks of Climate Change

Climate change and the risks it is generating for companies have become major concerns for investors. These concerns have been magnified by the 21st Session of the Conference of the Parties (COP 21) in Paris, where 195 global governments agreed to restrict greenhouse gas (GHG) emissions to no more than 2 degrees Celsius from pre-industrial levels and submitted plans to begin achieving the necessary GHG emission reductions. In the agreement, signatories also acknowledged the need to strive to keep global warming to 1.5 degrees, recognizing current and projected harms to low lying islands. Although the reduction goals are not set forth in an enforceable agreement, the parties put mechanisms in place for transparent reporting by countries and a ratcheting mechanism every five years to create accountability for achieving these goals. U.N. Secretary General Ban Ki-moon summarized the Paris Agreement as follows: "The once unthinkable [global action on climate change] has become the Unstoppable."[2]

Achievement of even a 2 degree goal requires *net zero global emissions* to be attained by 2100.[3] Achieving net zero emissions this century means that the vast majority of fossil fuel reserves cannot be burned. As noted by Mark Carney, the President of the Bank of England, the carbon budget associated with meeting the 2 degree goal will "render the vast majority of reserves 'stranded' – oil, gas, and coal that will be literally unburnable without expensive carbon capture technology, which itself alters fossil fuel economics."[4]

As the profound implications of a warming world resonate with global policymakers, and a credible path to action has been initiated, the need for companies to provide reliable information on the financial risks and opportunities associated with climate change has only been underscored. Investors require clear, transparent, and comparable information about climate change impacts to make informed assessments about their use of capital. This need for clear and complete information has been echoed by a range of financial regulatory agencies and institutions, from the Bank of England to the Financial Stability Board (FSB) which recently set up a Task Force on Climate-Related Financial Disclosures (TCFD) under the chairmanship of Michael Bloomberg. The goal of the TCFD is to develop voluntary, consistent climate-related financial risk disclosure mechanisms to provide critical informative information to investors, lenders, insurers, and other stakeholders. France recently created mandatory climate risk disclosure requirements.[5]

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[2] COP21: UN chief hails new climate change agreement as 'monumental triumph,' http://www.un.org/apps/news/story.asp?NewsID=52802#.Vq751VJRJuQ

[3] United Nations Environmental Program. UN Says Global Carbon Neutrality Should Be Reached by Second Half of Century, Demonstrates Pathways to Stay Under 2°C. Nov, 2014.

[4] Bank of England. Breaking the tragedy of the horizon - climate change and financial stability - speech by Mark Carney. Sept, 2015. http://www.bankofengland.co.uk/publications/Pages/speeches/2015/844.aspx#1

[5] Pensions & Investments. France to require institutional investors to disclose carbon exposure. May, 2015. http://www.pionline.com/article/20150522/ONLINE/150529958/france-to-require-institutional-investors-to-disclose-carbon-exposure

Australia also just announced that its Senate will conduct an inquiry into how Australian companies report their investments in fossil fuels and their exposure to the carbon bubble.[6]

Global governments are now on a clearly acknowledged path to decarbonisation. The message of Paris and the urgency for action will have profound effects on regulatory policy, technological progress, and consumer demand in the energy sector which contributes up to 76% of GHG emissions and is therefore ground zero for change.[7] The array of climate change-related risks to oil and gas companies resulting from regulatory, technological, financing changes, and associated demand reductions, must not only be assessed by the Company and internalized, but shared with investors to allow them to make fully formed investment decisions. In a 2010 disclosure Guidance Update, the SEC recognized the need for comprehensive climate disclosure.[8] Over the past 5 years, the need for clear disclosure on the risks of climate change has only become more evident.

Previous investor efforts sought and failed to encourage ExxonMobil to quantify financial risks in the event climate policies effectively implement the 2 degree goal

In 2014, a proposal was filed by shareholders seeking a carbon asset risk report.[9] The Company agreed to issue a report which, in name, addressed the proposal's request. However, instead of calculating the losses associated with carbon restrictions, the Company asserted in its report a belief that any future capping of carbon-based fuels to the levels of a 'low carbon scenario' (the two degree scenario) is highly unlikely due to pressing social needs for energy. In a nutshell, the Company stated quite simply:

> "[W]e are confident that none of our hydrocarbon reserves are now or will become stranded."[10]

As reported by the BBC:

> **"Exxon Mobil shrugs off climate change risk to profit," BBC News, April 1, 2014,** http://www.bbc.com/news/business-26830555

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[6] http://www.climateinstitute.org.au/articles/media-releases/inquiry-into-carbon-risk-disclosure-welcomed.html

[7] Environmental Protection Agency. Global Greenhouse Gas Emissions Data. http://www3.epa.gov/climatechange/ghgemissions/global.html

[8] SEC. Commission Guidance Regarding Disclosure Related to Climate Change. 2010. https://www.sec.gov/rules/interp/2010/33-9106.pdf

[9] The 2014 proposal filed by Arjuna Capital and As You Sow asked ExxonMobil to "prepare a report . . on the Company's strategy to address the risk of stranded assets presented by global climate change, including analysis of long and short term financial and operational risks to the [C]ompany." However, it did not contain the specificity of the current Proposal. The proposal was not found excludable by the Staff, but was withdrawn after the Company agreed to publish a report on carbon asset risk. That report, the 2014 Report, skirted the core concerns of the investors, instead adopting the Company's optimistic outlook on fossil fuel restraints.

[10] Exxon Mobil, Energy and Carbon – Managing the Risks, page 1.

> Exxon Mobil, the US's largest oil and gas company, said in a new report that world climate policies are "highly unlikely" to stop it from producing and selling fossil fuels in the near future.
>
> The firm says its oil and gas reserves will not lose value as the world adapts to rising temperatures.
>
> However, Exxon does not dispute that global warming is happening. …

As the largest oil company in the United States, the Company's risk calculation is not only a statement of assessment of public policy, but can also be understood as a commitment to continue efforts to mold public policy to promote continued fossil fuel sales. As such, the 2014 Report seemed a dire warning to the global community, and showed the intent of ExxonMobil to neglect the implications of continuing to stake the Company's future on the development, sale and promotion of fossil fuels. This was reflected in a *Financial Times* headline interpreting the same report:

> **"Exxon warns global warming targets 'unlikely' to be met," Financial Times, Ed Crooks, March 31, 2014,** http://www.ft.com/cms/s/0/67f73d56-b90a-11e3-a189-00144feabdc0.html#axzz40GYWRSWI
>
> ExxonMobil, the US oil group, said it was "highly unlikely" that the world would cut greenhouse gas emissions sufficiently to keep global warming within the internationally agreed limit of 2C.

Failing to meet the 2 degree goal means, according to scientists, that the world will face massive coastal flooding, increasingly severe weather events, and deepening climate disruption. It will impose billions of dollars in damage on the global economy, and generate an increasing number of climate refugees worldwide. [11]

ANALYSIS

I. The Proposal is not excludable under Rule 14a-8(i)(3) because it is neither vague nor misleading.

The Company asserts that the Proposal is vague and misleading, claiming that most investors might not understand the low carbon scenarios set forth in the Proposal. However, the 2 degree target and the policy options related to its achievement have been widely reported, and most notably, the Company's own 2014 Report adequately describes what it calls the low carbon/2 degree scenario, if only to refute the likelihood of policymakers' success in implementing it. The 2014 Report states on page 8:

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[11] Citi GPS, Energy Darwinism II: Why a Low Carbon Future Doesn't Have to Cost the Earth, August 2015; Department of Defense, National Security Implications of Climate Related Risks and a Changing Climate (July 2015) available at http://archive.defense.gov/pubs/150724-congressional-report-on-national-implications-of-climate-change.pdf?source=govdelivery

> One focus area of stakeholder organizations relates to what they consider the potential for a so-called carbon budget. Some are advocating for this mandated carbon budget in order to achieve global carbon-based emission reductions in the range of 80 percent through the year 2040, with the intent of stabilizing world temperature increases not to exceed 2 degrees Celsius by 2100 (i.e., the "low carbon scenario"). A concern expressed by some of our stakeholders is whether such a "low carbon scenario" could impact ExxonMobil's reserves and operations – i.e., whether this would result in unburnable proved reserves of oil and natural gas.

The report goes on to explain why the Company considers this scenario of carbon restrained fossil fuel sales so unlikely that it declined to calculate the financial implications. Thus, in 2014 the Company had a clear sense of what it understood the 2 degree scenario to bc. And, in light of increasing global attention to climate change, it is untenable to argue the 2 degree scenario has somehow become less clear since then.

The Staff of the Division of Corporation Finance (Staff) has already rejected arguments related to purported vagueness of language similar to that of the current Proposal in *The AES Corporation*, Jan 19, 2016. In that instance, the proposal contained a very similar resolved clause and supporting statement:

> RESOLVED: Shareholders request that AES, with board oversight, publish an assessment (at reasonable cost and omitting proprietary information) of the long term impacts on the company's portfolio of public policies and technological advances that are consistent with limiting global warming to no more than 2 degrees Celsius over pre-industrial levels.
>
> SUPPORTING STATEMENT: Such report should assess the resilience of AES's portfolio including under a scenario in which reduction in demand results from carbon restrictions and related rules adopted by governments consistent with the globally agreed upon 2 degree target accompanied by continued cost reductions in clean energy technologies (such as the IEA's 450ppm scenario). The report should assess the impacts on the company's full portfolio of power generation assets and planned capital expenditures through 2040 and address the financial risks associated with such a scenario.

AES argued that the future scenarios sought in this wording were ambiguous, for instance, "consistent with" the 2 degree target could mean technologies and policies allowing more or less than the target, and that the public policies that may be adopted in the future are ambiguous and unknown. The Staff rejected these arguments and found that the Proposal was not excludable under Rule 14a-8(i)(3).

As in AES, the Company here argues that the Proposal is vague and misleading because it asks the Company to assess the impact of a reduction in demand from "public climate change policies" consistent with the "2 degree" target:

> The meaning and implications of this reference to "2 degree" are not fully explained in the Proposal and are likely only understood and appreciated by shareholders with a significant level of knowledge and expertise regarding climate change science and policy. *Company Letter,* page 4.

The Company acknowledges that the 2 degree goal is widely understood among experts:

> Within the international expert community, "2 degree" is generally used as shorthand for a low carbon scenario under which CO2 concentrations in the earth's atmosphere are stabilized at a level of 450 parts per million (ppm) or lower, representing approximately an 80% reduction in greenhouse gas emissions from current levels, which according to certain computer simulations would be likely to limit warming to 2 degrees Celsius above pre-industrial levels and is considered by some to reduce the likelihood of significant adverse impacts based on analyses of historical climate variability. *Company Letter*, page 4.

But the Company fails to acknowledge that this widely reported goal is also consistently understood among diverse sources, including financial analysts, investment advisors, the general press and public, and, most importantly for purposes of this response, investors generally: Mercer, *Investing in a Time of Climate Change* (June 2015); BlackRock, *The Price of Climate Change: Global Warming's Impact on Portfolios* (October 2015); Charles Schwab, *5 Ways Climate Policies May Impact Your Portfolio* (December 2015); Dallas Morning News, *Historic Deal to Curb Global Warming Reached* (Dec. 12, 2015).

The Company next asserts that there is no agreement regarding what carbon limits need to be met by what years among members of the global scientific community citing the evolving understanding of the IPCC, which in 2007 asserted that emission levels must peak by 2015, and then in subsequent years a peak in the emission levels target was pushed back to 2030. The existence of evolving understanding about how to limit damage to the global ecosystem goes with the territory of this issue; it's not a reason for the Company to decline to examine the risks that these evolving policies could eventually collide with its bottom line.

The Company goes on to assert that the Proposal is vague about exactly what actual "public climate change policies" intended to achieve 2 degrees the Proponent is asking the Company to assess. The point is for the Company to do a careful analysis, and specifically, as is made clear by the overall language of the Proposal, to consider a scenario in which "reduction in demand results from carbon restrictions and related rules or commitments adopted by governments consistent with the globally agreed upon two degree target." The Proposal makes it clear in context that it is specifically referring to a "low carbon scenario such as IEA 450 ppm," however, it also provides flexibility for the Company to review other publicly available materials, including those of its peers, to evaluate and determine the range of plausible pathways to achieve the 2 degree scenario and choose the trajectory or trajectories that it views as most likely. The Company is merely being asked to use the same tools it used to forecast demand and price through 2040 to develop an alternative scenario consistent with the agreement reached by 196 nations to address the global problem of climate change.

Other companies seem to have no difficulty evaluating the 2 degree scenario. As the Proposal notes, other major oil companies are now publishing analyses evaluating their assets against 2 degree scenarios. ConocoPhillips, BHP Billiton, and Statoil have all developed their own 2 degree scenario analyses, and BP and Shell are currently developing these kinds of scenarios in response to shareholder resolutions from 2015.

Shell[12] sees itself moving towards a net zero emissions future as visualized in the chart below:


Fossil 25%
Nuclear 8%
Bioenergy 15%
Solar 30%
Wind 12%
Other 10%
EJ/year
500
400
300
200
100
0
Oil
Natural Gas
Coal
Nuclear
Hydro-Electricity
Biomass
Biofuels
Geo-thermal
Solar
Wind
Other Renewables
Energy source

Figure 3: Example ranges for a feasible energy portfolio providing 1,000 exajoules per year primary energy that is commensurate with net-zero emissions.

BHP Billiton sees at least two different 2 degree trajectories, one that begins with strong policies now and one that is brought about after a "shock" to the system such as a major weather catastrophe and results in more draconian regulations:

In practice, there are many ways the world could limit global temperature rises to 2°C

[12] http://www.shell.com/energy-and-innovation/the-energy-future/shell-scenarios.html

> within this century. Global Accord considers the impacts of an orderly transition where emissions align with the levels indicated by the IPCC after 2030. Along with scenario analysis, we also test the portfolio against shock events. These are unlikely and extreme events that are typically short-term but may have associated longer-term impacts. We have developed a shock event based on Global Accord that describes a much more rapid shift to a 2°C world where emissions align with the levels indicated by the IPCC by 2030, driven by very aggressive policy measures and technology developments.[13]

The following is a visual representation of what this could mean for BHP portfolio. The company envisions an uptick in uranium (increased nuclear power) and reductions in oil and coal use. They assume a 25% increase in the renewable power share of the energy mix under the Global Accord Scenario as compared to the central case:


20-year average Business EBITDA contribution
Central case
4%
4%
10%
27%
Global Accord scenario
3%
10%
15%
Shock event
2%
10%
14%
29%
Energy Coal
Metallurgical Coal
Conventional Oil & Gas
Shale Oil & Gas
Copper (incl. uranium)
Iron Ore
Potash

The 2 degree scenario is well understood by the Company's peers, and while there are many pathways to achieving it, there is much more consensus around what that trajectory may look like than ExxonMobil claims. Furthermore, 188 nations submitted "nationally determined contributions" which form the basis for the implementation of the Paris agreement and none of those include the radical suggestions that Exxon points to in raising the specter of nations deciding to "significantly reduce global population" or to "significantly reduce global GDP or economic growth." Rather, the focus of the nationally determined contributions and actions discussed in the Paris agreement focus on increasing growth while decreasing the carbon intensity of energy supplies, and any suggestions by ExxonMobil to the contrary amount to little more than fear mongering.

As the Company points out, the sum of the actions from the nationally determined contributions does not reduce emissions sufficiently to achieve the 2 degree target, but the COP21 agreement deals with that by requiring review and additional ratcheting down of emissions every 5 years. That means that additional commitments will need to be put in place as early as 2020 under the "ratchet" mechanism to achieve the 2 degree target. Well-respected financial analyst UBS has explained that reaching the 2 degree target would require "largely carbon free output from the electricity sector from about 2030 onwards" (See UBS Mind the Gap (December 2015)). The IEA (a source that ExxonMobil routinely relies upon in its disclosures including its annual Energy Outlook report) has explained that the carbon intensity of energy supply would need to drop to less

[13] BHP Billiton, Climate Change Portfolio Analysis, 3 (Sept. 2015).

than 1/4 of 2013 levels by 2050 in order to meet the 2 degree scenario. This would mean annual net additions of low-carbon power capacity would more than double while carbon intensity of power generation would decline to near-zero by mid-century. [14]

In addition, several analysts have projected that electric vehicle technology and growth will play a significant role in reducing global GHG emissions. China and India have already begun to implement new policies aimed at increasing electric vehicle use since the Paris Agreement was finalized. [15]

The Proposal allows ExxonMobil to exercise its judgment in deciding which analysts and agencies to rely upon in choosing to develop its own version of a plausible 2 degree scenario. For example, the Company may rely upon other reputable financial analysts or energy agencies who have begun to explain the impacts of the Paris Agreement. These include Barclays, Moody's, the IEA, Goldman Sachs, Citigroup, and others. The Proposal's essential purpose, however, is not fulfilled under a scenario in which the Company decides (as it did in response to the 2014 shareholder resolution) that an internationally agreed upon climate target itself is implausible and therefore no evaluation of impact scenarios is performed.

Examples of prior Staff decisions cited by the Company allowing Rule 14a-8(i)(3) exclusions are inapposite. The proposals in question either referenced and failed to explain external standards *ExxonMobil* (March 11, 2011), ("GRI") (sustainability guidelines) *General Electric Company* (January 15, 2015) (referencing "SEC Staff Legal Bulletin No. 14C"), or failed to address essential aspects of implementation, as in *The Boeing Company* (March 2, 2011) (concurring with the exclusion of a proposal requesting, among other things, that senior executives relinquish certain "executive pay rights" because the proposal did not sufficiently explain the meaning of the phrase) and *General Electric Company* (January 23, 2003) (proposal seeking an individual cap on salaries and benefits of one million dollars failed to define the critical term "benefits").

There are no external definitions or gaps in implementation instruction justifying exclusion under Rule 14a-8(i)(3) here. Investors in Exxon Mobil can reasonably be expected to read news regarding climate change, and to understand enough about the discussions at COP 21 and the 2 degree and 1.5 degree scenarios. In the present case, the supporting statement and readily available information, including news coverage and peer activities, overcome the argument that the Proposal is vague and misleading to the Company or its investors.

II. The Company has not substantially implemented the Proposal and therefore is unable to exclude it pursuant to Rule 14a-8(i)(10).

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[14] See IEA, Track the energy transition: Where we are, how we got here, and where we need to be (December 2015). http://www.iea.org/publications/freepublications/publication/COP21EnergyTransition_DataBrief_08December.pdf

[15] Platts, New Policies in China and India Could Spell Oil Slowdown (available at http://www.platts.com/podcasts-detail/policy/2016/january/india-china-oil-policy-0122?hootpostid=8a70254feca763a77c50cdfe404d19cc); Forbes, Can China be a Key Market for Tesla Motors (Feb. 6, 2016).

A. The Proposal is not substantially implemented within the meaning of prior Staff decisions.

The Proposal clearly asks the Company to do what it refused to do in 2014, to consider the cost to the Company associated with the low carbon scenario in which governments effectively enforce the 2 degree scenario. The fact that the Company has decided to be blindly optimistic and assume such a scenario is too unlikely to calculate does not constitute substantial implementation of the Proposal.

The Company characterizes the Proposal's "essential objective," as "an annual assessment of long term portfolio impacts of public climate change policies." In order to do so, the Company ignores the rest of the Proposal's language, which is clearly directed toward addressing the failure of the Company's current approaches and its 2014 Report to address risks of near and long-term risks to fossil fuel assets as a result of the impacts of climate policy should the Company's current optimistic projections fail.

B. The Company's use of carbon pricing is a proxy for the company's optimistic risk assessment.

Exxon Mobil's optimistic appraisal of the lack of effective government regulation to implement the 2 degree scenario is also reflected in its process of setting a carbon price internally for purposes of investment decisions. As stated in the Company's 2014 Report:

> We also address the potential for future climate-related controls, including the potential for restriction on emissions, through the use of a proxy cost of carbon… . The proxy cost seeks to reflect all types of actions and policies that governments may take over the Outlook period [through 2040] relating to the exploration, development, production, transportation or use of carbon-based fuels. Our proxy cost, which in some areas may approach $80/ton over the Outlook period, ….is…not the same as a "social cost of carbon," which we believe involves countless more assumptions and subjective speculation on future climate impacts. It is simply our effort to quantify what we believe government policies over the Outlook period could cost to our investment opportunities.[16]

These internal prices for carbon are set by the Company based on its understanding of public policy, so that the proxy pricing measures merely echo its upbeat assessment of the future of fossil fuels. For instance, the same report that indicates the above pricing also notes:

> "Stabilization at 450 ppm would require CO2 prices significantly above current price levels, rising to over $200 per ton by 2050. By comparison, current EU Emissions Trading System prices are approximately $8 to $10 per ton of CO2."[17]

[16] Exxon Mobil, Energy and Carbon -- Managing the Risks, pages 17-18.

[17] *Id,*, page 8.

And furthermore, a graph in the 2014 Report, on page 9, shows that a 450 ppm carbon scenario would lead to $1000 per ton by 2090:


Substantial Costs for CO_2 Mitigation
Cost of CO_2 for Various Emission Pathways
Dollars per tonne CO_2 (2000 $)
1,000
800
600
400
200
0
2020
2040
2060
2080
2100
450 ppm
550 ppm
650 ppm
Additional CO_2 Cost for Average American Households
$22,400
44%
$17,900
35%
$13,400
26%
$8,900
18%
$4,500
9%
Increased Energy Cost / Year
% of Median Pre-Tax Income
ExxonMobil

It is clear, then, that ExxonMobil is rejecting the 450 parts per million carbon scenario in the course of its internal carbon pricing. The Company has reported that the more aggressive global goal of keeping temperature increase to 1.5 degrees Celsius would be even more costly. Peter Trelenberg, manager of environmental policy and planning at Exxon Mobil reportedly told the Houston Chronicle editorial board:

> Trimming carbon emissions to the point that average temperatures would rise roughly 1.6 degrees Celsius - enabling the planet to avoid dangerous symptoms of carbon pollution - would bring costs up to $2,000 a ton of CO2. That translates to a $20 a gallon boost to pump prices by the end of this century... . [18]

Thus, the Company's current internal carbon pricing seems to assume that the world's policymakers and energy technology innovators will not be able to contain carbon emissions

[18] "Exxon Mobil backs carbon tax," Houston Chronicle, Collin Eaton and Susan Carroll, Dec. 7, 2015 http://www.houstonchronicle.com/business/energy/article/Exxon-espouses-carbon-tax-amid-Paris-climate-talks-6682461.php

sufficient to cap temperature growth at 1.5 degrees Celsius or even 2 degrees Celsius, but that instead, the Company can expect the economic and policy environment to continue to support its sales of fossil fuels even though atmospheric carbon is then anticipated to induce climate temperature increases well beyond the global climate goals.

The Company also claims that it is already "stress testing" its investments:

> **We also financially "stress test" our investment opportunities, which provides an added margin against uncertainties**, such as those related to technology development, costs, geopolitics, availability of required materials, services and labor. Stress testing, which differs from alternative scenario planning, further enables us to consider a wide rangc of market environments in our planning and investment process. [emphasis added] *Company Letter*, page 8.

The Company's assertion that it engages in financial "stress testing" of investment opportunities substantially differs from a bona fide testing of the stress of a low carbon scenario sought by the Proposal. Further, any claims that the Company does so on an "internal" basis clearly fail to meet the Proposal's request for public disclosure of such analysis so that investors may assess the Company's ability to mitigate risks. The request of the Proposal to consider a true low demand scenario is consistent with the way that analysts in a wide array of situations request companies to go beyond optimistic projections, and undertake stress testing of lower demand scenarios. For instance, Barclays states that: "...we think fossil-fuel companies should at the very least be stress-testing their business models against a significant tightening of global climate policy over the next two decades."[19] There is no indication to shareholders that the Company undertakes any analysis of lowered demand scenarios. The Proposal seeks precisely this type of analysis urged by Barclays and others. Therefore, in the absence of responsive action by the Company that actually provides such an analysis, the Proposal cannot possibly be substantially implemented.

The Proponent certainly agrees that substantial implementation could occur if the Company disclosed information that fulfilled the guidelines of the Proposal, even if the information was provided in separate publicly available sources, e.g., the Company's sustainability report and its 10K. But the Company cannot be said to have done as *Entergy Corp.* (Feb. 14, 2014) and *Duke Energy* (Feb. 21, 2012), where those companies' reporting on GHG emissions in various forums addressed the essential purposes of the proposals. Nor is its behavior consistent with other cited cases, e.g. *Wal-Mart Stores, Inc.* (March 25, 2015) ("diversity and inclusion metric related to employee engagement" was already included in the Company's Management Incentive Plan); *Exelon Corp.* (Feb. 26, 2010) (online political contributions report fulfilled guidelines of proposal).

Although a company need not implement the proposal in exactly the manner requested, it must address the essential purpose and guidelines in order to argue it has been substantially implemented. Here, that essential purpose is a publicly available analysis of the impact on the Company resulting from public policies consistent with the globally agreed upon 2 degree target to mitigate climate change. The Company has not done so.

[19] Barclays, *Climate Change: Warming up for COP-21*, Nov. 14, 2015.

III. The Company must include the full text of the Proposal, as written, in the 2016 Proxy.

In footnote 1 of the Company Letter, the Company notes:

> Pursuant to Rule 14a-8(l), the Company is not required to include a shareholder proponent's name in its proxy statement. As stated in Staff Legal Bulletin No. 14C (Jun. 28, 2005), "Rule 14a8(l) is a self-executing provision of the rule that permits a company to exclude from its proxy statement a shareholder proponent's name, address, and number of voting securities held, as long as the company includes a statement that it will provide this information to shareholders promptly upon receiving an oral or written request." ExxonMobil's longstanding practice is to name only the lead filer of a proposal in the Company's proxy statement and to provide information regarding any co-filers only upon request. The Church of England purports to act as "co-lead-filer" of the Proposal but in the Company's view is more properly considered a co-filer. Accordingly, if the Proposal is included in the 2016 Proxy Materials, references to the "endowment fund of the Church of England" will be removed.

We believe that the Company is misconstruing Rule 14a-8(l) and Staff Legal Bulletin 14C in concluding that it can alter the language of the Proposal so as to eliminate the names of the filers. The rule in question states:

> (l) Question 12: If the company includes my shareholder proposal in its proxy materials, *what information about me must it include along with the proposal itself?*
>
> (1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

As is clear from this language, the rule specifically applies to *additional information* to be included along with the *"proposal itself"*. In this instance, the reference to the co-lead filer is included in the language of the Proposal itself. It is not additional. The Proposal states at the top of the page:

> **(NOTE: All text below this sentence is part of the submitted stockholder resolution.)**
>
> This resolution is submitted by the New York State Common Retirement Fund and the endowment fund of the Church of England as lead proponents of a filing group.
>
> RESOLVED: Shareholders request that by 2017 ExxonMobil publish an annual assessment of long term portfolio impacts of public climate change policies, at....

Accordingly, in this instance, mentioning the Endowment Fund of the Church of England as well as the New York State Common Retirement Fund is not a question of including "additional information" along with the Proposal, but is part of the Proposal itself. Therefore, we request the Staff when issuing its determination of the Company's request for no action relief to expressly instruct the Company that it may not alter the language of the Proposal so as to delete this reference to the filers.

CONCLUSION

Based upon the foregoing analysis, the Proposal is not excludable under Rule 14a-8(i)(3) or Rule 14a-8(i)(10).

We urge the Staff to notify the Company that the proposal is not excludable and therefore the Company may not, in reliance on Rule 14a-8, omit the Proposal from its 2016 Proxy Materials, nor alter the language of the Proposal. Please feel free to phone me at 413 549-7333 if you have any questions regarding this matter.

Sincerely,

Sanford Lewis

Cc:

Louis L. Goldberg, Davis Polk

Patrick Doherty, Director of Corporate Governance, New York State Common Retirement Fund

Andrew Brown, Secretary, Church Commissioners for England

Adam C.T. Matthews, Head of Engagement, Church Commissioners for England

Sonia Kowal, President, Zevin Asset Management, LLC

Jagdeep Singh Bachher, Chief Investment Officer, The Regents of the University of California

Elizabeth A. Pearce, Vermont State Treasurer, Vermont Pension Investment Committee

Ann Krumboltz, Executive Director, The Brainerd Foundation

Timothy Smith, Walden Asset Management

New York
Menlo Park
Washington DC
São Paulo
London
Paris
Madrid
Tokyo
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Hong Kong

Davis Polk

Louis L. Goldberg

Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017

212 450 4539 tel
212 701 5539 fax
louis.goldberg@davispolk.com

January 22, 2016

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
via email: shareholderproposals@sec.gov

Ladies and Gentlemen:

On behalf of Exxon Mobil Corporation, a New Jersey corporation (the "**Company**" or "**ExxonMobil**"), and in accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), we are filing this letter with respect to the shareholder proposal dated December 3, 2015 (the "**Proposal**") submitted by the New York State Common Retirement Fund[1] (the "**Proponent**"), for inclusion in the proxy materials the Company intends to distribute in connection with its 2016 Annual Meeting of Shareholders (the "**2016 Proxy Materials**"). The Proposal and copies of all correspondence with the Proponent and the co-filers of the Proposal are attached hereto as Exhibit A.

We hereby request confirmation that the Staff of the Division of Corporation Finance (the "**Staff**") will not recommend any enforcement action if, in reliance on Rule 14a-8, the Company omits the Proposal from the 2016 Proxy Materials. In accordance with Rule 14a-8(j), this letter is being filed with the Securities and Exchange Commission (the "**Commission**") not less than 80 days before the Company plans to file its definitive proxy statement.

Pursuant to Staff Legal Bulletin No. 14D (CF), Shareholder Proposals (November 7, 2008), Question C, we have submitted this letter and any related correspondence via email to shareholderproposals@sec.gov. Also, in accordance with Rule 14a-8(j), a copy of this submission is

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[1] Pursuant to Rule 14a-8(l), the Company is not required to include a shareholder proponent's name in its proxy statement. As stated in Staff Legal Bulletin No. 14C (Jun. 28, 2005), "Rule 14a8(l) is a self-executing provision of the rule that permits a company to exclude from its proxy statement a shareholder proponent's name, address, and number of voting securities held, as long as the company includes a statement that it will provide this information to shareholders promptly upon receiving an oral or written request." ExxonMobil's longstanding practice is to name only the lead filer of a proposal in the Company's proxy statement and to provide information regarding any co-filers only upon request. The Church of England purports to act as "co-lead-filer" of the Proposal but in the Company's view is more properly considered a co-filer. Accordingly, if the Proposal is included in the 2016 Proxy Materials, references to the "endowment fund of the Church of England" will be removed.

being sent simultaneously to the Proponent and the co-filers as notification of the Company's intention to omit the Proposal from the 2016 Proxy Materials. This letter constitutes the Company's statement of the reasons it deems the omission of the Proposal to be proper.

THE PROPOSAL

The Proposal states:

"RESOLVED: Shareholders request that by 2017 ExxonMobil publish an annual assessment of long term portfolio impacts of public climate change policies, at reasonable cost and omitting proprietary information. The assessment can be incorporated into existing reporting and should analyze the impacts on ExxonMobil's oil and gas reserves and resources under a scenario in which reduction in demand results from carbon restrictions and related rules or commitments adopted by governments consistent with the globally agreed upon 2 degree target. The reporting should assess the resilience of the company's full portfolio of reserves and resources through 2040 and beyond and address the financial risks associated with such a scenario.

Supporting Statement:

It is our intention that this be a supportive but stretching resolution that ensures the long-term success of the company.

Recognizing the severe and pervasive economic and societal risks associated with a warming climate, global governments have agreed that increases in global temperature should be held below 2 degrees Celsius from pre-industrial levels (Cancun Agreement). Pursuant to the Durban Platform, 184 parties submitted plans to reduce greenhouse gas emissions in advance of the 21st Conference of the Parties. In November 2014 the United States and China agreed to policy and regulatory actions to reduce greenhouse gas emissions and re-affirmed and expanded those actions in September 2015.

ExxonMobil recognized in its 2014 10-K that "a number of countries have adopted, or are considering adoption of, regulatory frameworks to reduce greenhouse gas emissions," and that such policies, regulations, and actions could make its "products more expensive, lengthen project implementation timelines and reduce demand for hydrocarbons," but ExxonMobil has not presented any analysis of how its portfolio performs under a 2 degree scenario.

In response to a previous shareholder resolution regarding Carbon Asset Risk, ExxonMobil asserted "that an artificial capping of carbon-based fuels to levels in the 'low carbon scenario' [such as IEA 450ppm] is highly unlikely" and did not test its portfolio against a 2 degree scenario.

However, ExxonMobil's peers, Shell, BP, and Statoil have recognized the importance of assessing the impacts of these scenarios by endorsing the "Strategic Resilience for 2035 and beyond" resolutions that received almost unanimous investor support in 2015. BHP Billiton now publishes a "Climate Change: Portfolio Analysis" evaluating its assets against 2 degree scenarios, and ConocoPhillips states that it stress tests its portfolio against 2 degree scenarios. More recently, ten major oil and gas companies have announced that they will support the implementation of clear stable policy frameworks consistent with a 2 degree future.

This resolution aims to ensure that ExxonMobil fully evaluates and mitigates risks to the viability of its assets as a result of public climate change policies, including in a 2 degrees scenario."

The Company believes that the Proposal may be properly omitted from the 2016 Proxy Materials pursuant to Rule 14a-8(i)(3) because the proposal is inherently vague and misleading; and under Rule 14a-8(i)(10) because the Company has already substantially implemented the Proposal. We respectfully request that the Staff concur in our view.

REASON FOR EXCLUSION OF PROPOSAL

I. The Proposal May Be Excluded Under Rule 14a-8(i)(3) Because It Is Vague and Indefinite.

Under Rule 14a-8(i)(3), a proposal may be excluded if the resolution or supporting statement is contrary to any of the Commission's proxy rules or regulations. The Staff has consistently taken the view that shareholder proposals that are "so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires" are materially false and misleading. Staff Legal Bulletin No. 14B (CF) (September 15, 2004). *See also Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail.").

Consistent with this guidance, the Proposal is properly excludable. The Proposal fails to define key terms relevant to its own implementation and, as a result, the Proposal is so broad and indefinite that neither shareholders nor the board would be able to determine with reasonable certainty what the resolution requires.

The Staff has consistently concurred in the exclusion of proposals that fail to define key terms or that rely on complex external guidelines. For example, in *ExxonMobil* (March 11, 2011), the Staff concurred with the exclusion of a proposal requesting a report based on the Global Reporting Initiative's ("**GRI**") sustainability guidelines. Not only did that proposal fail to describe what the GRI guidelines entailed, but the guidelines' sheer complexity meant that both the company and individual shareholders could hold conflicting interpretations of the proposal's ultimate meaning. *See also General Electric Company* (January 15, 2015) (permitting exclusion of a proposal that encouraged the company to follow "SEC Staff Legal Bulletin No. 14C"); *Wendy's International Inc.* (February 24, 2006) (permitting exclusion of a proposal where the term "accelerating development" was found to be unclear); *Peoples Energy Corporation* (November 23, 2004) (permitting exclusion of a proposal where the term "reckless neglect" was found to be unclear); and *Exxon Corporation* (January 29, 1992) (permitting exclusion of a proposal regarding board member criteria because vague terms were subject to differing interpretations).

A proposal may also be vague, and thus materially misleading, when it fails to address essential aspects of its own implementation. For example, the Staff has allowed the exclusion of several executive compensation proposals where a crucial term relevant to implementing the proposal was insufficiently clear. *See The Boeing Company* (March 2, 2011) (concurring with the exclusion of a proposal requesting, among other things, that senior executives relinquish certain "executive pay rights" because the proposal did not sufficiently explain the meaning of the phrase); *General Electric Company* (January 21, 2011) (proposal requesting that the compensation committee make specified changes was vague because, when applied to the company, neither the stockholders nor the company would be able to determine exactly what actions or measures the proposal required); and *General Electric Company* (January 23, 2003) (proposal seeking an individual cap on salaries and benefits of one million dollars failed to define the critical term "benefits" or otherwise provide guidance on how benefits should be measured for purposes of implementing the proposal).

The Proposal's request that the Company assess the impact of a reduction in demand from "public climate change policies" consistent with the "2 degree" target is vague and misleading. The meaning and implications of this reference to "2 degree" are not fully explained in the Proposal and are likely only understood and appreciated by shareholders with a significant level of knowledge and expertise regarding climate change science and policy. Within the international expert community, "2 degree" is generally used as shorthand for a low carbon scenario under which CO_2 concentrations in the earth's atmosphere are stabilized at a level of 450 parts per million (ppm) or lower, representing approximately an 80% reduction in greenhouse gas emissions from current levels,[2] which according to certain computer simulations would be likely to limit warming to 2 degrees Celsius above pre-industrial levels and is considered by some to reduce the likelihood of significant adverse impacts based on analyses of historical climate variability.[3] However, even among members of the global scientific community, including leading climate change researchers and nonpartisan think tanks, there exists significant disagreement over how to define or reach a 2 degree target. For example, in the fourth annual Intergovernmental Panel on Climate Change ("**IPCC**") report published in 2007, the panel stated that emissions levels must peak by 2015 to hit the 2 °C target.[4] Yet the fifth IPCC report, released in 2014, asserts that a 2030 peak in emissions levels (projected to be far higher than in 2015) could remain consistent with reaching the 2 degree goal assuming sufficient emissions reductions after 2030.[5]

Further, the Proposal fails to define what actual "public climate change policies" the Proponent is asking shareholders and the Company to assess to achieve 2 degree. The range of different and even conflicting scenarios to attempt to achieve 2 degree and accompanying policy options that could be taken in the near and distant future by governments around the world is vast, encompassing the following four basic approaches:

- Significant reductions in global population[6]
- Significant reductions in global gross domestic product or economic growth[7]

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[2] *See* https://www.iea.org/publications/freepublications/publication/WEO2015SpecialReportonEnergyandClimateChange.pdf (page 14) and http://www.iea.org/publications/scenariosandprojections/
[3] https://www.ipcc.ch/pdf/assessment-report/ar5/syr/AR5_SYR_FINAL_SPM.pdf (page 20).
[4] United Nations Intergovernmental Panel on Climate Change. Fourth Assessment Report: Climate Change 2007 (AR4), available at https://www.ipcc.ch/pdf/assessment-report/ar4/syr/ar4_syr_full_report.pdf, fn.20, pgs. 19-20.
[5] United Nations Intergovernmental Panel on Climate Change. Fifth Assessment Report 2014 (AR5), available at http://www.ipcc.ch/pdf/assessment-report/ar5/syr/SYR_AR5_FINAL_full.pdf, pg. 24.
[6] http://thehill.com/blogs/congress-blog/energy-environment/264983-will-bill-mckibben-define-our-energy-future, and http://www.theatlantic.com/magazine/archive/1998/05/a-special-moment-in-history/377106/.

- Dramatic gains in energy efficiency[8]
- De-carbonization of the world economy[9]
- A combination of the four policy approaches summarized above.[10]

For an example of the radically different pathways that have been associated with a 2 degree scenario see "The 2 °C Dream" in *Nature,* Vol. 527, November 26, 2015 (pp. 436-438)[11]. The two charts shown on the top of page 438 of that article, entitled "Two paths to 2 °C," represent just two of the widely differing pathways that have been proposed to achieve 2 degree, and there are virtually an infinite number of alternatives based on differing combinations of the policy approaches cited above.

Thus in short, the use of the term "2 degree" as the core element of the Proposal renders the Proposal inherently vague and indefinite. First, the meaning and implications of the term are not explained and would be understood only by persons with significant scientific knowledge gained outside the text of the Proposal and supporting statement. Moreover, even within the expert community there are significantly differing interpretations of the term, and the Proponent has not identified which model of 2 degree shareholders or the Company is being asked to assess. Finally, the Proposal fails to clarify which among a broad range of widely differing policy approaches that could be implemented in an effort to achieve a 2 degree target shareholders or the Company is being asked to assess.

II. The Proposal May Be Excluded Under Rule 14a-8(i)(10) Because the Company Has Substantially Implemented the Essential Objective of the Proposal to Assess the Long Term Portfolio Impacts of Public Climate Change Policies.

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal if the company has already substantially implemented the proposal. The Commission has stated that "substantial" implementation under the rule does not require implementation in full or exactly as presented by the proponent. *See SEC Release No. 34-40018* (May 21, 1998, n. 30). The Staff has provided no-action relief under Rule 14a-8(i)(10) when a company has substantially implemented and therefore

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[7] *Id.*
[8] http://www.iea.org/topics/climatechange/.
[9] Decarbonization could include massive global deployment of nuclear, hydroelectric, and wind and solar energy. Note that in 2008, the International Energy Agency, an international intergovernmental organization, estimated that reducing greenhouse gas emissions to just 50% below 2005 levels by 2050 would require construction of 24–32 one-thousand megawatt nuclear plants, 30–35 coal plants with carbon capture and storage sequestration technology, and 3,675–17,750 wind turbines of four megawatt capacity *every year* for 45 years (from 2005 through 2050) at an estimated cost of $45 trillion in added energy supply and infrastructure investments. *See IEA Energy Technology Perspectives 2008, Scenarios & Strategies to 2050, Figure ES.3* available at http://www.iea.org/media/etp/etp2008.pdf. The Proposal provides no indication as to what policy approaches to meet the vast costs of such a scenario the Proponent requires.
[10] In addition to approaches to stabilize GHG levels in the atmosphere, some scientists have alternatively proposed exotic geo-engineering proposals to reduce the earth's temperature by, for example, increasing the earth's solar energy reflectivity. *See Active Climate Stabilization: Practical Physics-Based Approaches to Prevention of Climate Change* available at https://e-reports-ext.llnl.gov/pdf/244671.pdf.
[11] Available at http://www.nature.com/polopoly_fs/1.18868!/menu/main/topColumns/topLeftColumn/pdf/527436a.pdf.

satisfied the "essential objective" of a proposal, even if the company did not take the exact action requested by the proponent, did not implement the proposal in every detail, or exercised discretion in determining how to implement the proposal. *See Wal-Mart Stores, Inc.* (March 25, 2015) (permitting exclusion of a shareholder proposal requesting an employee engagement metric for executive compensation where a "diversity and inclusion metric related to employee engagement" was already included in the Company's Management Incentive Plan); *Entergy Corp.* (February 14, 2014) (permitting exclusion of a shareholder proposal requesting a report "on policies the company could adopt. . . to reduce its greenhouse gas emissions consistent with the national goal of 80% reduction in greenhouse gas emissions by 2050" where the requested information was already available in its sustainability and carbon disclosure reports); *Duke Energy Corp.* (February 21, 2012) (permitting exclusion of a shareholder proposal requesting that the company assess potential actions to reduce greenhouse gas and other emissions where the requested information was available in the Form 10-K and its annual sustainability report); *Exelon Corp.* (Feb. 26, 2010) (concurring in the exclusion of a proposal that requested a report on different aspects of the company's political contributions when the company had already adopted its own set of corporate political contribution guidelines and issued a political contributions report that, together, provided "an up-to-date view of the [c]ompany's policies and procedures with regard to political contributions"). "[A] determination that the company has substantially implemented the proposal depends upon whether [the Company's] particular policies, practices, and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (March 28, 1991) (permitting exclusion on substantial implementation grounds of a proposal requesting that the company adopt the Valdez Principles where the company had already adopted policies, practices, and procedures regarding the environment).

The core of the Proposal, or its "essential objective," is "an annual assessment of long term portfolio impacts of public climate change policies." The Company believes it has substantially implemented the Proposal by completing its essential objective, and thus the Proposal is excludable under Rule 14a-8(i)(10).

In March 2014, the Company published a report available on its website titled Energy and Carbon – Managing the Risks ("**2014 Report**"). The 2014 Report is attached as Exhibit B, and is available on the Company's website.[12] The 2014 Report was published in connection with the withdrawal of a prior shareholder proposal from Arjuna Capital and As You Sow, requesting the Company "prepare a report . . .on the Company's strategy to address the risk of stranded assets presented by global climate change, including analysis of long and short term financial and operational risks to the [C]ompany." The prior proposal stated that "investors are concerned that global actions to significantly address climate change, either through carbon regulation, market forces, or socioeconomic pressure, could reduce the value of ExxonMobil's oil and gas reserves and/or related infrastructure before the end of their expected useful life." The prior proposal is attached as Exhibit C.

The 2014 Report explains how the Company undertakes "an annual assessment of long-term portfolio impacts of public climate change policies." The Company undertakes such an assessment by relying on its *Outlook for Energy* ("***Outlook***"), which "provides the foundation for [the Company's] business and investment planning" and "is consistent with many independent, reputable third-party analyses." The *Outlook* analysis is conducted yearly and currently extends through 2040. This analysis includes considerations of several factors, including "rigorous analyses of . . . government policies and regulations." The *Outlook* accounts for the financial impact of policies regulating greenhouse gas emissions with a "proxy cost of carbon" to "address the potential for

[12] Available at http://cdn.exxonmobil.com/~/media/global/files/energy-and-environment/report---energy-and-carbon---managing-the-risks.pdf.

future climate-related controls, including the potential for restriction on emissions." "The proxy cost seeks to reflect *all types of actions and policies that governments may take* over the Outlook period relating to the exploration, development, production, transportation or use of carbon-based fuels." (emphasis added). The "proxy cost of carbon" embedded in the yearly *Outlook* satisfies the "essential objective" of the Proposal.

The 2014 Report demonstrates that the Company's analysis and assessment compare favorably with the guidelines of the Proposal.

- The Proposal requests an "assess[ment of] the resilience of the company's full portfolio of reserves and resources through 2040 and beyond." In the 2014 Report, the Company performs such an analysis and concludes that, based on the *Outlook*, the Company is "confident that none of our hydrocarbon reserves are now or will become 'stranded'" through 2040. The analysis uses conclusions from the *Outlook* and thus considers world population increases, world GDP growth, the resulting growth in energy demand, stabilizing or decreasing carbon dioxide emissions, and the role of renewable energy sources.

- The Proposal requests a scenario analysis "in which reduction in demand results from carbon restrictions and related rules," and the resulting impacts on the Company's Oil and Gas reserves. As discussed above, the 2014 Report acknowledges "[g]overnments' constraints on use of carbon-based energy sources and limits on greenhouse gas emissions are expected to increase throughout the Outlook period." Rather than attempting to predict the precise nature of unknown future regulations, the Company's planning process incorporates a "proxy cost of carbon" to ensure its projects remain attractive in the face of increased future regulations "including the potential for restriction on emissions."

- The Proposal requests an analysis based on governments' commitments to a 2 degree target and the resulting impacts on the Company's Oil and Gas reserves. The 2014 Report indicates that the Company fulfills the objective of evaluating these types of impacts by regularly conducting stress tests of potential investment opportunities, factoring in geopolitical considerations (amongst other factors). The Company uses the "proxy cost of carbon" in these assessments, which are reviewed annually and updated as needed. In the 2014 Report, after 10 pages of analysis beginning on page 8, the Company concluded that a "low carbon scenario" (a "mandated carbon budget in order to achieve global carbon-based emission reductions in the range of 80 percent through the year 2040, with the intent of stabilizing world temperature increases not to exceed 2 degrees Celsius by 2100") is not likely. The Company makes this determination because in its view, "the costs and the damaging impact to accessible, reliable and affordable energy resulting from the policy changes such a scenario would produce are beyond those that societies, especially the world's poorest and most vulnerable, would be willing to bear," and that "the world will require all the carbon-based energy that ExxonMobil plans to produce during the Outlook period." This is further depicted in the graph on page 11 of the 2014 Report based on relevant scenarios from the International Energy Agency (IEA).

The Company believes that its "proxy cost of carbon" standard better reflects the nature of governmental climate-related restrictions, which evolve over time given the requirement to reflect the views of hundreds of different world governments with widely varying standards of living and needs for economic growth.

The analysis and conclusions reflected in the 2014 Report are updated annually not only through the *Outlook* as previously described, but are also updated annually through ExxonMobil's

Corporate Citizenship Report (*"CCR"*)[13], which includes a section titled *Managing Climate Change Risks.*[14] As noted in the most recent annual publication of the *CCR*, the Company continues to believe, based on the stress testing (including a variable cost of carbon) it applies to its capital investments and its assessment of future world energy needs as reflected in the most recent *Outlook,* that all ExxonMobil's hydrocarbon reserves remain needed by the world and producible and are not "stranded":

> ExxonMobil believes producing our existing hydrocarbon reserves is essential to meeting growing global energy demand.
>
> We enable consumers – especially those in the least-developed and most-vulnerable economies – to pursue higher living standards and greater economic opportunity. We believe all economic energy sources will be necessary to meet growing demand, and the transition of the energy system to lower carbon sources will take many decades due to its enormous scale, capital intensity and complexity. **As such, we believe that none of our proven hydrocarbon reserves are, or will become, stranded**. [emphasis added]
>
> ExxonMobil makes long-term investment decisions based in part on our comprehensive annual analysis that underpins our global Outlook for Energy. We project an energy-related CO2 emissions profile through 2040. This can be compared with the energy-related CO2 emissions profiles from various scenarios outlined by the IPCC. When we do this, our Outlook emissions profile would closely approximate the IPCC's intermediate Representative Concentration Pathways 4.5 emissions profile in shape, but is slightly under it in magnitude.
>
> [. . .]
>
> We address the potential for future climate change policy, including the potential for restrictions on emissions, by estimating a proxy cost of carbon. This cost, which in some geographies may approach $80 per ton by 2040, has been included in our Outlook for several years. This approach seeks to reflect potential policies governments may employ related to the exploration, development, production, transportation or use of carbon-based fuels. We believe our view on the potential for future policy action is realistic and, by no means represents a "business as usual" case. We require all of our business lines to include, where appropriate, an estimate of GHG-related emissions costs in their economics when seeking funding for capital investments.
>
> We evaluate potential investments and projects using a wide range of economic conditions and commodity prices. We apply prudent and substantial margins in our planning assumptions to help ensure competitive returns over a wide range of market conditions. We also financially "stress test" our investment opportunities, which provides an added margin against uncertainties, such as those related to technology development, costs, geopolitics, availability of required materials, services and labor. Stress testing, which differs from alternative scenario planning, further enables us to consider a wide range of market environments in our planning and investment process.[15]

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[13] Available at http://corporate.exxonmobil.com/en/community/corporate-citizenship-report.
[14] Available at http://corporate.exxonmobil.com/en/community/corporate-citizenship-report/managing-climate-change-risks/up-close-managing-the-business-risks-of-climate-change?parentId=c7582d41-5b74-4e12-928d-643cd1ec8813.
[15] *Id.*

The reference to a 2 degree target in the Proposal may essentially serve as a shorthand to encapsulate the collective goals of lowering and managing climate-related risks, and may not by itself act a strict numerical standard. Notably, the most recent commitments made by governments aspiring to a global 2 degree target resulted from the 21st Conference of Parties to review the implementation of the United Nations Framework Convention on Climate Change. The results of this conference were memorialized in an agreement released on December 12, 2015 (the "**Paris Agreement**"). While the parties to the Paris Agreement aspire to a global 2 degree target, (*see* Article 2, Section 1) the "intended nationally determined contributions" submitted by the parties to the Paris Agreement are insufficient to limit average global temperature increase to 2 degrees (*see, e.g.,* Preamble, Section II, Section 17). It appears that the best current representation of "public climate change policies" from governments committed to a 2 degree target may not actually achieve a 2 degree limit, as it is recognized that the importance is to focus on obtaining consensus generally to lower emissions. This view is consistent with the analysis in the 2014 Report and *CCR*, which do not rely on any single measure but rather take a broader, more practical, approach. Furthermore, as previously noted both the *CCR* and the *Outlook* are reviewed and updated annually to reflect changing conditions, including the evolution of government policy commitments. The Paris Agreement is attached as Exhibit D. For these reasons and others, the Company's own analysis achieves the same objective as sought in the Proposal regarding reasonably possible government policies dealing with climate change.

As noted above, the Commission has said that "substantial" implementation under the rule does not require implementation in full or exactly as presented by the proponent. The Staff has found proposals related to climate change excludable pursuant to 14a-8(i)(10) even if the Company's actions were not identical to the guidelines of the proposal. Both *Entergy Corp.* and *Duke Energy Corp.* permitted exclusion of a shareholder proposal pursuant to 14a-8(i)(10), even though the requested disclosures were not made in precisely the manner contemplated by the proponent. Numerous other letters reinforce this approach. *See, e.g., Merck & Co., Inc.* (March 14, 2012) (permitting exclusion of a shareholder proposal requesting a report on the safe and humane treatment of animals because the company had already provided information on its website and further information was publicly available through disclosures made to the United States Department of Agriculture); *ExxonMobil* (March 17, 2011) (permitting exclusion of a shareholder proposal requesting a report on the steps the company had taken to address ongoing safety concerns where the company's "public disclosures compare[d] favorably with the guidelines of the proposal"); *ExxonMobil* (Jan. 24, 2001) (permitting exclusion of a shareholder proposal requesting to review a pipeline project, develop criteria for involvement in the project, and report to shareholders because it was substantially implemented by prior analysis of the project and publication of such information on company's website).

Viewed in its entirety, the essential objective of the Proposal is for the Company to assess "long term portfolio impacts of public climate change policies," and this has been substantially implemented by the Company as explained by the 2014 Report, which the Company prepared and posted on its website in response to a prior shareholder proposal that is substantially similar to the Proposal as well as its annual update of the *CCR* and *Outlook*. The assessment undertaken by the Company compare favorably with the essence of the proposal, and thus the Proposal is excludable under Rule 14a-8(i)(10).

CONCLUSION

The Company requests confirmation that the Staff will not recommend any enforcement action if, in reliance on the foregoing, ExxonMobil omits the Proposal from its 2016 Proxy Materials. If you should have any questions or need additional information, please contact the undersigned at (212) 450-4539 or louis.goldberg@davispolk.com. If the Staff does not concur with the Company's position, we would appreciate an opportunity to confer with the Staff concerning these matters prior to the issuance of its response.

Respectfully yours,

Louis L. Goldberg

Attachment

cc w/ att: James E. Parsons, Coordinator – Corporate Securities & Finance Law, ExxonMobil

Patrick Doherty, Director of Corporate Governance, New York State Common Retirement Fund

Andrew Brown, Secretary, Church Commissioners for England

Adam C.T. Matthews, Head of Engagement, Church Commissioners for England

Sonia Kowal, President, Zevin Asset Management, LLC

Jagdeep Singh Bachher, Chief Investment Officer, The Regents of the University of California

Elizabeth A. Pearce, Vermont State Treasurer, Vermont Pension Investment Committee

Ann Krumboltz, Executive Director, The Brainerd Foundation

Timothy Smith, Walden Asset Management

Exhibit A

THOMAS P. DiNAPOLI
STATE COMPTROLLER

DIVISION OF CORPORATE GOVERNANCE
59 Maiden Lane-30th Floor
New York, NY 10038
Tel: (212) 383-1428
Fax: (212) 383-1331

STATE OF NEW YORK
OFFICE OF THE STATE COMPTROLLER

Received
DEC 04 2015
J. J. Woodbury

December 3, 2015

Jeffrey Woodbury
Corporate Secretary
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298

RECEIVED
DEC 4 2015
B. D. TINSLEY

Dear Mr. Woodbury:

The Comptroller of the State of New York, Thomas P. DiNapoli, is the trustee of the New York State Common Retirement Fund (the "Fund") and the administrative head of the New York State and Local Retirement System. The Comptroller has authorized me to inform of his intention to offer the enclosed shareholder proposal for consideration of stockholders at the next annual meeting.

I submit the enclosed proposal to you in accordance with rule 14a-8 of the Securities Exchange Act of 1934 and ask that it be included in your proxy statement.

A letter from J.P. Morgan Chase, the Fund's custodial bank verifying the Fund's ownership of ExxonMobil Corporation shares, continually for over one year, is enclosed. The Fund intends to continue to hold at least $2,000 worth of these securities through the date of the annual meeting.

We would be happy to discuss this initiative with you. Should ExxonMobil decide to endorse its provisions as company policy, the Comptroller will ask that the proposal be withdrawn from consideration at the annual meeting. Please feel free to contact me at (212) 383-1428 and or email at pdoherty@osc.state.ny.us should you have any further questions on this matter.

Very truly yours,

Patrick Doherty
Director of Corporate Governance

(NOTE: All text below this sentence is part of the submitted stock holder resolution.)

This resolution is submitted by the New York State Common Retirement Fund and the endowment fund of the Church of England as lead proponents of a filing group.

RESOLVED: Shareholders request that by 2017 ExxonMobil publish an annual assessment of long term portfolio impacts of public climate change policies, at reasonable cost and omitting proprietary information. The assessment can be incorporated into existing reporting and should analyze the impacts on ExxonMobil's oil and gas reserves and resources under a scenario in which reduction in demand results from carbon restrictions and related rules or commitments adopted by governments consistent with the globally agreed upon 2 degree target. The reporting should assess the resilience of the company's full portfolio of reserves and resources through 2040 and beyond and address the financial risks associated with such a scenario.

Supporting Statement:

It is our intention that this be a supportive but stretching resolution that ensures the long-term success of the company.

Recognizing the severe and pervasive economic and societal risks associated with a warming climate, global governments have agreed that increases in global temperature should be held below 2 degrees Celsius from pre-industrial levels (Cancun Agreement). Pursuant to the Durban Platform, 184 parties submitted plans to reduce greenhouse gas emissions in advance of the 21st Conference of the Parties. In November 2014 the United States and China agreed to policy and regulatory actions to reduce greenhouse gas emissions and re-affirmed and expanded those actions in September 2015.

ExxonMobil recognized in its 2014 10-K that "a number of countries have adopted, or are considering adoption of, regulatory frameworks to reduce greenhouse gas emissions," and that such policies, regulations, and actions could make its "products more expensive, lengthen project implementation timelines and reduce demand for hydrocarbons," but ExxonMobil has not presented any analysis of how its portfolio performs under a 2 degree scenario.

In response to a previous shareholder resolution regarding Carbon Asset Risk, ExxonMobil asserted "that an artificial capping of carbon-based fuels to levels in the 'low carbon scenario' [such as IEA 450ppm] is highly unlikely" and did not test its portfolio against a 2 degree scenario.

However, ExxonMobil's peers, Shell, BP, and Statoil have recognized the importance of assessing the impacts of these scenarios by endorsing the "Strategic Resilience for 2035 and beyond" resolutions that received almost unanimous investor support in 2015. BHP Billiton now publishes a "Climate Change: Portfolio Analysis" evaluating its assets against 2 degree scenarios, and ConocoPhillips states that it stress tests its portfolio

against 2 degree scenarios. More recently, ten major oil and gas companies have announced that they will support the implementation of clear stable policy frameworks consistent with a 2 degree future.

This resolution aims to ensure that ExxonMobil fully evaluates and mitigates risks to the viability of its assets as a result of public climate change policies, including in a 2 degrees scenario.

J.P.Morgan

RECEIVED
DEC 4 2015
B. D. TINSLEY

Daniel F. Murphy

Vice President
CIB Client Service Americas

December 3, 2015

Mr. Jeffrey J. Woodbury
Corporate Secretary
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Woodbury:

This letter is in response to a request by The Honorable Thomas P. DiNapoli, New York State Comptroller, regarding confirmation from JP Morgan Chase that the New York State Common Retirement Fund has been a beneficial owner of Exxon Mobil Corporation continuously for at least one year as of and including December 3, 2015.

Please note that J.P. Morgan Chase, as custodian for the New York State Common Retirement Fund, held a total of 10,926,248 shares of common stock as of December 3, 2015 and continues to hold shares in the company. The value of the ownership stake continuously held by the New York State Common Retirement Fund had a market value of at least $2,000.00 for at least twelve months prior to, and including, said date.

If there are any questions, please contact me or Miriam Awad at (212) 623-8481.

Regards,

Daniel F. Murphy

cc: Patrick Doherty – NYSCRF
Eric Shostal – NYSCRF
Tana Harris - NYSCRF

4 [illegible] h Center [illegible], Brooklyn, N [illegible]
1 [illegible] 2 [illegible] 2 85 Facsimile: 1 71 [illegible] 1709 daniel murphy jpmorgan om
JPMor [illegible] h [illegible] Ba N.A.

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039

Jeffrey J. Woodbury
Vice President, Investor Relations
and Secretary

ExxonMobil

December 11, 2015

VIA UPS – OVERNIGHT DELIVERY

Patrick Doherty
Director of Corporate Governance
State of New York
Office of the State Comptroller
59 Maiden Lane - 30th Floor
New York, NY 10038

Dear Mr. Doherty:

This will acknowledge receipt of the proposal concerning an Annual Assessment of Climate Change Policies (the "Proposal"), which you have submitted on behalf of the New York State Retirement Fund (the "Proponent") in connection with ExxonMobil's 2016 annual meeting of shareholders. By copy of a letter from J.P. Morgan, share ownership has been verified.

You should note that, if the Proposal is not withdrawn or excluded, the Proponent or the Proponent's representative, who is qualified under New Jersey law to present the Proposal on the Proponent's behalf, must attend the annual meeting in person to present the Proposal. Under New Jersey law, only shareholders or their duly constituted proxies are entitled as a matter of right to attend the meeting.

If you intend for a representative to present your Proposal, you must provide documentation that specifically identifies your intended representative by name and specifically authorizes the representative to act as your proxy at the annual meeting. To be a valid proxy entitled to attend the annual meeting, the representative must have the authority to vote your shares at the meeting. A copy of this authorization meeting state law requirements should be sent to my attention in advance of the meeting. Your authorized representative should also bring an original signed copy of the proxy documentation to the meeting and present it at the admissions desk, together with photo identification if requested, so that our counsel may verify the representative's authority to act on your behalf prior to the start of the meeting.

In the event there are co-filers for this Proposal and in light of the guidance in SEC staff legal bulletin No. 14F dealing with co-filers of shareholder proposals, it is important to ensure that the lead filer has clear authority to act on behalf of all co-filers, including with respect to any potential negotiated withdrawal of the Proposal. Unless the lead filer can represent that it holds such authority on behalf of all co-filers, and considering SEC staff guidance, it will be difficult for us to engage in productive dialogue concerning this Proposal.

Note that under Staff Legal Bulletin No. 14F, the SEC will distribute no-action responses under Rule 14a-8 by email to companies and proponents. We encourage all proponents and any co-filers to include an email contact address on any additional correspondence, to ensure timely communication in the event the Proposal is subject to a no-action request.

We are interested in discussing this Proposal and will contact you in the near future.

Sincerely,

JJW/ljg

RECEIVED

DEC 11 2015

B. D. TINSLEY

THE CHURCH OF ENGLAND

CHURCH COMMISSIONERS

Jeffrey Woodbury
Corporate Secretary
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298

Andrew Brown
Secretary

10th December 2015

Dear Mr. Woodbury,

I write as the Secretary of the Church Commissioners for England (the "Commissioners"). I am authorised to inform you of our intention to offer the enclosed shareholder proposal for consideration of stockholders at the next annual meeting.

I submit the enclosed proposal to you in accordance with rule 14a-8 of the Securities Exchange Act of 1934 and ask that it be included in your proxy statement.

A letter from J.P.Morgan Chase, the Commissioners' custodial bank verifying the Commissioners' ownership of ExxonMobil Corporation shares, continually for over one year, is enclosed. The Commissioners intend to hold at least $2,000 worth of these securities through the date of the annual meeting.

The Church Commissioners for England are co-lead filers with the New York State Common Retirement Fund on this proposal. We would be happy to discuss this initiative with you. We hope that the Board will consider this shareholder proposal something that they may support.

Please do not hesitate to contact the Commissioners Head of Engagement, Adam C.T. Matthews, at adam.matthews@churchofengland.org or direct line; +44 (0)20 7898 1096.

Yours sincerely,

Andrew Brown
Enc.

Church House, Great Smith Street, London SW1P 3AZ
Direct Line: +44(0)20 7898 1785 *Switchboard:* +44(0)20 7898 1000
Email: andrew.brown@churchofengland.org *DX:* 148403 Westminster 5
Website: http://www.churchofengland.org/about-us/structure/churchcommissioners
The Church Commissioners are a registered charity (number 1140097)

(Note, all text below this sentence is part of the submitted stock holder resolution.)

This resolution is submitted by the New York State Common Retirement Fund and the endowment fund of the Church of England as lead proponents of a filing group.

RESOLVED: Shareholders request that by 2017 ExxonMobil publish an annual assessment of long term portfolio impacts of public climate change policies, at reasonable cost and omitting proprietary information. The assessment can be incorporated into existing reporting and should analyze the impacts on ExxonMobil's oil and gas reserves and resources under a scenario in which reduction in demand results from carbon restrictions and related rules or commitments adopted by governments consistent with the globally agreed upon 2 degree target. The reporting should assess the resilience of the company's full portfolio of reserves and resources through 2040 and beyond and address the financial risks associated with such a scenario.

Supporting Statement:

It is our intention that this be a supportive but stretching resolution that ensures the long-term success of the company.

Recognizing the severe and pervasive economic and societal risks associated with a warming climate, global governments have agreed that increases in global temperature should be held below 2 degrees Celsius from pre-industrial levels (Cancun Agreement). Pursuant to the Durban Platform, 184 parties submitted plans to reduce greenhouse gas emissions in advance of the 21st Conference of the Parties. In November 2014 the United States and China agreed to policy and regulatory actions to reduce greenhouse gas emissions and re-affirmed and expanded those actions in September 2015.

ExxonMobil recognized in its 2014 10-K that "a number of countries have adopted or are considering adoption of, regulatory frameworks to reduce greenhouse gas emissions," and that such policies, regulations, and actions could make its "products more expensive, lengthen project implementation timelines and reduce demand for hydrocarbons," but ExxonMobil has not presented any analysis of how its portfolio performs under a 2 degree scenario.

In response to previous shareholder resolutions regarding Carbon Asset Risk, ExxonMobil asserted "that an artificial capping of carbon-based fuels to levels in the 'low carbon scenario' [such as IEA 450ppm] is highly unlikely" and did not test its portfolio against a 2 degree scenario.

However, ExxonMobil's peers, Shell, BP, and Statoil have recognized the importance of assessing the impacts of these scenarios by endorsing the "Strategic Resilience for

2035 and beyond" resolutions that received almost unanimous investor support in 2015. BHP Billiton now publishes a "Climate Change: Portfolio Analysis" evaluating its assets against 2 degree scenarios, and ConocoPhillips states that it stress tests its portfolio against 2 degree scenarios. More recently, ten major oil and gas companies have announced that they will support the implementation of clear stable policy frameworks consistent with a 2 degree future.

This resolution aims to ensure that ExxonMobil fully evaluates and mitigates risks to the viability of its assets as a result of public climate change policies, including in a 2 degrees scenario.

J.P.Morgan

December 10, 2015

Mr Jeffrey J Woodberry
Corporate Secretary
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr Woodberry,

This letter is in response to a request by Mr Andrew Brown, Secretary to the Church Commissioners for England, regarding confirmation from JPMorgan Chase that the Church Commissioners for England has been a beneficial owner of Exxon Mobile Corporation continuously for at least one year as of and including December 10, 2015.

Please note that JPMorgan Chase, as custodian for the Church Commissioners for England, held a total of 41,906 shares of common stock as of December 10, 2015 and continues to hold shares in the company. The value of the ownership stake continuously held by the Church Commissioners for England had a market value of at least $2,000.00 for at least twelve months prior to, and including, said date.

Yours sincerely,

Christopher Nixon
Executive Director

J.P. Morgan Europe Limited
25 Bank Street, London, E14 5JP
Tel: +44 (0)20 7742 0185 • Fax: +44 (0)20 7742 0120 • Mobile: +44 (0)7747 475431 • christopher.nixon@jpmorgan.com
Registered in England & Wales No. 938937 Registered Office 25 Bank Street, London E14 5JP. Authorised and regulated by the Financial Services Authority.

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving,TX 75039-2298

ExxonMobil

December 14, 2015

VIA UPS – OVERNIGHT DELIVERY

Mr. Andrew Brown
Church Commissioners for England
Church House
Great Smith Street
London SWIP 3AZ

Dear Mr. Brown:

This will acknowledge receipt of your letter indicating that you wish to co-file on behalf of the Church Commissioners for England, the proposal previously submitted by Patrick Doherty concerning an Annual Assessment of Impacts of Climate Change Policies (the "Proposal") in connection with ExxonMobil's 2016 annual meeting of shareholders. By copy of a letter from J. P. Morgan, share ownership has been verified.

In light of the guidance in SEC staff legal bulletin No. 14F dealing with co-filers of shareholder proposals, it is important to ensure that the lead filer has clear authority to act on behalf of all co-filers, including with respect to any potential negotiated withdrawal of the Proposal. Unless the lead filer can represent that it holds such authority on behalf of all co-filers, and considering SEC staff guidance, it will be difficult for us to engage in productive dialogue concerning this Proposal.

Note that under Staff Legal Bulletin No. 14F, the SEC will distribute no-action responses under Rule 14a-8 by email to companies and proponents. We encourage all proponents and any co-filers to include an email contact address on any additional correspondence, to ensure timely communication in the event the Proposal is subject to a no-action request.

Sincerely,

Brian D. Tinsley
Manager, Shareholder Relations

BDT/ljg

Zevin Asset Management, LLC
PIONEERS IN SOCIALLY RESPONSIBLE INVESTING

December 15, 2015

RECEIVED
DEC 16 2015
B. D. TINSLEY

Mr. Jeffrey Woodbury
Secretary
ExxonMobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039-2298
Re: Shareholder Proposal for 2016 Annual Meeting

Dear Mr. Woodbury:

Enclosed please find our letter co-filing the carbon legislation impact assessment proposal to be included in the proxy statement of ExxonMobil (the "Company") for its 2016 annual meeting of stockholders.

Zevin Asset Management is a socially responsible investment manager which integrates financial and environmental, social, and governance research in making investment decisions on behalf of our clients. Zevin Asset Management is filing on behalf of one of our clients, Ellen Sarkisian (the Proponent), who has continuously held, for at least one year of the date hereof, 301 shares of the Company's stock which would meet the requirements of Rule 14a-8 under the Securities Exchange Act of 1934, as amended.

Zevin Asset Management, LLC has complete discretion over the Proponent's shareholding account which means that we have complete discretion to buy or sell investments in the Proponent's portfolio. Let this letter serve as a confirmation that the Proponent intends to continue to hold the requisite number of shares through the date of the Company's 2016 annual meeting of stockholders. A letter verifying ownership of ExxonMobil shares from our client's custodian is enclosed.

Zevin Asset Management is a co- filer for this proposal. The Endowment Fund of the Church of England and New York State Common Retirement Fund are the lead filers and we are giving them authority to negotiate on our behalf any potential withdrawal of this resolution. A representative of the filers will be present at the stockholder meeting to present the proposal.

Zevin Asset Management welcomes the opportunity to discuss the proposal with representatives of the Company. Please direct any communications to me at 617-742-6666 x308 or sonia@zevin.com. We request copies of any documentation related to this proposal.

Sincerely,

Sonia Kowal

Sonia Kowal
President
Zevin Asset Management, LLC

RESOLVED: Shareholders request that by 2017 ExxonMobil publish an annual assessment of long term portfolio impacts of public climate change policies, at reasonable cost and omitting proprietary information. The assessment can be incorporated into existing reporting and should analyze the impacts on ExxonMobil's oil and gas reserves and resources under a scenario in which reduction in demand results from carbon restrictions and related rules or commitments adopted by governments consistent with the globally agreed upon 2 degree target. The reporting should assess the resilience of the company's full portfolio of reserves and resources through 2040 and beyond and address the financial risks associated with such a scenario.

Supporting Statement:

It is our intention that this be a supportive but stretching resolution that ensures the longterm success of the company.

Recognizing the severe and pervasive economic and societal risks associated with a warming climate, global governments have agreed that increases in global temperature should be held below 2 degrees Celsius from pre-industrial levels (Cancun Agreement). Pursuant to the Durban Platform, 184 parties submitted plans to reduce greenhouse gas emissions in advance of the 21" Conference of the Parties. In November 2014 the United States and China agreed to policy and regulatory actions to reduce greenhouse gas emissions and re-affirmed and expanded those actions in September 2015.

ExxonMobil recognized in its 2014 10-K that "a number of countries have adopted, or are considering adoption of regulatory frameworks to reduce greenhouse gas emissions." and that such policies, regulations, and actions could make its "products more expensive, lengthen project implementation timelines and reduce demand for hydrocarbons," but ExxonMobil has not presented any analysis of how its portfolio performs under a 2 degree Scenario.

In response to a previous shareholder resolution regarding Carbon Asset Risk, ExxonMobil asserted "that an artificial capping of carbon-based fuels to levels in the 'low carbon scenario' [such as IEA 450ppm) is highly unlikely" and did not test its portfolio against a 2 degree scenario.

However, ExxonMobil's peers, Shell, BP, and Statoil have recognized the importance of assessing the impacts of these scenarios by endorsing the "Strategic Resilience for 2035 and beyond" resolutions that received almost unanimous investor support in 2015. BHP Billiton now publishes a "Climate Change: Portfolio Analysis" evaluating its assets against 2 degree scenarios, and ConocoPhillips states that it stress tests its portfolio against 2 degree scenarios. More recently, ten major oil and gas companies have announced that they will support the implementation of clear stable policy frameworks consistent with a 2 degree future.

This resolution aims to ensure that ExxonMobil fully evaluates and mitigates risks to the viability of its assets as a result of public climate change policies, including in a 2 degrees Scenario.

Zevin Asset Management, LLC

PIONEERS IN SOCIALLY RESPONSIBLE INVESTING

December 15, 2015

To Whom It May Concern:

Please find attached UBS Financial Services custodial proof of ownership statement of ExxonMobil (XOM) from Ellen Sarkisian. Zevin Asset Management, LLC is the investment advisor to Ellen Sarkisian and co-filed a share holder resolution on lobbying on Ellen Sarkisian's behalf.

This letter serves as confirmation that Ellen Sarkisian is the beneficial owner of the above referenced stock.

Sincerely,

Sonia Kowal

President
Zevin Asset Management, LLC

50 Congress Street, Suite 1040, Boston, MA 02109 • www.zevin.com • PHONE 617-742-6666 • FAX 617-742-6660 • invest@zevin.com

UBS Financial Services Inc.
One Post Office Square
Boston, MA 02109
Tel. 617-439-8000
Fax 617-439-8474
Toll Free 800-225-2385

www.ubs.com

December 15, 2015

To Whom It May Concern:

This is to confirm that UBS Financial Services is the custodian for 301 shares of common stock in ExxonMobil (XOM) owned by Ellen Sarkisian.

We confirm that the above account has beneficial ownership of at least $2,000 in market value of the voting securities of XOM and that such beneficial ownership has existed for one or more years in accordance with rule 14a-8(a)(1) of the Securities Exchange Act of 1934.

The shares are held at Depository Trust Company under the Nominee name of UBS Financial Services.

This letter serves as confirmation that Ellen Sarkisian is the beneficial owner of the above referenced stock.

Zevin Asset Management, LLC is the investment advisor to Ellen Sarkisian and is planning to co-file a shareholder resolution on Ellen Sarkisian's behalf.

Sincerely,

Kelley A. Bowker
Assistant to Myra G. Kolton
Senior Vice President/ Wealth Management
UBS Financial Services, Inc

UBS Financial Services Inc. is a subsidiary of UBS AG.

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving,TX 75039-2298

ExxonMobil

December 22, 2015

VIA UPS – OVERNIGHT DELIVERY

Ms. Sonia Kowal
President
Zevin Asset Management, LLC
11 Beacon Street, Suite 1125
Boston, MA 02108

Dear Ms. Kowal:

This will acknowledge receipt of your letter indicating that you wish to co-file on behalf of Ellen Sarkisian (the "Co-Filer"), the proposal previously submitted by New York State Common Retirement Fund concerning a Report on Impacts of Climate Change Policies (the "Proposal") in connection with ExxonMobil's 2016 annual meeting of shareholders. By copy of a letter from UBS Financial Services, share ownership has been verified.

In light of the guidance in SEC staff legal bulletin No. 14F dealing with co-filers of shareholder proposals, it is important to ensure that the lead filer has clear authority to act on behalf of all co-filers, including with respect to any potential negotiated withdrawal of the Proposal. Unless the lead filer can represent that it holds such authority on behalf of all co-filers, and considering SEC staff guidance, it will be difficult for us to engage in productive dialogue concerning this Proposal.

Note that under Staff Legal Bulletin No. 14F, the SEC will distribute no-action responses under Rule 14a-8 by email to companies and proponents. We encourage all proponents and any co-filers to include an email contact address on any additional correspondence, to ensure timely communication in the event the Proposal is subject to a no-action request.

Sincerely,

Brian D. Tinsley
Manager, Shareholder Relations

BDT/ljg

Gilbert, Jeanine

From: Tinsley, Brian D
Sent: Tuesday, December 15, 2015 4:16 PM
To: Glass, Ginger R; Gilbert, Jeanine
Subject: FW: Shareholder Request from The Regents of the University of California
Attachments: Exxon Mobil Corporation Shareholder Proposal 2016.pdf

RECEIVED
DEC 16 2015
B. D. TINSLEY

Cofiler for NY State (Doherty) proposal.

Brian T

From: Woodbury, Jeffrey J
Sent: Tuesday, December 15, 2015 4:14 PM
To: Luettgen, Robert A; Tinsley, Brian D; Parsons, Jim E
Subject: FW: Shareholder Request from The Regents of the University of California

FYI

Regards, Jeff

Jeffrey J. Woodbury
Exxon Mobil Corporation

The information in this message is intended only for person(s) to whom it is addressed and may contain private or confidential information. If you receive this message in error, please contact the sender immediately and promptly delete the message.

From: JoAnne Yonemura [mailto:JoAnne.Yonemura@ucop.edu]
Sent: Tuesday, December 15, 2015 3:30 PM
To: Woodbury, Jeffrey J
Cc: Jagdeep Bachher; Amy Jaffe (abmjaffe@ucdavis.edu)
Subject: Shareholder Request from The Regents of the University of California

This is being sent on behalf of Jagdeep Bachher, Chief Investment Officer and Vice President of Investments, University of California.

Dear Mr. Woodbury,

I am writing on behalf of The Regents of the University of California to co-file the enclosed shareholder proposal. Attached please find a letter from myself expressing our intention to co-file, the shareholder proposal, and a letter from our custodian bank confirming ownership of ExxonMobil shares in excess of $2,000 for at least the immediately preceding twelve months.

Thank you and please feel free to get in touch with any further questions on this matter.

Sincerely,
Jagdeep Bachher

JoAnne Yonemura
Executive Assistant to Chief Investment Officer Jagdeep Bachher
University of California
1111 Broadway
Suite 2100
Oakland, CA 94607
PH: 510-987-0538

THE REGENTS OF THE UNIVERSITY OF CALIFORNIA

OFFICE OF THE CHIEF INVESTMENT OFFICER
1111 Broadway
Suite 2100
Oakland, CA 94607

(510) 987-9600

RECEIVED
DEC 16 2015
B. D. TINSLEY

December 15, 2015

Jeffrey Woodbury
Corporate Secretary
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298

Dear Mr. Woodbury:

I am writing on behalf of The Regents of the University of California to co-file the enclosed shareholder resolution. In brief, the resolution states:

RESOLVED: Shareholders request that by 2017 ExxonMobil publish an annual assessment of long term portfolio impacts of public climate change policies, at reasonable cost and omitting proprietary information. The assessment can be incorporated into existing reporting and should analyze the impacts on ExxonMobil's oil and gas reserves and resources under a scenario in which reduction in demand results from carbon restrictions and related rules or commitments adopted by governments consistent with the globally agreed upon 2 degree target. The reporting should assess the resilience of the company's full portfolio of reserves and resources through 2040 and beyond and address the financial risks associated with such a scenario.

I submit the enclosed proposal to you for inclusion in accordance with rule 14a-8 of the Securities and Exchange Act of 1934 and ask that it be included in your proxy statement. A letter from State Street Bank and Trust, the Fund's custodial bank, verifying the Fund's ownership of ExxonMobil Corporation shares, continually for over one year, is enclosed. The Fund intends to continue to hold at least $2,000 worth of these securities through the date of the annual meeting.

We would be happy to discuss this initiative with you. We consider Patrick Doherty of the State of New York Office of the State Comptroller as the "primary filer" of this resolution, and ourselves as a co-filer. We deputize Patrick Doherty of the State of New York Office of the State Comptroller to withdraw this resolution on our behalf should ExxonMobil decide to endorse its provisions as company policy. Please feel free to contact me at (510) 987-0260 or email at jagdeep.bachher@ucop.edu should you have any further questions on this matter.

Sincerely,

Jagdeep Singh Bachher
Chief Investment Officer

(NOTE: All text below this sentence is part of the submitted stock holder resolution.)

This resolution is submitted by the New York State Common Retirement Fund and the endowment fund of the Church of England as lead proponents of a filing group.

RESOLVED: Shareholders request that by 2017 ExxonMobil publish an annual assessment of long term portfolio impacts of public climate change policies, at reasonable cost and omitting proprietary information. The assessment can be incorporated into existing reporting and should analyze the impacts on ExxonMobil's oil and gas reserves and resources under a scenario in which reduction in demand results from carbon restrictions and related rules or commitments adopted by governments consistent with the globally agreed upon 2 degree target. The reporting should assess the resilience of the company's full portfolio of reserves and resources through 2040 and beyond and address the financial risks associated with such a scenario.

Supporting Statement:

It is our intention that this be a supportive but stretching resolution that ensures the long-term success of the company.

Recognizing the severe and pervasive economic and societal risks associated with a warming climate, global governments have agreed that increases in global temperature should be held below 2 degrees Celsius from pre-industrial levels (Cancun Agreement). Pursuant to the Durban Platform, 184 parties submitted plans to reduce greenhouse gas emissions in advance of the 21st Conference of the Parties. In November 2014 the United States and China agreed to policy and regulatory actions to reduce greenhouse gas emissions and re-affirmed and expanded those actions in September 2015.

ExxonMobil recognized in its 2014 10-K that "a number of countries have adopted, or are considering adoption of, regulatory frameworks to reduce greenhouse gas emissions," and that such policies, regulations, and actions could make its "products more expensive, lengthen project implementation timelines and reduce demand for hydrocarbons," but ExxonMobil has not presented any analysis of how its portfolio performs under a 2 degree scenario.

In response to a previous shareholder resolution regarding Carbon Asset Risk, ExxonMobil asserted "that an artificial capping of carbon-based fuels to levels in the 'low carbon scenario' [such as IEA 450ppm] is highly unlikely" and did not test its portfolio against a 2 degree scenario.

However, ExxonMobil's peers, Shell, BP, and Statoil have recognized the importance of assessing the impacts of these scenarios by endorsing the "Strategic Resilience for 2035 and beyond" resolutions that received almost unanimous investor support in 2015. BHP Billiton now publishes a "Climate Change: Portfolio Analysis" evaluating its assets against 2 degree scenarios, and ConocoPhillips states that it stress tests its portfolio

against 2 degree scenarios. More recently, ten major oil and gas companies have announced that they will support the implementation of clear stable policy frameworks consistent with a 2 degree future.

This resolution aims to ensure that ExxonMobil fully evaluates and mitigates risks to the viability of its assets as a result of public climate change policies, including in a 2 degrees scenario.

STATE STREET

12/15/15

ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298
Attn: Jeffrey Woodbury

State Street Bank and Trust, as custodian for the University of California, The Regents, to the best of our knowledge declares the following:

1) State Street Bank and Trust performs master custodial services for the University of California, The Regents.

2) As of the date of this declaration and continuously for at least the immediately preceding twelve months, University of California, The Regents is and has been the beneficial owner of shares of common stock of ExxonMobil Corporation, having a market value in excess of $2,000.

3) Such shares beneficially owned by the University of California, The Regents are custodied by State Street Bank and Trust through the electronic book-entry services of the Depository Trust Company (DTC). State Street is a participant (Participant Number 0997) of DTC and shares registered under participant 0997 are beneficially owned by the University of California, The Regents.

Signed this 15th day of December in Sacramento, California.

STATE STREET BANK AND TRUST
As custodian for University of California, The Regents

By: Natalia Gomez

Name: Natalia L. Gomez
Title: Assistant Vice President

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving,TX 75039-2298

ExxonMobil

December 22, 2015

VIA UPS – OVERNIGHT DELIVERY

Mr. Jagdeep Singh Bachher
Chief Investment Officer
The Regents of the University of California
1111 Broadway, Suite 2100
Oakland, CA 94607

Dear Mr. Bachher:

This will acknowledge receipt of your letter indicating that you wish to co-file on behalf of The Regents of the University of California, the proposal previously submitted by the New York State Common Retirement Fund concerning a Report on Impacts of Climate Change Policies (the "Proposal") in connection with ExxonMobil's 2016 annual meeting of shareholders. By copy of a letter from State Street, share ownership has been verified.

In light of the guidance in SEC staff legal bulletin No. 14F dealing with co-filers of shareholder proposals, it is important to ensure that the lead filer has clear authority to act on behalf of all co-filers, including with respect to any potential negotiated withdrawal of the Proposal. Unless the lead filer can represent that it holds such authority on behalf of all co-filers, and considering SEC staff guidance, it will be difficult for us to engage in productive dialogue concerning this Proposal.

Note that under Staff Legal Bulletin No. 14F, the SEC will distribute no-action responses under Rule 14a-8 by email to companies and proponents. We encourage all proponents and any co-filers to include an email contact address on any additional correspondence, to ensure timely communication in the event the Proposal is subject to a no-action request.

Sincerely,

Brian D. Tinsley
Manager, Shareholder Relations

BDT/ljg

Gilbert, Jeanine

From:	Tinsley, Brian D
Sent:	Monday, December 14, 2015 3:47 PM
To:	Gilbert, Jeanine; Glass, Ginger R
Subject:	FW: Shareholder Request from the Vermont Pension Investment Committee
Attachments:	image001.png; ATT00001.htm; XOM_Filing_Materials_CAR_Resolution_12142015.pdf; ATT00002.htm

Please note State of Vermont cofiling the New York State proposal.

BT

From: Woodbury, Jeffrey J
Sent: Monday, December 14, 2015 3:46 PM
To: Luettgen, Robert A; Tinsley, Brian D; Parsons, Jim E
Subject: Fwd: Shareholder Request from the Vermont Pension Investment Committee

Please note.

Sent from my iPhone

Begin forwarded message:

> **From:** "Green, Katie" <Katie.Green@vermont.gov>
> **Date:** December 14, 2015 at 2:36:01 PM MST
> **To:** "Woodbury, Jeffrey J" <jeff.j.woodbury@exxonmobil.com>
> **Cc:** "Pearce, Beth" <Beth.Pearce@vermont.gov>, "Considine, Matt" <Matt.Considine@vermont.gov>, "'PDoherty@osc.state.ny.us'" <PDoherty@osc.state.ny.us>, "Lueders-Dumont, Tim" <Tim.Lueders-Dumont@vermont.gov>
> **Subject: Shareholder Request from the Vermont Pension Investment Committee**
>
> Dear Mr. Woodbury,
>
> Attached please find the Vermont Pension Investment Committee's filing letter and shareholder resolution. A proof of ownership is within the attachment. A hard copy of these materials has also been sent to you today via FedEx.
>
> If you have any questions or concerns please contact me or Tim Lueders-Dumont (cc'd above) at the Vermont State Treasurer's Office. If you could please confirm receipt of this email with its materials, I would be appreciative. Thank you.
>
> Best Regards,
> Katie Green

ELIZABETH A. PEARCE
STATE TREASURER

RETIREMENT DIVISION
TEL: (802) 828-2305
FAX: (802) 828-5182

UNCLAIMED PROPERTY DIVISION
TEL: (802) 828-2407

ACCOUNTING DIVISION
TEL: (802) 828-2301
FAX: (802) 828-2884

STATE OF VERMONT
OFFICE OF THE STATE TREASURER

RECEIVED
DEC 14 2015
B. D. TINSLEY

December 14, 2015

Mr. Jeffrey Woodbury
Secretary
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Woodbury,

The Vermont Pension Investment Committee (VPIC) considers social, environmental, and financial factors in our investment decisions. The VPIC has a long-term investment strategy consistent with the duration of Retirement System liabilities. It strives to be a thoughtful, analytical, and patient investor that believes portfolio risk management is a central fiduciary responsibility. The VPIC believes reports and enhanced disclosure addressing potential environmental liabilities and sustainable development offer formal structure for decision making that helps management teams anticipate and address important risks and global trends that can have serious consequences for business and society. The VPIC is filing this resolution with the belief that a business plan with well accessed risks to climate change will strengthen the company's competitive position, protect shareholder value, and effectively manage climate risk; in addition to helping focus the dialogue further in future communications between shareholders and management.

Vermont Pension Investment Committee is the owner of over $2,000 of ExxonMobil stock held continuously for over one year. Vermont Pension Investment Committee intends to continue to hold this stock until after the upcoming Annual Meeting.

I hereby notify ExxonMobil of Vermont Pension Investment Committee's intention to co-file the enclosed shareholder resolution and am submitting the enclosed shareholder proposal for inclusion in the 2016 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. Vermont Pension Investment Committee is co-filing this resolution with New York State Common Retirement Fund and the endowment fund of the Church of England, who are the lead filers of this resolution and are authorized to act on our behalf in all aspects of the resolution including negotiation and withdrawal of the resolution.

A proof of ownership is attached. A representative of the lead filers will attend the stockholders' meeting to move the resolution as required. We look forward to discussing the issues surrounding the requested report at your earliest convenience.

Sincerely,

Beth Pearce

Elizabeth A. Pearce
Vermont State Treasurer

109 STATE STREET • MONTPELIER, VERMONT 05609-6200
TREASURER: (802) 828-2301 • TOLL-FREE (IN VT ONLY): 1-800-642-3191 • FAX: (802) 828-2772
www.vermonttreasurer.gov

(NOTE: All text below this sentence is part of the submitted stock holder resolution.)

This resolution is submitted by the New York State Common Retirement Fund and the endowment fund of the Church of England as lead proponents of a filing group.

RESOLVED: Shareholders request that by 2017 ExxonMobil publish an annual assessment of long term portfolio impacts of public climate change policies, at reasonable cost and omitting proprietary information. The assessment can be incorporated into existing reporting and should analyze the impacts on ExxonMobil's oil and gas reserves and resources under a scenario in which reduction in demand results from carbon restrictions and related rules or commitments adopted by governments consistent with the globally agreed upon 2 degree target. The reporting should assess the resilience of the company's full portfolio of reserves and resources through 2040 and beyond and address the financial risks associated with such a scenario.

Supporting Statement:

It is our intention that this be a supportive but stretching resolution that ensures the long-term success of the company.

Recognizing the severe and pervasive economic and societal risks associated with a warming climate, global governments have agreed that increases in global temperature should be held below 2 degrees Celsius from pre-industrial levels (Cancun Agreement). Pursuant to the Durban Platform, 184 parties submitted plans to reduce greenhouse gas emissions in advance of the 21st Conference of the Parties. In November 2014 the United States and China agreed to policy and regulatory actions to reduce greenhouse gas emissions and re-affirmed and expanded those actions in September 2015.

ExxonMobil recognized in its 2014 10-K that "a number of countries have adopted, or are considering adoption of, regulatory frameworks to reduce greenhouse gas emissions," and that such policies, regulations, and actions could make its "products more expensive, lengthen project implementation timelines and reduce demand for hydrocarbons," but ExxonMobil has not presented any analysis of how its portfolio performs under a 2 degree scenario.

In response to a previous shareholder resolution regarding Carbon Asset Risk, ExxonMobil asserted "that an artificial capping of carbon-based fuels to levels in the 'low carbon scenario' [such as IEA 450ppm] is highly unlikely" and did not test its portfolio against a 2 degree scenario.

However, ExxonMobil's peers, Shell, BP, and Statoil have recognized the importance of assessing the impacts of these scenarios by endorsing the "Strategic Resilience for 2035 and beyond" resolutions that received almost unanimous investor support in 2015. BHP Billiton now publishes a "Climate Change: Portfolio Analysis" evaluating its assets against 2 degree scenarios, and ConocoPhillips states that it stress tests its portfolio

against 2 degree scenarios. More recently, ten major oil and gas companies have announced that they will support the implementation of clear stable policy frameworks consistent with a 2 degree future.

This resolution aims to ensure that ExxonMobil fully evaluates and mitigates risks to the viability of its assets as a result of public climate change policies, including in a 2 degrees scenario.

J.P.Morgan

Daniel Murphy
JPMorgan Chase N.A.
4 Chase Metrotech Center, Floor 16
Brooklyn, NY 11245-0001
December 14, 2015

Exxon Mobil Corporation
Re: State of Vermont Pension and Investment Committee

To whom it may concern:

As custodian of The State of Vermont Pension and Investment Committee (the "Fund"), we are writing to report that as of the close of business December 14, 2015 the Fund held 2,960 shares of Exxon Mobil Corporation ("Company") stock in our account at stock in our account at Depository Trust Company and registered in its nominee name of Cede & Co. The Fund has held in excess of $2,000 worth of shares in your Company continuously since December 14, 2014.

If there are any other questions or concerns regarding this matter, please feel free to contact me at 212-623-8536.

Sincerely,

Daniel Murphy

Daniel F. Murphy
Vice President
JP Morgan Chase N.A.

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving,TX 75039-2298

ExxonMobil

December 14, 2015

VIA UPS – OVERNIGHT DELIVERY

Ms. Elizabeth A. Pearce
Vermont State Treasurer
State of Vermont
Office of the State Treasurer
109 State Street
Montpelier, VT 05609-6200

Dear Ms. Pierce:

This will acknowledge receipt of your letter indicating that you wish to co-file on behalf of the Vermont Pension Investment Committee, the proposal previously submitted by the NY State Common Retirement Fund concerning an Annual Assessment of Impacts of Climate Change Policies (the "Proposal") in connection with ExxonMobil's 2016 annual meeting of shareholders. By copy of a letter from J. P. Morgan, share ownership has been verified.

In light of the guidance in SEC staff legal bulletin No. 14F dealing with co-filers of shareholder proposals, it is important to ensure that the lead filer has clear authority to act on behalf of all co-filers, including with respect to any potential negotiated withdrawal of the Proposal. Unless the lead filer can represent that it holds such authority on behalf of all co-filers, and considering SEC staff guidance, it will be difficult for us to engage in productive dialogue concerning this Proposal.

Note that under Staff Legal Bulletin No. 14F, the SEC will distribute no-action responses under Rule 14a-8 by email to companies and proponents. We encourage all proponents and any co-filers to include an email contact address on any additional correspondence, to ensure timely communication in the event the Proposal is subject to a no-action request.

Sincerely,

Brian D. Tinsley
Manager, Shareholder Relations

BDT/ljg

The Brainerd Foundation

RECEIVED
DEC 9 2015
G.R. GLASS

Received
DEC 09 2015
J. J. Woodbury

December 7, 2015

Mr. Jeffrey Woodbury
Corporate Secretary
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039

Dear Mr. Woodbury:

The Brainerd Foundation is an investor in Exxon Mobil and the owner of 250 shares.

Our Foundation, based in Seattle, has a mission to protect environmental quality of the Pacific Northwest. As implied by our Mission, we are concerned that companies we invest in act responsibly especially with regard to the environment. We write today to encourage you to take steps to assess and report on the impacts of public climate change policies.

We are co-filing the enclosed shareholder resolution, for inclusion in the 2016 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. We are the beneficial owner of at least $2,000 worth of Exxon Mobil stock, as defined in Rule 13d-3 of the Securities Exchange Act of 1934. We are co-filing this resolution with the New York State Common Retirement Fund and the endowment fund of the Church of England as the primary filers. We will be pleased to provide additional proof of ownership from our sub-custodian, a DTC participant.

We have been a continuous shareholder for more than one year and will continue to be an investor and hold at least $2,000 market value of the requisite number of shares through the 2016 stockholder's meeting. A representative of the filers will attend the stockholders' meeting to move the resolution as required by SEC rules.

Please copy correspondent both to me and Tim Smith at Walden Asset Management which is our investment manager. (tsmith@bostontrust.com). We hereby deputize the New York State Common Retirement Fund and the endowment fund of the Church of England to act on our behalf in withdrawing this resolution.

Sincerely,

Ann Krumboltz / RRhj

Ann Krumboltz
Executive Director

Cc: Tim Smith

The Brainerd Foundation, 1601 Second Avenue, Suite 610, Seattle, WA 98101
Phone: 206.448.0676 / Fax: 206.448.7222 / E-mail: info@brainerd.org

RESOLVED: Shareholders request that by 2017 ExxonMobil publish an annual assessment of long term portfolio impacts of public climate change policies, at reasonable cost and omitting proprietary information. The assessment can be incorporated into existing reporting and should analyze the impacts on ExxonMobil's oil and gas reserves and resources under a scenario in which reduction in demand results from carbon restrictions and related rules or commitments adopted by governments consistent with the globally agreed upon 2 degree target. The reporting should assess the resilience of the company's full portfolio of reserves and resources through 2040 and beyond and address the financial risks associated with such a scenario.

Supporting Statement:

It is our intention that this be a supportive but stretching resolution that ensures the long-term success of the company.

Recognizing the severe and pervasive economic and societal risks associated with a warming climate, global governments have agreed that increases in global temperature should be held below 2 degrees Celsius from pre-industrial levels (Cancun Agreement). Pursuant to the Durban Platform, 184 parties submitted plans to reduce greenhouse gas emissions in advance of the 21st Conference of the Parties. In November 2014 the United States and China agreed to policy and regulatory actions to reduce greenhouse gas emissions and re-affirmed and expanded those actions in September 2015.

ExxonMobil recognized in its 2014 10-K that "a number of countries have adopted, or are considering adoption of, regulatory frameworks to reduce greenhouse gas emissions," and that such policies, regulations, and actions could make its "products more expensive, lengthen project implementation timelines and reduce demand for hydrocarbons," but ExxonMobil has not presented any analysis of how its portfolio performs under a 2 degree scenario.

In response to a previous shareholder resolution regarding Carbon Asset Risk, ExxonMobil asserted "that an artificial capping of carbon-based fuels to levels in the 'low carbon scenario' [such as IEA 450ppm] is highly unlikely" and did not test its portfolio against a 2 degree scenario.

However, ExxonMobil's peers, Shell, BP, and Statoil have recognized the importance of assessing the impacts of these scenarios by endorsing the "Strategic Resilience for 2035 and beyond" resolutions that received almost unanimous investor support in 2015. BHP Billiton now publishes a "Climate Change: Portfolio Analysis" evaluating its assets against 2 degree scenarios, and ConocoPhillips states that it stress tests its portfolio

against 2 degree scenarios. More recently, ten major oil and gas companies have announced that they will support the implementation of clear stable policy frameworks consistent with a 2 degree future.

This resolution aims to ensure that ExxonMobil fully evaluates and mitigates risks to the viability of its assets as a result of public climate change policies, including in a 2 degrees scenario.

RECEIVED

DEC 1 2 2015

G.R. GLASS

Gilbert, Jeanine

From: Tinsley, Brian D
Sent: Friday, December 12, 2014 12:41 PM
To: Glass, Ginger R
Cc: Parsons, Jim E; Gilbert, Jeanine
Subject: FW: Proof of Ownership
Attachments: xom - uusc documentation.pdf; xom - walden documentation.pdf; xom - holy family documentation.pdf; xom - brainerd documentation.pdf; xom - carol master documentation.pdf; xom - noyes documentation.pdf; xom - pride documentation.pdf

Importance: High

This looks like proof of ownership for several co-filers. Please review and confirm.

From: Morgan, Regina [mailto:rmorgan@bostontrust.com]
Sent: Friday, December 12, 2014 11:59 AM
To: Tinsley, Brian D
Cc: Smith, Timothy
Subject: Re: Proof of Ownership
Importance: High

Good Afternoon Mr. Tinsley,

On behalf of clients Unitarian Universalist Service Committee, Sisters of the Holy Family, Brainerd Foundation, Carol Master, Gwendolen Noyes, Pride Foundation and Walden Asset Management we enclose ownership documentation for the shareholder resolutions filed.

Please advise if you require a hard copy.

Regards,
Regina

Regina R. Morgan
Walden Asset Management / Boston Trust & Investment Management Company
One Beacon Street, 33rd Floor, Boston, Massachusetts 02108
Phone: 617-726-7259 / Fax: 617-227-2690
rmorgan@bostontrust.com / www.waldenassetmgmt.com / www.bostontrust.com

Walden Asset Management has been a leader since 1975 in integrating environmental, social and governance (ESG) analysis into investment decision-making and shareholder engagement. Walden offers separately managed portfolios tailored to meet client-specific investment guidelines and works to strengthen corporate ESG performance, transparency and accountability.

Walden Asset Management is a division of Boston Trust & Investment Management Company.

Instructions or requests transmitted by email are not effective until they have been confirmed by Boston Trust. The information provided in this e-mail or any attachments is not an official transaction confirmation or account

statement. For your protection, do not include account numbers, Social Security numbers, passwords or other non-public information in your e-mail.

This message and any attachments may contain confidential or proprietary information. If you are not the intended recipient, please notify Boston Trust immediately by replying to this message and deleting it from your computer. Please do not review, copy or distribute this message. Boston Trust cannot accept responsibility for the security of this e-mail as it has been transmitted over a public network.

Boston Trust & Investment Management Company Walden Asset Management BTIM, Inc.

Instructions or requests transmitted by email are not effective until they have been confirmed by Boston Trust. The information provided in this e-mail or any attachments is not an official transaction confirmation or account statement. For your protection, do not include account numbers, Social Security numbers, passwords or other non-public information in your e-mail. This message and any attachments may contain confidential or proprietary information. If you are not the intended recipient, please notify Boston Trust immediately by replying to this message and deleting it from your computer. Please do not review, copy or distribute this message. Boston Trust cannot accept responsibility for the security of this e-mail as it has been transmitted over a public network. Boston Trust & Investment Management Company Walden Asset Management BTIM, Inc.

STATE STREET.

Wealth Manager Services
1200 Crown Colony Drive
Quincy, MA 02169

www.statestreet.com

RECEIVED
DEC 11 2015
G.R. GLASS

Date: December 4, 2014

To Whom It May Concern:

State Street Bank and Trust Company ("State Street") is the sub-custodian for Boston Trust & Investment Management Company (Boston Trust) who is the custodian for the account of **The Brainerd Foundation.**

In connection with a shareholder proposal submitted by **The Brainerd Foundation** on **December 4, 2014** we are writing to confirm that **The Brainerd Foundation** has had beneficial ownership of a least $2,000 in market value of the voting securities of **Exxon Mobil Corporation (Cusip#30231G102)** for more than one year.

As indicated earlier State Street serves as the sub-custodian for Boston Trust and Investment Management Company. State Street is a DTC participant.

In witness hereof the individual signing below confirms to best of her knowledge that the above statements are true and accurate.

Sincerely,

Bryan Gautreau
Assistant Vice President
Date: 12/8/14

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving,TX 75039-2298

ExxonMobil

December 14, 2015

VIA UPS – OVERNIGHT DELIVERY

Ms. Ann Krumboltz
Executive Director
The Brainerd Foundation
1601 Second Avenue, Suite 610
Seattle, WA 98101

Dear Ms. Krumboltz:

This will acknowledge receipt of your letter indicating that you wish to co-file on behalf of the The Brainerd Foundation (the "Co-filer"), the proposal previously submitted by Patrick Doherty concerning Annual Assessments of Impacts of Climate Change Policies (the "Proposal") in connection with ExxonMobil's 2016 annual meeting of shareholders. However, date deficiencies exist between the State Street proof letter dated December 4, 2015 and the submission date December 7, 2015 and therefore, do not meet requirements, as shown below.

In order to be eligible to submit a shareholder proposal, Rule 14a-8 (copy enclosed) requires a co-filer to submit sufficient proof that he or she has continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to vote on the Proposal for at least one year as of the date the shareholder proposal was submitted. For this Proposal, the date of submission is December 7, 2015, which is the date the Proposal was received by overnight delivery service.

The Co-filer does not appear on our records as a registered shareholder. Moreover, to date we have not received proof that the Co-filer has satisfied these ownership requirements. To remedy this defect, the Co-filer must submit sufficient proof verifying their continuous ownership of the requisite number of ExxonMobil shares for the one-year period preceding and including December 7, 2015.

As explained in Rule 14a-8(b), sufficient proof must be in the form of:

- a written statement from the "record" holder of the Co-filer's shares (usually a broker or a bank) verifying that the Co-filer continuously held the requisite number of ExxonMobil shares for the one-year period preceding and including December 7, 2015; or

- if the Co-filer has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting the Co-filer's ownership of the requisite number of ExxonMobil shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that the Co-filer continuously held the requisite number of ExxonMobil shares for the one-year period.

If you intend to demonstrate ownership by submitting a written statement from the "record" holder of your shares as set forth in the first bullet point above, please note that most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co.). Such brokers and banks are often referred to as "participants" in DTC. In Staff Legal Bulletin No. 14F (October 18, 2011) (copy enclosed), the SEC staff has taken the view that only DTC participants should be viewed as "record" holders of securities that are deposited with DTC.

The Co-filer can confirm whether its broker or bank is a DTC participant by asking its broker or bank or by checking the listing of current DTC participants, which may be available on the internet at: http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx. In these situations, shareholders need to obtain proof of ownership from the DTC participant through which the securities are held, as follows:

- If the Co-filer's broker or bank is a DTC participant, then the Co-filer needs to submit a written statement from its broker or bank verifying that the Co-filer continuously held the requisite number of ExxonMobil shares for the one-year period preceding and including December 7, 2015.

- If the Co-filer's broker or bank is not a DTC participant, then the Co-filer needs to submit proof of ownership from the DTC participant through which the securities are held verifying that the Co-filer continuously held the requisite number of ExxonMobil shares for the one-year period preceding and including December 7, 2015. The Co-filer should be able to find out who this DTC participant is by asking the Co-filer's broker or bank. If the Co-filer's broker is an introducing broker, the Co-filer may also be able to learn the identity and telephone number of the DTC participant through the Co-filer's account statements, because the clearing broker identified on the Co-filer's account statements will generally be a DTC participant. If the DTC participant that holds the Co-filer's shares knows the Co-filer's broker's or bank's holdings, but does not know the Co-filer's holdings, the Co-filer needs to satisfy the proof of ownership requirement by obtaining and submitting two proof of ownership statements verifying that, for the one-year period preceding and including December 7, 2015, the required amount of securities were continuously held – one from the Co-filer's broker or bank confirming the Co-filer's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

The SEC's rules require that any response to this letter must be postmarked or transmitted electronically to us no later than 14 calendar days from the date this letter is received. Please mail any response to me at ExxonMobil at the address shown above. Alternatively, you may send your response to me via facsimile at 972-444-1233, or by email to Jeanine.gilbert@exxonmobil.com.

In light of the SEC staff legal bulletin No. 14F dealing with Co-filers of shareholder proposals, it is important to ensure that the lead filer has clear authority to act on behalf of all Co-filers, including with respect to any potential negotiated withdrawal of the Proposal. Unless the lead filer can represent that it holds such authority on behalf of all Co-filers, and considering SEC staff guidance, it will be difficult for us to engage in productive dialogue concerning this Proposal.

Note that under Staff Legal Bulletin No. 14F, the SEC will distribute no-action responses under Rule 14a-8 by email to companies and proponents. We encourage all proponents and co-filers to include an email contact address on any additional correspondence, to ensure timely communication in the event the Proposal is subject to a no-action request.

Sincerely,

Brian D. Tinsley
Manager, Shareholder Relations

BDT/ljg

Enclosures

c: Tim Smith, Walden Asset Management

Attachments 14F and Rule 14a-8 have been omitted for copying and scanning purposes only.

Exhibit B

2014 Carbon Report

Energy and Carbon -- Managing the Risks

ExxonMobil[1] engages in constructive and informed dialogue with a wide variety of stakeholders on a number of energy-related topics. This report seeks to address important questions raised recently by several stakeholder organizations on the topics of global energy demand and supply, climate change policy, and carbon asset risk.

As detailed below, ExxonMobil makes long-term investment decisions based in part on our rigorous, comprehensive annual analysis of the global outlook for energy, an analysis that has repeatedly proven to be consistent with the International Energy Agency *World Energy Outlook*, the U.S. Energy Information Administration *Annual Energy Outlook*, and other reputable, independent sources. For several years, our *Outlook for Energy* has explicitly accounted for the prospect of policies regulating greenhouse gas emissions (GHG). This factor, among many others, has informed investments decisions that have led ExxonMobil to become the leading producer of cleaner-burning natural gas in the United States, for example.

Based on this analysis, we are confident that none of our hydrocarbon reserves are now or will become "stranded." We believe producing these assets is essential to meeting growing energy demand worldwide, and in preventing consumers – especially those in the least developed and most vulnerable economies – from themselves becoming stranded in the global pursuit of higher living standards and greater economic opportunity.

---

[1] As used in this document, "ExxonMobil" means Exxon Mobil Corporation and/or one or more of its affiliated companies. Statements of future events or conditions in this report are forward-looking statements. Actual future results, including economic conditions and growth rates; energy demand and supply sources; efficiency gains; and capital expenditures, could differ materially due to factors including technological developments; changes in law or regulation; the development of new supply sources; demographic changes; and other factors discussed herein and under the heading "Factors Affecting Future Results" in the Investors section of our website at: www.exxonmobil.com. The information provided includes ExxonMobil's internal estimates and forecasts based upon internal data and analyses, as well as publicly available information from external sources including the International Energy Agency. Citations in this document are used for purposes of illustration and reference only and any citation to outside sources does not necessarily mean that ExxonMobil endorses all views or opinions expressed in or by those sources.

1. Strong Correlation between Economic Growth and Energy Use

The universal importance of accessible and affordable energy for modern life is undeniable. Energy powers economies and enables progress throughout the world. It provides heat for homes and businesses to protect against the elements; power for hospitals and clinics to run advanced, life-saving equipment; fuel for cooking and transportation; and light for schools and streets. Energy is the great enabler for modern living and it is difficult to imagine life without it. Given the importance of energy, it is little wonder that governments seek to safeguard its accessibility and affordability for their growing populations. It is also understandable that any restrictions on energy production that decrease its accessibility, reliability or affordability are of real concern to consumers who depend upon it.


Improved Living Standards Depend on Energy
ExxonMobil

2. World Energy Needs Keep Growing

Each year, ExxonMobil analyzes trends in energy and publishes our forecast of global energy requirements in our *Outlook for Energy*. The Outlook provides the foundation for our business and investment planning, and is compiled from the breadth of the company's worldwide experience in and understanding of the energy industry. It is based on rigorous analyses of supply and demand, technological development, economics, and government policies and regulations, and it is consistent with many independent, reputable third-party analyses.

ExxonMobil's current *Outlook for Energy* extends through the year 2040, and contains several conclusions that are relevant to questions raised by stakeholder organizations. Understanding this factual and analytical foundation is crucial to understanding ExxonMobil's investment decisions and approach to the prospect of further constraints on carbon.

World population increases. Ultimately, the focus of ExxonMobil's *Outlook for Energy* – indeed, the focus of our business – is upon people, their economic aspirations and their energy requirements. Accordingly, our analysis begins with demographics. Like many independent analyses, ExxonMobil anticipates the world's population will add two billion people to its current total of seven billion by the end of the Outlook period. The majority of this growth will occur in developing countries.

World GDP grows. The global economy will grow as the world's population increases, and it is our belief that GDP gains will outpace population gains over the Outlook period, resulting in higher living standards. Assuming sufficient, reliable and affordable energy is available, we see world GDP growing at a rate that exceeds population growth through the Outlook period, almost tripling in size from what it was globally in 2000.[2] It is

[2] We see global GDP approaching $120 trillion, as compared to $40 trillion of global GDP in 2000 (all in constant 2005 USA$'s). GDP per capita will also grow by about 80 percent between 2010 and 2040, despite the increase in population.

largely the poorest and least developed of the world's countries that benefit most from this anticipated growth. However, this level of GDP growth requires more accessible, reliable and affordable energy to fuel growth, and it is vulnerable populations who would suffer most should that growth be artificially constrained.


Global Progress Drives Demand
Population
Billion
Average Growth / Yr.
2010 – 2040
Non OECD
OECD
GDP
Trillion 2005$
Average Growth / Yr.
2010 – 2040
Energy Demand
Quadrillion BTUs
Average Growth / Yr.
2010 – 2040
Energy saved
~500
ExxonMobil
ExxonMobil 2014 Outlook for Energy

Energy demand grows with population and GDP. As the world becomes more populous and living standards improve over the Outlook period, energy demand will increase as well. We see the world requiring 35 percent more energy in 2040 than it did in 2010. The pace of this energy demand increase is higher than the population growth rate, but less than global GDP growth rate. Greater energy efficiency is a key reason why energy demand growth trails economic growth. We see society implementing policy changes that will promote energy efficiency, which will serve to limit energy demand growth. We also see many governments adopting policies that promote the switch to less carbon-intensive fuels, such as natural gas. As noted in the chart above, energy demand in 2040 could be almost double what it would be without the anticipated efficiency gains.

ExxonMobil believes that efficiency is one of the most effective tools available to manage greenhouse gas emissions, and accordingly our company is making significant contributions to energy efficiency, both in our own operations and in our products.

Energy-related CO2 emissions stabilize and start decreasing. As the world's population grows and living standards increase, we believe GHG emissions will plateau and start decreasing during the Outlook period. In the OECD countries, energy-based GHG emissions have already peaked and are declining. Our views in this regard are similar to other leading, independent forecasts.[3]



CO_2 Emissions Plateau
Energy-Related CO_2 Emissions by Region
Billion Tonnes
40
30
20
10
0
2000
2020
2040
Asia Pacific
Middle East
Africa
Latin America
Russia/Caspian
Europe
North America
ExxonMobil
ExxonMobil 2014 Outlook for Energy

As part of our Outlook process, we do not project overall atmospheric GHG concentration, nor do we model global average temperature impacts.[4] However, we do project an energy-related CO2 emissions profile through 2040, and this can be compared

[3] For example, the IEA predicts that energy-related emissions will grow by 20%, on trend but slightly higher than our Outlook. See www.worldenergyOutlook.org.

[4] These would require data inputs that are well beyond our company's ability to reasonably measure or verify.

to the energy-related CO_2 emissions profiles from various scenarios outlined by the Intergovernmental Panel on Climate Change (IPCC). When we do this, our Outlook emissions profile through 2040 would closely approximate the IPCC's intermediate RCP 4.5 emissions profile pathway in shape, but is slightly under it in magnitude.[5]

<u>All economic energy sources are needed to meet growing global demand.</u> In analyzing the evolution of the world's energy mix, we anticipate renewables growing at the fastest pace among all sources through the Outlook period. However, because they make a relatively small contribution compared to other energy sources, renewables will continue to comprise about 5 percent of the total energy mix by 2040. Factors limiting further penetration of renewables include scalability, geographic dispersion, intermittency (in the case of solar and wind), and cost relative to other sources.


Energy Mix Continues to Evolve
225
200
175
150
125
100
75
50
25
0
0.7%
2040
2010
1.7%
0.0%
2.5%
0.4%
5.8%
2.0%
Average Growth / Yr.
2010 - 2040
1.0%
ExxonMobil

[5] The IPCC RCP 4.5 scenario extends 60 years beyond our Outlook period to the year 2100, and incorporates a full carbon cycle analysis. The relevant time horizons differ and we do not forecast potential climate impacts as part of our Outlook, and therefore cannot attest to their accuracy.

The cost limitations of renewables are likely to persist even when higher costs of carbon are considered.


Economic Choices for U.S. Electricity
Plant Cost, Startup 2030
2013 cents/kWh
15
12
9
6
3
0
$0/tonne
Coal
Gas
Reliability Cost*
Reliability Cost*
Gas
Coal
Nuclear
CCS
Onshore Wind
Solar PV Utility
ExxonMobil
ExxonMobil 2014 Outlook for Energy

3. Climate Change Risk

ExxonMobil takes the risk of climate change seriously, and continues to take meaningful steps to help address the risk and to ensure our facilities, operations and investments are managed with this risk in mind.

Many governments are also taking these risks seriously, and are considering steps they can take to address them. These steps may vary in timing and approach, but regardless, it is our belief they will be most effective if they are informed by global energy demand and supply realities, and balance the economic aspirations of consumers.

4. Carbon Budget and Carbon Asset Risk Implications

One focus area of stakeholder organizations relates to what they consider the potential for a so-called carbon budget. Some are advocating for this mandated carbon budget in order to achieve global carbon-based emission reductions in the range of 80 percent through the year 2040, with the intent of stabilizing world temperature increases not to exceed 2 degrees Celsius by 2100 (i.e., the "low carbon scenario"). A concern expressed by some of our stakeholders is whether such a "low carbon scenario" could impact ExxonMobil's reserves and operations – i.e., whether this would result in unburnable proved reserves of oil and natural gas.

<u>The "low carbon scenario" would require CO2 prices significantly above current price levels.</u> In 2007, the U.S. Climate Change Science Program published a study that examined, among other things, the global CO2 cost needed to drive investments and transform the global energy system, in order to achieve various atmospheric CO2 stabilization pathways. The three pathways shown in the chart below are from the MIT IGSM model used in the study, and are representative of scenarios with assumed climate policies that stabilize GHGs in the atmosphere at various levels, from 650 ppm CO2 down to 450 ppm CO2, a level approximating the level asserted to have a reasonable chance at meeting the "low carbon scenario." Meeting the 450 ppm pathway requires large, immediate reductions in emissions with overall net emissions becoming negative in the second half of the century. Non-fossil energy sources, like nuclear and renewables, along with carbon capture and sequestration, are deployed in order to transform the energy system. Costs for CO2 required to drive this transformation are modeled. In general, CO2 costs rise with more stringent stabilization targets and with time. Stabilization at 450 ppm would require CO2 prices significantly above current price levels, rising to over $200 per ton by 2050. By comparison, current EU Emissions Trading System prices are approximately $8 to $10 per ton of CO2.

In the right section of the chart below, different levels of added CO2 are converted to estimated added annual energy costs for an average American family earning the median income. For example, by 2030 for the 450ppm CO2 stabilization pathway, the average American household would face an added CO2 cost of almost $2,350 per year for energy, amounting to about 5 percent of total before-tax median income. These costs would need to escalate steeply over time, and be more than double the 2030 level by mid-century. Further, in order to stabilize atmospheric GHG concentrations, these CO2 costs would have to be applied across both developed and developing countries.



Substantial Costs for CO_2 Mitigation
Cost of CO_2 for Various Emission Pathways
Dollars per tonne CO_2 (2000 $)
1,000
800
600
400
200
0
2020
2040
2060
2080
2100
450 ppm
550 ppm
650 ppm
Additional CO_2 Cost for Average American Households
$22,400 44%
$17,900 35%
$13,400 26%
$8,900 18%
$4,500 9%
Increased Energy Cost / Year
% of Median Pre-Tax Income
Source: U.S. Climate Change Science Program Synthesis and Assessment Product 2.1A, July 2007
Massachusetts Institute of Technology – IGSM Model
Based on Data from EIA, EPA, US Census Bureau
ExxonMobil

In 2008, the International Energy Agency estimated that reducing greenhouse gas emissions to just 50 percent below 2005 levels by 2050 would require $45 trillion in added energy supply and infrastructure investments.[6] In this scenario, the IEA estimated that *each year* between 2005 and 2050 the world would need to construct 24 to 32 one-thousand-megawatt nuclear plants, build 30 to 35 coal plants with carbon capture and

[6] See *IEA Energy Technology Perspectives 2008, Scenarios & Strategies to 2050.*

sequestration capabilities, and install 3,700 to 17,800 wind turbines of four megawatt capacity.

Transforming the energy system will take time. Energy use and mix evolve slowly due to the vast size of the global energy system. As shown in the chart below, biomass like wood was the primary fuel for much of humanity's existence. Coal supplanted biomass as the primary energy source around 1900; it was not until the middle of the 20th century before oil overtook coal as the primary source of energy. We believe the transition to lower carbon energy sources will also take time, despite rapid growth rates for such sources. Traditional energy sources have had many decades to scale up to meet the enormous energy needs of the world. As discussed above, renewable sources, such as solar and wind, despite very rapid growth rates, cannot scale up quickly enough to meet global demand growth while at the same time displacing more traditional sources of energy.


Energy Use Evolves Over Time
Global Mix of Fuels
Quadrillion BTUs
700
600
500
400
300
200
100
0
1800
1850
1900
1950
2000
2040
Other Renewables
Nuclear
Hydro
Gas
Oil
Coal
Biomass
ExxonMobil

A "low carbon scenario" will impact economic development. Another consideration related to the "low carbon scenario" is that capping of carbon-based fuels would likely harm those least economically developed populations who are most in need of affordable, reliable and accessible energy.[7] Artificially restricting supplies can also increase costs, and increasing costs would not only impact the affordability and accessibility of energy, especially to those least able to pay, it could impact the rate of economic development and living standards for all. Increasing energy costs leads to a scarcity of affordable, reliable and accessible energy and can additionally lead to social instability. While the risk of regulation where GHG emissions are capped to the extent contemplated in the "low carbon scenario" during the Outlook period is always possible, it is difficult to envision governments choosing this path in light of the negative implications for economic growth and prosperity that such a course poses, especially when other avenues may be available, as discussed further below.


All Scenarios Require Ongoing Development
Liquids Supply/Demand
MBDOE
120
100
80
60
40
20
0
Demand: IEA New Policies Scenario
Demand: IEA 450 Scenario
Liquids Production in the Absence of Further Investment
Development Required 2010 - 2035
2010
2015
2020
2025
2030
2035
ExxonMobil
Source: IEA World Energy Outlook 2013

[7] According to the International Energy Agency, 2.6 billion people still rely on biomass for cooking and over 15% of the world's population lacks access to electricity (http://www.iea.org/topics/energypoverty/).

Even in a "low carbon scenario," hydrocarbon energy sources are still needed. The IEA in its World Energy Outlook 2013 examined production of liquids from currently-producing fields, in the absence of additional investment, versus liquids demand, for both their lead "*New Policies Scenario*" and for a "*450 Scenario*." As shown in the chart above, in both scenarios, there remains significant liquids demand through 2035, and there is a need for ongoing development and investment. Without ongoing investment, liquids demand will not be met, leaving the world short of oil.

ExxonMobil believes that although there is always the possibility that government action may impact the company, the scenario where governments restrict hydrocarbon production in a way to reduce GHG emissions 80 percent during the Outlook period is highly unlikely. The Outlook demonstrates that the world will require all the carbon-based energy that ExxonMobil plans to produce during the Outlook period.[8] Also, as discussed above, we do not anticipate society being able to supplant traditional carbon-based forms of energy with other energy forms, such as renewables, to the extent needed to meet this carbon budget during the Outlook period.

5. Managing the Risk

ExxonMobil's actions. ExxonMobil addresses the risk of climate change in several concrete and meaningful ways. We do so by improving energy efficiency and reducing emissions at our operations, and by enabling consumers to use energy more efficiently through the advanced products we manufacture. In addition, we conduct and support extensive research and development in new technologies that promote efficiency and reduce emissions.

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[8] ExxonMobil's proved reserves at year-end 2013 are estimated to be produced on average within sixteen years, well within the Outlook period. See Exxon Mobil Corporation 2013 Financial & Operating Review, p. 22. It is important to note that this sixteen year average reserves-to-production ratio does not mean that the company will run out of hydrocarbons in sixteen years, since it continues to add proved reserves from its resource base and has successfully replaced more than 100% of production for many years. See Item 2 Financial Section of ExxonMobil's 2013 Form 10-K for ExxonMobil's proved reserves, which are determined in accordance with current SEC definitions.

In our operations, we apply a constant focus on efficiency that enables us to produce energy to meet society's needs using fewer resources and at a lower cost.

For example, ExxonMobil is a leader in cogeneration at our facilities, with equity ownership in more than 100 cogeneration units at more than 30 sites with over 5200 megawatts of capacity. This capacity, which is equivalent to the electricity needs of approximately 2.5 million U.S. households, reduces the burden on outside power and grid suppliers and can reduce the resulting emissions by powering ExxonMobil's operations in a more efficient and effective manner.

We also constantly strive to reduce the emission intensity of our operations. Cumulative savings, for example, between 2009 and 2012 amounted to 8.4 million metric tons of greenhouse gases.

Many of ExxonMobil's products also enable consumers to be more energy efficient and therefore reduce greenhouse gas emissions. Advancements in tire liner technology developed by ExxonMobil allow drivers to save fuel. Our synthetic lubricants also improve vehicle engine efficiency. And lighter weight plastics developed by ExxonMobil reduce vehicle weights, further contributing to better fuel efficiency. [9]

ExxonMobil is also the largest producer of natural gas in the United States, a fuel with a variety of consumer uses, including heating, cooking and electricity generation. Natural gas emits up to 60 percent less CO2 than coal when used as the source for power generation.

Research is another area in which ExxonMobil is contributing to energy efficiency and reduced emissions. We are on the forefront of technologies to lower greenhouse gas emissions. For example, ExxonMobil operates one of the world's largest carbon capture

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[9] Using ExxonMobil fuel-saving technologies in one-third of U.S. vehicles, for example, could translate into a saving of about 5 billion gallons of gasoline, with associated greenhouse gas emissions savings equivalent to taking about 8 million cars off the road.

and sequestration (CCS) operations at our LaBarge plant in Wyoming. It is a co-venturer in another project, the Gorgon natural gas development in Australia, which when operational will have the largest saline reservoir CO2 injection facility in the world. The company is leveraging its experience with CCS in developing new methods for capturing CO2, which can reduce costs and increase the application of carbon capture for society. ExxonMobil also is actively engaged, both internally and in partnership with renowned universities and institutions, in research on new break-through technologies for energy.

The company also engineers its facilities and operations robustly with extreme weather considerations in mind. Fortification to existing facilities and operations are addressed, where warranted due to climate or weather events, as part of ExxonMobil's Operations Integrity Management System.

ExxonMobil routinely conducts life cycle assessments (LCAs), which are useful to understand whether a technology can result in environmental improvements across a broad range of factors. For example, in 2011 we conducted a LCA in concert with Massachusetts Institute of Technology and Synthetic Genomics Inc. to assess the impact of algal biofuel production on GHG emissions, land use, and water use. The study demonstrated the potential that algae fuels can be produced with freshwater consumption equivalent to petroleum refining, and enable lower GHG emissions. A more recent LCA demonstrated that "well-to-wire" GHG emissions from shale gas are about half that of coal, and not significantly different than emissions of conventional gas.

In addition, ExxonMobil is involved in researching emerging technologies that can help mitigate the risk of climate change. For example, the company has conducted research into combustion fundamentals with automotive partners in order to devise concepts to improve the efficiency and reduce emissions of internal combustion engines.

ExxonMobil has also developed technology for an on-board hydrogen-powered fuel cell that converts other fuels into hydrogen directly under a vehicle's hood, thereby eliminating the need for separate facilities for producing and distributing hydrogen. This technology can be up to 80 percent more fuel efficient and emit 45 percent less CO_2 than conventional internal combustion engines. The company is also a founding member of the Global Climate and Energy Project at Stanford University, a program that seeks to develop fundamental, game-changing scientific breakthroughs that could lower GHG emissions.

Government policy. Addressing climate risks is one of many important challenges that governments face on an ongoing basis, along with ensuring that energy supplies are affordable and accessible to meet societal needs.

Energy companies like ExxonMobil can play a constructive role in this decision-making process by sharing our insights on the most effective means of achieving society's goals given the workings of the global energy system and the realities that govern it.

The introduction of rising CO_2 costs will have a variety of impacts on the economy and energy use in every sector and region within any given country. Therefore, the exact nature and pace of GHG policy initiatives will likely be affected by their impact on the economy, economic competitiveness, energy security and the ability of individuals to pay the related costs.

Governments' constraints on use of carbon-based energy sources and limits on greenhouse gas emissions are expected to increase throughout the Outlook period. However, the impact of these rising costs of regulations on the economy we expect will vary regionally throughout the world and will not rise to the level required for the "low carbon scenario." These reasonable constraints translate into costs, and these costs will help drive the efficiency gains that we anticipate will serve to curb energy growth requirements for society as forecasted over the Outlook period.

We also see these reasonable constraints leading to a lower carbon energy mix over the Outlook period, which can serve to further reduce greenhouse gas emissions. For example, fuel switching to cleaner burning fuels such as natural gas has significantly contributed to the United States reducing greenhouse gas emissions last year to levels not seen since 1994. Furthermore, the impact of efficiency is expected to help stabilize and eventually to reduce GHG emissions over the Outlook period, as discussed previously. These constraints will also likely result in dramatic global growth in natural gas consumption at the expense of other forms of energy, such as coal.

We see the continued focus on efficiency, conservation and fuel switching as some of the most effective and balanced ways society can address climate change within the Outlook period in a manner that avoids the potentially harmful and destabilizing consequences that the artificial capping of needed carbon-based energy sources implied within the "low carbon scenario" can cause.[10]

6. Planning Bases and Investments

ExxonMobil is committed to disciplined investing in attractive opportunities through the normal fluctuations in business cycles. Projects are evaluated under a wide range of possible economic conditions and commodity prices that are reasonably likely to occur, and we expect them to deliver competitive returns through the cycles. We do not publish the economic bases upon which we evaluate investments due to competitive considerations. However, we apply prudent and substantial safety margins in our planning assumptions to help ensure robust returns. In assessing the economic viability of proved reserves, we do not believe a scenario consistent with reducing GHG emissions by 80 percent by 2050, as suggested by the "low carbon scenario," lies within the "reasonably likely to occur" range of planning assumptions, since we consider the scenario highly unlikely.

The company also stress tests its oil and natural gas capital investment opportunities, which provides an added margin of safety against uncertainties, such as those related to technology, costs, geopolitics, availability of required materials, services, and labor, etc.

[10] Permitting the freer trade and export of natural gas is but one way, for example, where countries that rely on more carbon-intense forms of energy can increase their use of cleaner-burning fuels.

Such stress testing differs from alternative scenario planning, such as alternate Outlooks, which we do not develop, but stress testing provides us an opportunity to fully consider different economic scenarios in our planning and investment process. The Outlook is reviewed at least annually, and updated as needed to reflect changes in views and circumstances, including advances in technology.


CO_2 Policies
CO_2 "proxy" cost
Assumed cost of CO_2 emissions associated with public policies in 2040 in 2012 dollars
Less than $20 per ton
$20–40 per ton
More than $40 per ton
ExxonMobil
ExxonMobil 2014 Outlook for Energy

We also address the potential for future climate-related controls, including the potential for restriction on emissions, through the use of a proxy cost of carbon. This proxy cost of carbon is embedded in our current *Outlook for Energy*, and has been a feature of the report for several years. The proxy cost seeks to reflect all types of actions and policies that governments may take over the Outlook period relating to the exploration, development, production, transportation or use of carbon-based fuels. Our proxy cost, which in some areas may approach $80/ton over the Outlook period[11], is not a suggestion that governments should apply specific taxes. It is also not the same as a "social cost of carbon," which we believe involves countless more assumptions and subjective speculation on future climate impacts. It is simply our effort to quantify what we believe government policies over the Outlook period could cost to our investment opportunities. Perhaps most importantly, we require that all our business segments include, where appropriate, GHG costs in their economics when seeking funding for capital investments. We require that investment proposals reflect the climate-related policy decisions we anticipate governments making during the Outlook period and therefore incorporate them as a factor in our specific investment decisions.

When governments are considering policy options, ExxonMobil advocates an approach that ensures a uniform and predictable cost of carbon; allows market prices to drive solutions; maximizes transparency to stakeholders; reduces administrative complexity; promotes global participation; and is easily adjusted to future developments in climate science and policy impacts. We continue to believe a revenue-neutral carbon tax is better able to accommodate these key criteria than alternatives such as cap-and-trade.

Our views are based on our many years of successful energy experience worldwide and are similar to long-term energy demand forecasts of the International Energy Agency. As discussed previously, we see population, GDP and energy needs increasing for the world over the Outlook period, and that *all* economically viable energy sources will be required to meet these growing needs. We believe that governments will carefully balance the risk of climate change against other pressing social needs over the Outlook period, including the need for accessible, reliable and affordable energy, and that an artificial capping of carbon-based fuels to levels in the "low carbon scenario" is highly unlikely.

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[11] As noted in our Outlook, this amount varies from country to country, with that amount generally equating to OECD countries, and lower amounts applying to non-OECD countries.

7. Capital Allocation

ExxonMobil maintains capital allocation discipline with rigorous project evaluation and investment selectivity, while consistently returning cash to our shareholders. Our capital allocation approach is as follows:

I. Invest in resilient, attractive business opportunities
II. Pay a reliable and growing dividend
III. Return excess cash to shareholders through the purchase of shares.

Although the company does not incorporate the "low carbon scenario" in its capital allocation plans, a key strategy to ensure investment selectivity under a wide range of economic assumptions is to maintain a very diverse portfolio of oil and gas investment opportunities. This diversity – in terms of resource type and corresponding development options (oil, gas, NGLs, onshore, offshore, deepwater, conventional, unconventional, LNG, etc.) and geographic dispersion is unparalleled in the industry. Further, the company does not believe current investments in new reserves are exposed to the risk of stranded assets, given the rising global need for energy as discussed earlier.

8. Optional Reserves Disclosure under SEC Rules

Some have suggested that ExxonMobil consider availing itself of an optional disclosure available to securities issuers under Item 1202 of SEC Regulation S-K. [12] That SEC item provides, among other things, that "the registrant may, but is not required to, disclose, in the aggregate, an estimate of reserves estimated for each product type based on different price and cost criteria, such as a range of prices and costs that may reasonably be

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[12] The rules were subject to comment at the time that they were proposed. See Modernization of Oil and Gas Reporting, Securities and Exchange Commission, 17 CFR Parts 210, 211, 229, and 249 [Release Nos. 33-8995; 34-59192; FR-78; File Nos. S7-15-08] at p. 66. (*www.sec.gov/rules/final/2008/33-8995.pdf*) ExxonMobil also provided comments to the proposed provision. See Letter of Exxon Mobil Corporation to Ms. Florence Harmon, Acting Secretary, Securities and Exchange Commission, September 5, 2008, File Number S7-15-08 – Modernization of the Oil and Gas Reporting Requirements at p. 24.

achieved, including standardized futures prices or management's own forecasts." Proponents ask the company to use this option to identify the price sensitivity of its reserves, with special reference to long-lived unconventional reserves such as oil sands.

We believe the public reporting of reserves is best done using the historical price basis as required under Item 1202(a) of Regulation S-K, rather than the optional sensitivity analysis under Item 1202(b), for several reasons. First and most importantly, historical prices are a known quantity and reporting on this basis provides information that can be readily compared between different companies and over multiple years.[13] Proved reserve reporting using historical prices is a conservative approach that gives investors confidence in the numbers being reported.

Using speculative future prices, on the other hand, would introduce uncertainty and potential volatility into the reporting, which we do not believe would be helpful for investors. In fact, we believe such disclosure could be misleading. Price forecasts are subject to considerable uncertainty. While ExxonMobil tests its project economics to ensure they will be robust under a wide variety of possible future circumstances, we do not make predictions or forecasts of future oil and gas prices. If reserves determined on a speculative price were included in our SEC filings, we believe such disclosure could potentially mislead investors, or give such prices greater weight in making investment decisions than would be warranted.

We are also concerned that providing the optional sensitivity disclosure could enable our competitors to infer commercial information about our projects, resulting in commercial harm to ExxonMobil and our shareholders. We note that none of our key competitors to our knowledge provide the Item 1202(b) sensitivity disclosure.

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[13] We note the rules under 1202(a) use an average of monthly prices over the year rather than a single "spot" price, thus helping to reduce the effects of short-term volatility that often characterize oil and gas prices.

Lastly, we note that even when sensitivity disclosure under Item 1202(b) is included in a filing, the price and cost assumptions must be ones the company believes are reasonable. This disclosure item is therefore not intended or permitted to be a vehicle for exploring extreme scenarios.

For all the above reasons, we do not believe including the sensitivity disclosure under Item 1202(b) in our SEC filings would be prudent or in the best interest of our shareholders.

9. Summary

In summary, ExxonMobil's *Outlook for Energy* continues to provide the basis for our long-term investment decisions. Similar to the forecasts of other independent analysts, our Outlook envisions a world in which populations are growing, economies are expanding, living standards are rising, and, as a result, energy needs are increasing. Meeting these needs will require all economic energy sources, especially oil and natural gas.

Our *Outlook for Energy* also envisions that governments will enact policies to constrain carbon in an effort to reduce greenhouse gas emissions and manage the risks of climate change. We seek to quantify the cumulative impact of such policies in a proxy cost of carbon, which has been a consistent feature of our *Outlook for Energy* for many years.

We rigorously consider the risk of climate change in our planning bases and investments. Our investments are stress tested against a conservative set of economic bases and a broad spectrum of economic assumptions to help ensure that they will perform adequately, even in circumstances that the company may not foresee, which provides an additional margin of safety. We also require that all significant proposed projects include a cost of carbon – which reflects our best assessment of costs associated with potential GHG regulations over the Outlook period – when being evaluated for investment.

Our *Outlook for Energy* does not envision the "low carbon scenario" advocated by some because the costs and the damaging impact to accessible, reliable and affordable energy resulting from the policy changes such a scenario would produce are beyond those that societies, especially the world's poorest and most vulnerable, would be willing to bear, in our estimation.

In the final analysis, we believe ExxonMobil is well positioned to continue to deliver results to our shareholders and deliver energy to the world's consumers far into the future. Meeting the economic needs of people around the world in a safe and environmentally responsible manner not only informs our *Outlook for Energy* and guides our investment decisions, it is also animates our business and inspires our workforce.

10. Additional Information

There were additional information requests raised by some in the course of engagement with the groups with whom we have been dialoguing. These are addressed in the Appendix.

Appendix

EXXONMOBIL PROVED RESERVES - AT DECEMBER 31, 2013

	United States	Canada/ S. Amer. (2)	Europe	Africa	Asia	Australia/ Oceania	Total	Worldwide	Canada/ S. Amer. (2)	Canada/ S. Amer. (2)	Total
	Crude Oil							Natural Gas Liquids (2)	Bitumen	Synthetic Oil	
Total liquids proved reserves (1) **(millions of barrels)**	2,338	284	273	1,193	3,308	155	7,551	1,479	3,630	579	13,239
	Natural Gas										
Total natural gas proved reserves (1) **(billions of cubic feet)**	26,301	1,235	11,694	867	24,248	7,515	71,860	-	-	-	71,860
Oil-Equivalent Total All Products (3) **(millions of oil-equivalent barrels)**	6,722	490	2,222	1,338	7,349	1,407	19,528	1,479	3,630	579	25,216

Proved Reserves Distribution (4)
(percent, oil equivalent barrels)

By Region


Africa
Australia/Oceania
Europe
Americas
Asia

By Resource Type


Deepwater
Arctic
LNG
Conventional
Acid/Sour
Heavy Oil/
Oil Sands
Unconventional
Gas & Oil

By Hydrocarbon Type


Liquids
Gas

(1) Source: ExxonMobil 2013 Form 10-K (pages 103 and 106).
(2) Includes total proved reserves attributable to Imperial Oil Limited, in which there is a 30.4 percent noncontrolling interest. Refer to ExxonMobil 2013 Form 10-K (pages 103, 104, and 106) for more details.
(3) Natural gas is converted to oil-equivalent basis at six million cubic feet per one thousand barrels.
(4) Source: ExxonMobil 2013 Financial and Operating Review (page 22).

EXXONMOBIL RESOURCE BASE – AT DECEMBER 31, 2013 (1)



Billion Oil-Equivalent Barrels (BOEB)
90
60
30
0
Deepwater
Arctic
Acid / Sour
LNG
Heavy Oil / Oil Sands
Unconventional Gas & Oil
Conventional
Gas
Liquids
Australia / Oceania
Europe
Africa
Asia
Americas
Evaluating
Design / Develop
Proved
By Resource Type
By Hydrocarbon Type
By Region
By Business Stage

(1) Source: 2013 ExxonMobil Financial & Operating Review (page 21) and 2014 Analyst Meeting (slide 49).

Note: ExxonMobil's resource base includes quantities of oil and gas that are not yet classified as proved reserves under SEC definitions, but that we believe will ultimately be developed. These quantities are also not intended to correspond to "probable" or "possible" reserves under SEC rules.

EXXONMOBIL OIL & GAS PRODUCTION OUTLOOK (1)

Total Production Outlook (2)

Millions Oil-Equivalent Barrels Per Day (MOEBD), net


2.4
2.2
2.0
1.8
1.6
Liquids
Gas
'13
'14
'15
'16
'17

	'13	'14	'15	'16	'17
Total	4.0	4.0	4.1	4.2	4.3

- Total production outlook
  - 2014: Flat
  - 2015 – 2017: up 2-3% per year

- Liquids outlook
  - 2014: up 2%
  - 2015 – 2017: up 4% per year

- Gas outlook
  - 2014: down 2%
  - 2015 – 2017: up 1% per year

(1) Source 2014 ExxonMobil Analyst Meeting (slide 32).

(2) 2013 production excludes the impact of UAE onshore concession expiry and Iraq West Qurna 1 partial divestment. Production outlook excludes impact from future divestments and OPEC quota effects. Based on 2013 average price ($109 Brent).

EXXONMOBIL CAPEX OUTLOOK (1)


Capex by Business Line
$B
50
40
30
20
10
0
Acquisitions
Chemical
Downstream
Upstream
'13
'14
'15-'17
Average < $37B/year

- Expect to invest $39.8B in 2014
  - Reduced Upstream spending
  - Selective Downstream and Chemical investments
- Average less than $37B per year from 2015 to 2017

(1) Source 2014 ExxonMobil Analyst Meeting (slide 33).

EXXONMOBIL OIL & GAS EXPLORATION AND PRODUCTION EARNINGS AND UNIT PROFITABILITY (1)

The revenue, cost, and earnings data are shown both on a total dollar and a unit basis, and are inclusive of non-consolidated and Canadian oil sands operations.

	Total Revenues and Costs, Including Non-Consolidated Interests and Oil Sands							Revenues and Costs per Unit of Sales or Production (2)			
	United States	Canada/ South America	Europe	Africa	Asia	Australia/ Oceania	Total	United States	Canada/ South America	Outside Americas	Worldwide
2013	(millions of dollars)							(dollars per unit of sales)			
Revenue											
Liquids	13,350	7,558	6,751	18,811	28,440	1,596	76,506	84.87	75.28	101.92	95.25
Natural gas	3,880	360	11,384	6	13,477	539	29,646	3.00	2.80	8.77	6.86
								(dollars per barrel of net oil-equivalent production)			
Total revenue	17,230	7,918	18,135	18,817	41,917	2,135	106,152	46.20	63.93	78.86	69.66
Less costs:											
Production costs excluding taxes	4,742	3,965	3,318	2,396	2,423	654	17,498	12.72	32.02	8.56	11.48
Depreciation and depletion	5,133	989	2,050	3,269	2,635	334	14,410	13.76	7.99	8.07	9.46
Exploration expenses	413	386	260	288	997	92	2,436	1.11	3.12	1.59	1.60
Taxes other than income	1,617	94	4,466	1,583	9,146	427	17,333	4.33	0.74	15.21	11.37
Related income tax	1,788	542	4,956	6,841	14,191	202	28,520	4.79	4.38	25.50	18.72
Results of producing activities	3,537	1,942	3,085	4,440	12,525	426	25,955	9.49	15.68	19.93	17.03
Other earnings (3)	662	(495)	302	59	234	(118)	644	1.77	(4.00)	0.47	0.42
Total earnings, excluding power and coal	4,199	1,447	3,387	4,499	12,759	308	26,599	11.26	11.68	20.40	17.45
Power and coal	(8)	-	-	-	250	-	242				
Total earnings	4,191	1,447	3,387	4,499	13,009	308	26,841	11.23	11.68	20.64	17.61
								Unit Earnings Excluding NCI Volumes (4)			18.03

(1) *Source: ExxonMobil 2013 Financial and Operating Review (page 56).*

(2) *The per-unit data are divided into two sections: (a) revenue per unit of sales from ExxonMobil's own production; and, (b) operating costs and earnings per unit of net oil-equivalent production. Units for crude oil and natural gas liquids are barrels, while units for natural gas are thousands of cubic feet. The volumes of crude oil and natural gas liquids production and net natural gas production available for sale used in this calculation are shown on pages 48 and 49 of ExxonMobil's 2013 Financial & Operating Review. The volumes of natural gas were converted to oil-equivalent barrels based on a conversion factor of 6 thousand cubic feet per barrel.*

(3) *Includes earnings related to transportation operations, LNG liquefaction and transportation operations, sale of third-party purchases, technical services agreements, other nonoperating activities, and adjustments for noncontrolling interests.*

(4) *Calculation based on total earnings (net income attributable to ExxonMobil) divided by net oil-equivalent production less noncontrolling interest (NCI) volumes.*

EXXONMOBIL

PRODUCTION PRICES AND PRODUCTION COSTS (1)

The table below summarizes average production prices and average production costs by geographic area and by product type.

	United States	Canada/ S. America	Europe	Africa	Asia	Australia/ Oceania	Total
				(dollars per unit)			
During 2013							
Total							
Average production prices (2)							
Crude oil, per barrel	95.11	98.91	106.49	108.73	104.98	107.92	104.01
NGL, per barrel	44.24	44.96	65.36	75.24	61.64	59.55	56.26
Natural gas, per thousand cubic feet	3.00	2.80	9.59	2.79	8.53	4.20	6.86
Bitumen, per barrel	-	59.63	-	-	-	-	59.63
Synthetic oil, per barrel	-	93.96	-	-	-	-	93.96
Average production costs, per oil-equivalent barrel - total (3)	12.72	32.02	12.42	13.95	4.41	16.81	11.48
Average production costs, per barrel - bitumen (3)	-	34.30	-	-	-	-	34.30
Average production costs, per barrel - synthetic oil (3)	-	50.94	-	-	-	-	50.94

(1) *Source: ExxonMobil 2013 Form 10-K (page 9)*

(2) *Revenue per unit of sales from ExxonMobil's own production. (See ExxonMobil's 2013 Financial & Operating Review, page 56.) Revenue in this calculation is the same as in the Results of Operations disclosure in ExxonMobil's 2013 Form 10-K (page 97) and does not include revenue from other activities that ExxonMobil includes in the Upstream function, such as oil and gas transportation operations, LNG liquefaction and transportation operations, coal and power operations, technical service agreements, other nonoperating activities and adjustments for noncontrolling interests, in accordance with Securities and Exchange Commission and Financial Accounting Standards Board rules.*

(3) *Production costs per unit of net oil-equivalent production. (See ExxonMobil's 2013 inancial & Operating Review, page 56.) The volumes of natural gas were converted to oil-equivalent barrels based on a conversion factor of 6 thousand cubic feet per barrel. Production costs in this calculation are the same as in the Results of Operations disclosure in ExxonMobil's 2013 Form 10-K (page 97) and do not include production costs from other activities that ExxonMobil includes in the Upstream function, such as oil and gas transportation operations, LNG liquefaction and transportation operations, coal and power operations, technical service agreements, other nonoperating activities and adjustments for noncontrolling interests, in accordance with Securities and Exchange Commission and Financial Accounting Standards Board rules. Depreciation & depletion, exploration costs, and taxes are not included in production costs.*

Seriatim of crudes processed in US in 2012


Well-to-wheels GHG emissions: Oil sands compared to other crude oils
(Wide boundary—kgCO2e/barrel of refined product)
kgCO2e/barrel of refined product
599
400
455
Avg. barrel refined in the US, 2005 IHS Est. (505)
Avg. barrel refined in the US, 2012 IHS Est. (502)
Avg. barrel refined in the US, (2005 DOE/NETL) (487)
Kearl Bitumen
Kearl Dilbit
Cameroon Lokele
Venezuela Petrozuata
US: Avg. California Heavy
Can. oil sands: Cold Lake Dilbit
Can. Oil sands: Mining SCO (Syncrude Sweet)
Venezuela Boscan
US: Alaska North Slope (ANS CARB)
Can. Bitumen Blend
Nigeria Bonny Light
Iraq Basrah Light
North African Light
Can. oil sands: Primary CHOPS
US: Mars
Mexico Maya
US: Bakken Blend
Arab Light
Trinidad Calypso
Arab Medium
US: Other domestic crude
North Sea Ekofisk
North Sea Forties
US: Eagle Ford Tight Oil
In order from left to right
Angola Girassol
Russian Espo
North Sea Mariner
In order from left to right
Brazil Extra Heavy
Ecuador Napo
Angola Dalia
Russian Urals
Ecuador Oriente
Kuwait Eocene
Australia Pyrenees
Colombia Castilla
Iraq Kirkuk
Brazil Marlim
Angola Plutonio
Kuwait Ratawi
Canadian Mixed Sweet
Colombia Vasconia
0%
10%
20%
30%
40%
50%
60%
70%
80%
90%
100%
Percentage of total US crude consumed (volume basis)

Source: IHS CERA

Draft and subject to change

Exhibit C

Prior Proposal

REPORT ON CARBON ASSET RISK

WHEREAS:

In recognition of the risks of climate change nearly every national government has agreed "the increase in global temperature should be below 2 degrees Celsius." We believe resultant political actions and market mechanisms present risks to carbon intensive oil and gas reserves, operations, capital allocation strategies, and financials.

The International Energy Agency (IEA) states that, "No more than one-third of proven reserves of fossil fuels can be consumed prior to 2050 if the world is to achieve the 2° C goal, unless carbon capture and storage technology is widely deployed."

To achieve a 66 percent probability of not exceeding a global temperature rise above 2° C, the Intergovernmental Panel on Climate Change estimates that approximately 987 gigatons of carbon dioxide can be emitted through 2100. The IEA states that total proven reserves of coal, oil, and natural gas, represent approximately 2,860 gigatons of potential CO_2 emissions.

Investment analysts indicate that companies may not be adequately accounting for or disclosing the downside risks that could result from lower-than-expected demand or prices for oil.

- A March 2013 research paper by Citi stated that market forces could "put in a plateau for global oil demand by the end of this decade."
- HSBC reports that the equity valuation of oil producers could drop by 40 to 60 percent under a low emissions scenario.

Given the growing public concern over climate change, investors are concerned that global actions to significantly address climate change, either through carbon regulation, market forces, or socioeconomic pressure, could reduce the value of Exxon Mobil's oil and gas reserves and/or related infrastructure before the end of their expected useful life.

Investors require additional information on how Exxon Mobil is preparing for potential scenarios in which demand for oil and gas is greatly reduced due to regulation or other climate-associated drivers. Without additional disclosure, shareholders are unable to determine whether Exxon Mobil is adequately managing these risks or seizing related opportunities.

RESOLVED: Shareholders request Exxon Mobil prepare a report by September 2014, omitting proprietary information and prepared at reasonable cost, on the Company's strategy to address the risk of stranded assets presented by global climate change, including analysis of long and short term financial and operational risks to the company.

SUPPORTING STATEMENT

We believe a report adequate for investors to assess the Company's strategy would include:

- The risks and opportunities associated with various low-carbon scenarios, as well as a scenario in which global oil demand declines due to evolving policy, technology, or consumer responses to address climate change;
- Whether and how the Company's strategic capital allocation plans account for the risks and opportunities in these scenarios;
- How the Company will manage these risks, through, for example, diversifying capital investment strategies or returning capital to shareholders;
- The Board of Directors' role in overseeing capital allocation and climate risk reduction strategies.

Exhibit D

Paris Agreement

United Nations

FCCC/CP/2015/L.9/Rev.1

Framework Convention on Climate Change

Distr.: Limited
12 December 2015

Original: English

Conference of the Parties
Twenty-first session
Paris, 30 November to 11 December 2015

Agenda item 4(b)
Durban Platform for Enhanced Action (decision 1/CP.17)
Adoption of a protocol, another legal instrument, or an agreed outcome with legal force under the Convention applicable to all Parties

ADOPTION OF THE PARIS AGREEMENT

Proposal by the President

Draft decision -/CP.21

The *Conference of the Parties*,

Recalling decision 1/CP.17 on the establishment of the Ad Hoc Working Group on the Durban Platform for Enhanced Action,

Also recalling Articles 2, 3 and 4 of the Convention,

Further recalling relevant decisions of the Conference of the Parties, including decisions 1/CP.16, 2/CP.18, 1/CP.19 and 1/CP.20,

Welcoming the adoption of United Nations General Assembly resolution A/RES/70/1, "Transforming our world: the 2030 Agenda for Sustainable Development", in particular its goal 13, and the adoption of the Addis Ababa Action Agenda of the third International Conference on Financing for Development and the adoption of the Sendai Framework for Disaster Risk Reduction,

Recognizing that climate change represents an urgent and potentially irreversible threat to human societies and the planet and thus requires the widest possible cooperation by all countries, and their participation in an effective and appropriate international response, with a view to accelerating the reduction of global greenhouse gas emissions,

Also recognizing that deep reductions in global emissions will be required in order to achieve the ultimate objective of the Convention and emphasizing the need for urgency in addressing climate change,

Acknowledging that climate change is a common concern of humankind, Parties should, when taking action to address climate change, respect, promote and consider their respective obligations on human rights, the right to health, the rights of indigenous peoples, local communities, migrants, children, persons with disabilities and people in vulnerable situations and the right to development, as well as gender equality, empowerment of women and intergenerational equity,

Also acknowledging the specific needs and concerns of developing country Parties arising from the impact of the implementation of response measures and, in this regard, decisions 5/CP.7, 1/CP.10, 1/CP.16 and 8/CP.17,

Emphasizing with serious concern the urgent need to address the significant gap between the aggregate effect of Parties' mitigation pledges in terms of global annual emissions of greenhouse gases by 2020 and aggregate emission pathways consistent with holding the increase in the global average temperature to well below 2 °C above pre-industrial levels and pursuing efforts to limit the temperature increase to 1.5 °C above pre-industrial levels,

Also emphasizing that enhanced pre-2020 ambition can lay a solid foundation for enhanced post-2020 ambition,

Stressing the urgency of accelerating the implementation of the Convention and its Kyoto Protocol in order to enhance pre-2020 ambition,

Recognizing the urgent need to enhance the provision of finance, technology and capacity-building support by developed country Parties, in a predictable manner, to enable enhanced pre-2020 action by developing country Parties,

Emphasizing the enduring benefits of ambitious and early action, including major reductions in the cost of future mitigation and adaptation efforts,

Acknowledging the need to promote universal access to sustainable energy in developing countries, in particular in Africa, through the enhanced deployment of renewable energy,

Agreeing to uphold and promote regional and international cooperation in order to mobilize stronger and more ambitious climate action by all Parties and non-Party stakeholders, including civil society, the private sector, financial institutions, cities and other subnational authorities, local communities and indigenous peoples,

I. ADOPTION

1. *Decides* to adopt the Paris Agreement under the United Nations Framework Convention on Climate Change (hereinafter referred to as "the Agreement") as contained in the annex;

2. *Requests* the Secretary-General of the United Nations to be the Depositary of the Agreement and to have it open for signature in New York, United States of America, from 22 April 2016 to 21 April 2017;

3. *Invites* the Secretary-General to convene a high-level signature ceremony for the Agreement on 22 April 2016;

4. *Also invites* all Parties to the Convention to sign the Agreement at the ceremony to be convened by the Secretary-General, or at their earliest opportunity, and to deposit their respective instruments of ratification, acceptance, approval or accession, where appropriate, as soon as possible;

5. *Recognizes* that Parties to the Convention may provisionally apply all of the provisions of the Agreement pending its entry into force, and *requests* Parties to provide notification of any such provisional application to the Depositary;

6. *Notes* that the work of the Ad Hoc Working Group on the Durban Platform for Enhanced Action, in accordance with decision 1/CP.17, paragraph 4, has been completed;

7. *Decides* to establish the Ad Hoc Working Group on the Paris Agreement under the same arrangement, mutatis mutandis, as those concerning the election of officers to the Bureau of the Ad Hoc Working Group on the Durban Platform for Enhanced Action;[1]

8. *Also decides* that the Ad Hoc Working Group on the Paris Agreement shall prepare for the entry into force of the Agreement and for the convening of the first session of the Conference of the Parties serving as the meeting of the Parties to the Paris Agreement;

9. *Further decides* to oversee the implementation of the work programme resulting from the relevant requests contained in this decision;

10. *Requests* the Ad Hoc Working Group on the Paris Agreement to report regularly to the Conference of the Parties on the progress of its work and to complete its work by the first session of the Conference of the Parties serving as the meeting of the Parties to the Paris Agreement;

11. *Decides* that the Ad Hoc Working Group on the Paris Agreement shall hold its sessions starting in 2016 in conjunction with the sessions of the Convention subsidiary bodies and shall prepare draft decisions to be recommended through the Conference of the Parties to the Conference of the Parties serving as the meeting of the Parties to the Paris Agreement for consideration and adoption at its first session;

II. INTENDED NATIONALLY DETERMINED CONTRIBUTIONS

12. *Welcomes* the intended nationally determined contributions that have been communicated by Parties in accordance with decision 1/CP.19, paragraph 2(b);

13. *Reiterates* its invitation to all Parties that have not yet done so to communicate to the secretariat their intended nationally determined contributions towards achieving the objective of the Convention as set out in its Article 2 as soon as possible and well in advance of the twenty-second session of the Conference of the Parties (November 2016) and in a manner that facilitates the clarity, transparency and understanding of the intended nationally determined contributions;

14. *Requests* the secretariat to continue to publish the intended nationally determined contributions communicated by Parties on the UNFCCC website;

15. *Reiterates* its call to developed country Parties, the operating entities of the Financial Mechanism and any other organizations in a position to do so to provide support for the preparation and communication of the intended nationally determined contributions of Parties that may need such support;

16. *Takes note* of the synthesis report on the aggregate effect of intended nationally determined contributions communicated by Parties by 1 October 2015, contained in document FCCC/CP/2015/7;

17. *Notes* with concern that the estimated aggregate greenhouse gas emission levels in 2025 and 2030 resulting from the intended nationally determined contributions do not fall within least-cost 2 °C scenarios but rather lead to a projected level of 55 gigatonnes in 2030, and *also notes* that much greater emission reduction efforts will be required than those associated with the intended nationally determined contributions in order to hold the increase in the global average temperature to below 2 °C above pre-industrial levels by

[1] Endorsed by decision 2/CP.18, paragraph 2.

reducing emissions to 40 gigatonnes or to 1.5 °C above pre-industrial levels by reducing to a level to be identified in the special report referred to in paragraph 21 below;

18. *Also notes, in this context,* the adaptation needs expressed by many developing country Parties in their intended nationally determined contributions;

19. *Requests* the secretariat to update the synthesis report referred to in paragraph 16 above so as to cover all the information in the intended nationally determined contributions communicated by Parties pursuant to decision 1/CP.20 by 4 April 2016 and to make it available by 2 May 2016;

20. *Decides* to convene a facilitative dialogue among Parties in 2018 to take stock of the collective efforts of Parties in relation to progress towards the long-term goal referred to in Article 4, paragraph 1, of the Agreement and to inform the preparation of nationally determined contributions pursuant to Article 4, paragraph 8, of the Agreement;

21. *Invites* the Intergovernmental Panel on Climate Change to provide a special report in 2018 on the impacts of global warming of 1.5 °C above pre-industrial levels and related global greenhouse gas emission pathways;

III. DECISIONS TO GIVE EFFECT TO THE AGREEMENT

MITIGATION

22. *Invites* Parties to communicate their first nationally determined contribution no later than when the Party submits its respective instrument of ratification, accession, or approval of the Paris Agreement. If a Party has communicated an intended nationally determined contribution prior to joining the Agreement, that Party shall be considered to have satisfied this provision unless that Party decides otherwise;

23. *Urges* those Parties whose intended nationally determined contribution pursuant to decision 1/CP.20 contains a time frame up to 2025 to communicate by 2020 a new nationally determined contribution and to do so every five years thereafter pursuant to Article 4, paragraph 9, of the Agreement;

24. *Requests* those Parties whose intended nationally determined contribution pursuant to decision 1/CP.20 contains a time frame up to 2030 to communicate or update by 2020 these contributions and to do so every five years thereafter pursuant to Article 4, paragraph 9, of the Agreement;

25. *Decides* that Parties shall submit to the secretariat their nationally determined contributions referred to in Article 4 of the Agreement at least 9 to 12 months in advance of the relevant meeting of the Conference of the Parties serving as the meeting of the Parties to the Paris Agreement with a view to facilitating the clarity, transparency and understanding of these contributions, including through a synthesis report prepared by the secretariat;

26. *Requests* the Ad Hoc Working Group on the Paris Agreement to develop further guidance on features of the nationally determined contributions for consideration and adoption by the Conference of the Parties serving as the meeting of the Parties to the Paris Agreement at its first session;

27. *Agrees* that the information to be provided by Parties communicating their nationally determined contributions, in order to facilitate clarity, transparency and understanding, may include, as appropriate, inter alia, quantifiable information on the reference point (including, as appropriate, a base year), time frames and/or periods for implementation, scope and coverage, planning processes, assumptions and methodological approaches including those for estimating and accounting for anthropogenic greenhouse gas

emissions and, as appropriate, removals, and how the Party considers that its nationally determined contribution is fair and ambitious, in the light of its national circumstances, and how it contributes towards achieving the objective of the Convention as set out in its Article 2;

28. *Requests* the Ad Hoc Working Group on the Paris Agreement to develop further guidance for the information to be provided by Parties in order to facilitate clarity, transparency and understanding of nationally determined contributions for consideration and adoption by the Conference of the Parties serving as the meeting of the Parties to the Paris Agreement at its first session;

29. *Also requests* the Subsidiary Body for Implementation to develop modalities and procedures for the operation and use of the public registry referred to in Article 4, paragraph 12, of the Agreement, for consideration and adoption by the Conference of the Parties serving as the meeting of the Parties to the Paris Agreement at its first session;

30. *Further requests* the secretariat to make available an interim public registry in the first half of 2016 for the recording of nationally determined contributions submitted in accordance with Article 4 of the Agreement, pending the adoption by the Conference of the Parties serving as the meeting of the Parties to the Paris Agreement of the modalities and procedures referred to in paragraph 29 above;

31. *Requests* the Ad Hoc Working Group on the Paris Agreement to elaborate, drawing from approaches established under the Convention and its related legal instruments as appropriate, guidance for accounting for Parties' nationally determined contributions, as referred to in Article 4, paragraph 13, of the Agreement, for consideration and adoption by the Conference of the Parties serving as the meeting of the Parties to the Paris Agreement at its first session, which ensures that:

(a) Parties account for anthropogenic emissions and removals in accordance with methodologies and common metrics assessed by the Intergovernmental Panel on Climate Change and adopted by the Conference of the Parties serving as the meeting of the Parties to the Paris Agreement;

(b) Parties ensure methodological consistency, including on baselines, between the communication and implementation of nationally determined contributions;

(c) Parties strive to include all categories of anthropogenic emissions or removals in their nationally determined contributions and, once a source, sink or activity is included, continue to include it;

(d) Parties shall provide an explanation of why any categories of anthropogenic emissions or removals are excluded;

32. *Decides* that Parties shall apply the guidance mentioned in paragraph 31 above to the second and subsequent nationally determined contributions and that Parties may elect to apply such guidance to their first nationally determined contribution;

33. *Also decides* that the Forum on the Impact of the Implementation of response measures, under the subsidiary bodies, shall continue, and shall serve the Agreement;

34. *Further decides* that the Subsidiary Body for Scientific and Technological Advice and the Subsidiary Body for Implementation shall recommend, for consideration and adoption by the Conference of the Parties serving as the meeting of the Parties to the Paris Agreement at its first session, the modalities, work programme and functions of the Forum on the Impact of the Implementation of response measures to address the effects of the implementation of response measures under the Agreement by enhancing cooperation amongst Parties on understanding the impacts of mitigation actions under the Agreement

and the exchange of information, experiences, and best practices amongst Parties to raise their resilience to these impacts;*

36. *Invites* Parties to communicate, by 2020, to the secretariat mid-century, long-term low greenhouse gas emission development strategies in accordance with Article 4, paragraph 19, of the Agreement, and *requests* the secretariat to publish on the UNFCCC website Parties' low greenhouse gas emission development strategies as communicated;

37. *Requests* the Subsidiary Body for Scientific and Technological Advice to develop and recommend the guidance referred to under Article 6, paragraph 2, of the Agreement for adoption by the Conference of the Parties serving as the meeting of the Parties to the Paris Agreement at its first session, including guidance to ensure that double counting is avoided on the basis of a corresponding adjustment by Parties for both anthropogenic emissions by sources and removals by sinks covered by their nationally determined contributions under the Agreement;

38. *Recommends* that the Conference of the Parties serving as the meeting of the Parties to the Paris Agreement adopt rules, modalities and procedures for the mechanism established by Article 6, paragraph 4, of the Agreement on the basis of:

(a) Voluntary participation authorized by each Party involved;

(b) Real, measurable, and long-term benefits related to the mitigation of climate change;

(c) Specific scopes of activities;

(d) Reductions in emissions that are additional to any that would otherwise occur;

(e) Verification and certification of emission reductions resulting from mitigation activities by designated operational entities;

(f) Experience gained with and lessons learned from existing mechanisms and approaches adopted under the Convention and its related legal instruments;

39. *Requests* the Subsidiary Body for Scientific and Technological Advice to develop and recommend rules, modalities and procedures for the mechanism referred to in paragraph 38 above for consideration and adoption by the Conference of the Parties serving as the meeting of the Parties to the Paris Agreement at its first session;

40. *Also requests* the Subsidiary Body for Scientific and Technological Advice to undertake a work programme under the framework for non-market approaches to sustainable development referred to in Article 6, paragraph 8, of the Agreement, with the objective of considering how to enhance linkages and create synergy between, inter alia, mitigation, adaptation, finance, technology transfer and capacity-building, and how to facilitate the implementation and coordination of non-market approaches;

41. *Further requests* the Subsidiary Body for Scientific and Technological Advice to recommend a draft decision on the work programme referred to in paragraph 40 above, taking into account the views of Parties, for consideration and adoption by the Conference of the Parties serving as the meeting of the Parties to the Paris Agreement at its first session;

ADAPTATION

---

* Paragraph 35 has been deleted, and subsequent paragraph numbering and cross references to other paragraphs within the document will be amended at a later stage.

42. *Requests* the Adaptation Committee and the Least Developed Countries Expert Group to jointly develop modalities to recognize the adaptation efforts of developing country Parties, as referred to in Article 7, paragraph 3, of the Agreement, and make recommendations for consideration and adoption by the Conference of the Parties serving as the meeting of the Parties to the Paris Agreement at its first session;

43. *Also requests* the Adaptation Committee, taking into account its mandate and its second three-year workplan, and with a view to preparing recommendations for consideration and adoption by the Conference of the Parties serving as the meeting of the Parties to the Paris Agreement at its first session:

(a) To review, in 2017, the work of adaptation-related institutional arrangements under the Convention, with a view to identifying ways to enhance the coherence of their work, as appropriate, in order to respond adequately to the needs of Parties;

(b) To consider methodologies for assessing adaptation needs with a view to assisting developing countries, without placing an undue burden on them;

44. *Invites* all relevant United Nations agencies and international, regional and national financial institutions to provide information to Parties through the secretariat on how their development assistance and climate finance programmes incorporate climate-proofing and climate resilience measures;

45. *Requests* Parties to strengthen regional cooperation on adaptation where appropriate and, where necessary, establish regional centres and networks, in particular in developing countries, taking into account decision 1/CP.16, paragraph 13;

46. *Also requests* the Adaptation Committee and the Least Developed Countries Expert Group, in collaboration with the Standing Committee on Finance and other relevant institutions, to develop methodologies, and make recommendations for consideration and adoption by the Conference of the Parties serving as the meeting of the Parties to the Paris Agreement at its first session on:

(a) Taking the necessary steps to facilitate the mobilization of support for adaptation in developing countries in the context of the limit to global average temperature increase referred to in Article 2 of the Agreement;

(b) Reviewing the adequacy and effectiveness of adaptation and support referred to in Article 7, paragraph 14(c), of the Agreement;

47. *Further requests* the Green Climate Fund to expedite support for the least developed countries and other developing country Parties for the formulation of national adaptation plans, consistent with decisions 1/CP.16 and 5/CP.17, and for the subsequent implementation of policies, projects and programmes identified by them;

LOSS AND DAMAGE

48. *Decides* on the continuation of the Warsaw International Mechanism for Loss and Damage associated with Climate Change Impacts, following the review in 2016;

49. *Requests* the Executive Committee of the Warsaw International Mechanism to establish a clearinghouse for risk transfer that serves as a repository for information on insurance and risk transfer, in order to facilitate the efforts of Parties to develop and implement comprehensive risk management strategies;

50. *Also requests* the Executive Committee of the Warsaw International Mechanism to establish, according to its procedures and mandate, a task force to complement, draw upon the work of and involve, as appropriate, existing bodies and expert groups under the Convention including the Adaptation Committee and the Least Developed Countries Expert Group, as well as relevant organizations and expert bodies outside the Convention, to

develop recommendations for integrated approaches to avert, minimize and address displacement related to the adverse impacts of climate change;

51. *Further requests* the Executive Committee of the Warsaw International Mechanism to initiate its work, at its next meeting, to operationalize the provisions referred to in paragraphs 49 and 50 above, and to report on progress thereon in its annual report;

52. *Agrees* that Article 8 of the Agreement does not involve or provide a basis for any liability or compensation;

FINANCE

53. *Decides* that, in the implementation of the Agreement, financial resources provided to developing countries should enhance the implementation of their policies, strategies, regulations and action plans and their climate change actions with respect to both mitigation and adaptation to contribute to the achievement of the purpose of the Agreement as defined in Article 2;

54. *Also decides* that, in accordance with Article 9, paragraph 3, of the Agreement, developed countries intend to continue their existing collective mobilization goal through 2025 in the context of meaningful mitigation actions and transparency on implementation; prior to 2025 the Conference of the Parties serving as the meeting of the Parties to the Paris Agreement shall set a new collective quantified goal from a floor of USD 100 billion per year, taking into account the needs and priorities of developing countries;

55. *Recognizes* the importance of adequate and predictable financial resources, including for results-based payments, as appropriate, for the implementation of policy approaches and positive incentives for reducing emissions from deforestation and forest degradation, and the role of conservation, sustainable management of forests and enhancement of forest carbon stocks; as well as alternative policy approaches, such as joint mitigation and adaptation approaches for the integral and sustainable management of forests; while reaffirming the importance of non-carbon benefits associated with such approaches; encouraging the coordination of support from, inter alia, public and private, bilateral and multilateral sources, such as the Green Climate Fund, and alternative sources in accordance with relevant decisions by the Conference of the Parties;

56. *Decides* to initiate, at its twenty-second session, a process to identify the information to be provided by Parties, in accordance with Article 9, paragraph 5, of the Agreement with the view to providing a recommendation for consideration and adoption by the Conference of the Parties serving as the meeting of the Parties to the Paris Agreement at its first session;

57. *Also decides* to ensure that the provision of information in accordance with Article 9, paragraph 7 of the Agreement shall be undertaken in accordance with modalities, procedures and guidelines referred to in paragraph 96 below;

58. *Requests* Subsidiary Body for Scientific and Technological Advice to develop modalities for the accounting of financial resources provided and mobilized through public interventions in accordance with Article 9, paragraph 7, of the Agreement for consideration by the Conference of the Parties at its twenty-fourth session (November 2018), with the view to making a recommendation for consideration and adoption by the Conference of the Parties serving as the meeting of the Parties to the Paris Agreement at its first session;

59. *Decides* that the Green Climate Fund and the Global Environment Facility, the entities entrusted with the operation of the Financial Mechanism of the Convention, as well as the Least Developed Countries Fund and the Special Climate Change Fund, administered by the Global Environment Facility, shall serve the Agreement;

60. *Recognizes* that the Adaptation Fund may serve the Agreement, subject to relevant decisions by the Conference of the Parties serving as the meeting of the Parties to the Kyoto Protocol and the Conference of the Parties serving as the meeting of the Parties to the Paris Agreement;

61. *Invites* the Conference of the Parties serving as the meeting of the Parties to the Kyoto Protocol to consider the issue referred to in paragraph 60 above and make a recommendation to the Conference of the Parties serving as the meeting of the Parties to the Paris Agreement at its first session;

62. *Recommends* that the Conference of the Parties serving as the meeting of the Parties to the Paris Agreement shall provide guidance to the entities entrusted with the operation of the Financial Mechanism of the Convention on the policies, programme priorities and eligibility criteria related to the Agreement for transmission by the Conference of the Parties;

63. *Decides* that the guidance to the entities entrusted with the operations of the Financial Mechanism of the Convention in relevant decisions of the Conference of the Parties, including those agreed before adoption of the Agreement, shall apply mutatis mutandis;

64. *Also decides* that the Standing Committee on Finance shall serve the Agreement in line with its functions and responsibilities established under the Conference of the Parties;

65. *Urges* the institutions serving the Agreement to enhance the coordination and delivery of resources to support country-driven strategies through simplified and efficient application and approval procedures, and through continued readiness support to developing country Parties, including the least developed countries and small island developing States, as appropriate;

TECHNOLOGY DEVELOPMENT AND TRANSFER

66. *Takes note of* the interim report of the Technology Executive Committee on guidance on enhanced implementation of the results of technology needs assessments as referred to in document FCCC/SB/2015/INF.3;

67. *Decides* to strengthen the Technology Mechanism and requests the Technology Executive Committee and the Climate Technology Centre and Network, in supporting the implementation of the Agreement, to undertake further work relating to, inter alia:

(a) Technology research, development and demonstration;

(b) The development and enhancement of endogenous capacities and technologies;

68. *Requests* the Subsidiary Body for Scientific and Technological Advice to initiate, at its forty-fourth session (May 2016), the elaboration of the technology framework established under Article 10, paragraph 4, of the Agreement and to report on its findings to the Conference of the Parties, with a view to the Conference of the Parties making a recommendation on the framework to the Conference of the Parties serving as the meeting of the Parties to the Paris Agreement for consideration and adoption at its first session, taking into consideration that the framework should facilitate, inter alia:

(a) The undertaking and updating of technology needs assessments, as well as the *enhanced* implementation of their results, particularly technology action plans and project ideas, through the preparation of bankable projects;

(b) The provision of enhanced financial and technical support for the implementation of the results of the technology needs assessments;

(c) The assessment of technologies that are ready for transfer;

(d) The enhancement of enabling environments for and the addressing of barriers to the development and transfer of socially and environmentally sound technologies;

69. *Decides* that the Technology Executive Committee and the Climate Technology Centre and Network shall report to the Conference of the Parties serving as the meeting of the Parties to the Paris Agreement, through the subsidiary bodies, on their activities to support the implementation of the Agreement;

70. *Also decides* to undertake a periodic assessment of the effectiveness of and the adequacy of the support provided to the Technology Mechanism in supporting the implementation of the Agreement on matters relating to technology development and transfer;

71. *Requests* the Subsidiary Body for Implementation to initiate, at its forty-fourth session , the elaboration of the scope of and modalities for the periodic assessment referred to in paragraph 70 above, taking into account the review of the Climate Technology Centre and Network as referred to in decision 2/CP.17, annex VII, paragraph 20 and the modalities for the global stocktake referred to in Article 14 of the Agreement, for consideration and adoption by the Conference of the Parties at its twenty-fifth session (November 2019);

CAPACITY-BUILDING

72. *Decides* to establish the Paris Committee on Capacity-building whose aim will be to address gaps and needs, both current and emerging, in implementing capacity-building in developing country Parties and further enhancing capacity-building efforts, including with regard to coherence and coordination in capacity-building activities under the Convention;

73. *Also decides* that the Paris Committee on Capacity-building will manage and oversee the work plan mentioned in paragraph 74 below;

74. *Further decides* to launch a work plan for the period 2016–2020 with the following activities:

(a) Assessing how to increase synergies through cooperation and avoid duplication among existing bodies established under the Convention that implement capacity-building activities, including through collaborating with institutions under and outside the Convention;

(b) Identifying capacity gaps and needs and recommending ways to address them;

(c) Promoting the development and dissemination of tools and methodologies for the implementation of capacity-building;

(d) Fostering global, regional, national and subnational cooperation;

(e) Identifying and collecting good practices, challenges, experiences, and lessons learned from work on capacity-building by bodies established under the Convention;

(f) Exploring how developing country Parties can take ownership of building and maintaining capacity over time and space;

(g) Identifying opportunities to strengthen capacity at the national, regional, and subnational level;

(h) Fostering dialogue, coordination, collaboration and coherence among relevant processes and initiatives under the Convention, including through exchanging information on capacity-building activities and strategies of bodies established under the Convention;

(i) Providing guidance to the secretariat on the maintenance and further development of the web-based capacity-building portal;

75. *Decides* that the Paris Committee on Capacity-building will annually focus on an area or theme related to enhanced technical exchange on capacity-building, with the purpose of maintaining up-to-date knowledge on the successes and challenges in building capacity effectively in a particular area;

76. *Requests* the Subsidiary Body for Implementation to organize annual in-session meetings of the Paris Committee on Capacity-building;

77. *Also requests* the Subsidiary Body for Implementation to develop the terms of reference for the Paris Committee on Capacity-building, in the context of the third comprehensive review of the implementation of the capacity-building framework, also taking into account paragraphs 75, 76, 77 and 78 above and paragraphs 82 and 83 below, with a view to recommending a draft decision on this matter for consideration and adoption by the Conference of the Parties at its twenty-second session;

78. *Invites* Parties to submit their views on the membership of the Paris Committee on Capacity-building by 9 March 2016;[2]

79. *Requests* the secretariat to compile the submissions referred to in paragraph 78 above into a miscellaneous document for consideration by the Subsidiary Body for Implementation at its forty-fourth session;

80. *Decides* that the inputs to the Paris Committee on Capacity-building will include, inter alia, submissions, the outcome of the third comprehensive review of the implementation of the capacity-building framework, the secretariat's annual synthesis report on the implementation of the framework for capacity-building in developing countries, the secretariat's compilation and synthesis report on capacity-building work of bodies established under the Convention and its Kyoto Protocol, and reports on the Durban Forum and the capacity-building portal;

81. *Requests* the Paris Committee on Capacity-building to prepare annual technical progress reports on its work, and to make these reports available at the sessions of the Subsidiary Body for Implementation coinciding with the sessions of the Conference of the Parties;

82. *Also requests* the Conference of the Parties at its twenty-fifth session (November 2019), to review the progress, need for extension, the effectiveness and enhancement of the Paris Committee on Capacity-building and to take any action it considers appropriate, with a view to making recommendations to the Conference of the Parties serving as the meeting of the Parties to the Paris Agreement at its first session on enhancing institutional arrangements for capacity-building consistent with Article 11, paragraph 5, of the Agreement;

83. *Calls upon* all Parties to ensure that education, training and public awareness, as reflected in Article 6 of the Convention and in Article 12 of the Agreement are adequately considered in their contribution to capacity-building;

84. *Invites* the Conference of the Parties serving as the meeting of the Parties to the Paris Agreement at its first session to explore ways of enhancing the implementation of

[2] Parties should submit their views via the submissions portal at <http://www.unfccc.int/5900>.

training, public awareness, public participation and public access to information so as to enhance actions under the Agreement;

TRANSPARENCY OF ACTION AND SUPPORT

85. *Decides* to establish a Capacity-building Initiative for Transparency in order to build institutional and technical capacity, both pre- and post-2020. This initiative will support developing country Parties, upon request, in meeting enhanced transparency requirements as defined in Article 13 of the Agreement in a timely manner;

86. *Also decides* that the Capacity-building Initiative for Transparency will aim:

(a) To strengthen national institutions for transparency-related activities in line with national priorities;

(b) To provide relevant tools, training and assistance for meeting the provisions stipulated in Article 13 of the Agreement;

(c) To assist in the improvement of transparency over time;

87. *Urges and requests* the Global Environment Facility to make arrangements to support the establishment and operation of the Capacity-building Initiative for Transparency as a priority reporting-related need, including through voluntary contributions to support developing countries in the sixth replenishment of the Global Environment Facility and future replenishment cycles, to complement existing support under the Global Environment Facility;

88. *Decides* to assess the implementation of the Capacity-building Initiative for Transparency in the context of the seventh review of the financial mechanism;

89. *Requests* that the Global Environment Facility, as an operating entity of the financial mechanism include in its annual report to the Conference of the Parties the progress of work in the design, development and implementation of the Capacity-building Initiative for Transparency referred to in paragraph 85 above starting in 2016;

90. *Decides* that, in accordance with Article 13, paragraph 2, of the Agreement, developing countries shall be provided flexibility in the implementation of the provisions of that Article, including in the scope, frequency and level of detail of reporting, and in the scope of review, and that the scope of review could provide for in-country reviews to be optional, while such flexibilities shall be reflected in the development of modalities, procedures and guidelines referred to in paragraph 92 below;

91. *Also decides* that all Parties, except for the least developed country Parties and small island developing States, shall submit the information referred to in Article 13, paragraphs 7, 8, 9 and 10, as appropriate, no less frequently than on a biennial basis, and that the least developed country Parties and small island developing States may submit this information at their discretion;

92. *Requests* the Ad Hoc Working Group on the Paris Agreement to develop recommendations for modalities, procedures and guidelines in accordance with Article 13, paragraph 13, of the Agreement, and to define the year of their first and subsequent review and update, as appropriate, at regular intervals, for consideration by the Conference of the Parties, at its twenty-fourth session, with a view to forwarding them to the Conference of the Parties serving as the meeting of the Parties to the Paris Agreement for adoption at its first session;

93. *Also requests* the Ad Hoc Working Group on the Paris Agreement in developing the recommendations for the modalities, procedures and guidelines referred to in paragraph 92 above to take into account, inter alia:

(a) The importance of facilitating improved reporting and transparency over time;

(b) The need to provide flexibility to those developing country Parties that need it in the light of their capacities;

(c) The need to promote transparency, accuracy, completeness, consistency, and comparability;

(d) The need to avoid duplication as well as undue burden on Parties and the secretariat;

(e) The need to ensure that Parties maintain at least the frequency and quality of reporting in accordance with their respective obligations under the Convention;

(f) The need to ensure that double counting is avoided;

(g) The need to ensure environmental integrity;

94. *Further requests* the Ad Hoc Working Group on the Paris Agreement, when developing the modalities, procedures and guidelines referred to in paragraph 92 above, to draw on the experiences from and take into account other on-going relevant processes under the Convention;

95. *Requests* the Ad Hoc Working Group on the Paris Agreement, when developing modalities, procedures and guidelines referred to in paragraph 92 above, to consider, inter alia:

(a) The types of flexibility available to those developing countries that need it on the basis of their capacities;

(b) The consistency between the methodology communicated in the nationally determined contribution and the methodology for reporting on progress made towards achieving individual Parties' respective nationally determined contribution;

(c) That Parties report information on adaptation action and planning including, if appropriate, their national adaptation plans, with a view to collectively exchanging information and sharing lessons learned;

(d) Support provided, enhancing delivery of support for both adaptation and mitigation through, inter alia, the common tabular formats for reporting support, and taking into account issues considered by the Subsidiary Body for Scientific and Technological Advice on methodologies for reporting on financial information, and enhancing the reporting by developing countries on support received, including the use, impact and estimated results thereof;

(e) Information in the biennial assessments and other reports of the Standing Committee on Finance and other relevant bodies under the Convention;

(f) Information on the social and economic impact of response measures;

96. *Also requests* the Ad Hoc Working Group on the Paris Agreement, when developing recommendations for modalities, procedures and guidelines referred to in paragraph 92 above, to enhance the transparency of support provided in accordance with Article 9 of the Agreement;

97. *Further requests* the Ad Hoc Working Group on the Paris Agreement to report on the progress of work on the modalities, procedures and guidelines referred to in paragraph

92 above to future sessions of the Conference of the Parties, and that this work be concluded no later than 2018;

98. *Decides* that the modalities, procedures and guidelines developed under paragraph 92 above, shall be applied upon the entry into force of the Paris Agreement;

99. *Also decides* that the modalities, procedures and guidelines of this transparency framework shall build upon and eventually supersede the measurement, reporting and verification system established by decision 1/CP.16, paragraphs 40 to 47 and 60 to 64, and decision 2/CP.17, paragraphs 12 to 62, immediately following the submission of the final biennial reports and biennial update reports;

GLOBAL STOCKTAKE

100. *Requests* the Ad Hoc Working Group on the Paris Agreement to identify the sources of input for the global stocktake referred to in Article 14 of the Agreement and to report to the Conference of the Parties, with a view to the Conference of the Parties making a recommendation to the Conference of the Parties serving as the meeting of the Parties to the Paris Agreement for consideration and adoption at its first session, including, but not limited to:

(a) Information on:

(i) The overall effect of the nationally determined contributions communicated by Parties;

(ii) The state of adaptation efforts, support, experiences and priorities from the communications referred to in Article 7, paragraphs 10 and 11, of the Agreement, and reports referred to in Article 13, paragraph 7, of the Agreement;

(iii) The mobilization and provision of support;

(b) The latest reports of the Intergovernmental Panel on Climate Change;

(c) Reports of the subsidiary bodies;

101. *Also requests* the Subsidiary Body for Scientific and Technological Advice to provide advice on how the assessments of the Intergovernmental Panel on Climate Change can inform the global stocktake of the implementation of the Agreement pursuant to its Article 14 of the Agreement and to report on this matter to the Ad Hoc Working Group on the Paris Agreement at its second session;

102. *Further requests* the Ad Hoc Working Group on the Paris Agreement to develop modalities for the global stocktake referred to in Article 14 of the Agreement and to report to the Conference of the Parties, with a view to making a recommendation to the Conference of the Parties serving as the meeting of the Parties to the Paris Agreement for consideration and adoption at its first session;

FACILITATING IMPLEMENTATION AND COMPLIANCE

103. *Decides* that the committee referred to in Article 15, paragraph 2, of the Agreement shall consist of 12 members with recognized competence in relevant scientific, technical, socio-economic or legal fields, to be elected by the Conference of the Parties serving as the meeting of the Parties to the Paris Agreement on the basis of equitable geographical representation, with two members each from the five regional groups of the United Nations and one member each from the small island developing States and the least developed countries, while taking into account the goal of gender balance;

104. *Requests* the Ad Hoc Working Group on the Paris Agreement to develop the modalities and procedures for the effective operation of the committee referred to in Article 15, paragraph 2, of the Agreement, with a view to the Ad Hoc Working Group on the Paris

Agreement completing its work on such modalities and procedures for consideration and adoption by the Conference of the Parties serving as the meeting of the Parties to the Paris Agreement at its first session;

FINAL CLAUSES

105. *Also requests* the secretariat, solely for the purposes of Article 21 of the Agreement, to make available on its website on the date of adoption of the Agreement as well as in the report of the Conference of the Parties at its twenty-first session, information on the most up-to-date total and per cent of greenhouse gas emissions communicated by Parties to the Convention in their national communications, greenhouse gas inventory reports, biennial reports or biennial update reports;

IV. ENHANCED ACTION PRIOR TO 2020

106. *Resolves* to ensure the highest possible mitigation efforts in the pre-2020 period, including by:

(a) Urging all Parties to the Kyoto Protocol that have not already done so to ratify and implement the Doha Amendment to the Kyoto Protocol;

(b) Urging all Parties that have not already done so to make and implement a mitigation pledge under the Cancun Agreements;

(c) Reiterating its resolve, as set out in decision 1/CP.19, paragraphs 3 and 4, to accelerate the full implementation of the decisions constituting the agreed outcome pursuant to decision 1/CP.13 and enhance ambition in the pre-2020 period in order to ensure the highest possible mitigation efforts under the Convention by all Parties;

(d) Inviting developing country Parties that have not submitted their first biennial update reports to do so as soon as possible;

(e) Urging all Parties to participate in the existing measurement, reporting and verification processes under the Cancun Agreements, in a timely manner, with a view to demonstrating progress made in the implementation of their mitigation pledges;

107. *Encourages* Parties to promote the voluntary cancellation by Party and non-Party stakeholders, without double counting of units issued under the Kyoto Protocol, including certified emission reductions that are valid for the second commitment period;

108. *Urges* host and purchasing Parties to report transparently on internationally transferred mitigation outcomes, including outcomes used to meet international pledges, and emission units issued under the Kyoto Protocol with a view to promoting environmental integrity and avoiding double counting;

109. *Recognizes* the social, economic and environmental value of voluntary mitigation actions and their co-benefits for adaptation, health and sustainable development;

110. *Resolves* to strengthen, in the period 2016–2020, the existing technical examination process on mitigation as defined in decision 1/CP.19, paragraph 5(a), and decision 1/CP.20, paragraph 19, taking into account the latest scientific knowledge, including by:

(a) Encouraging Parties, Convention bodies and international organizations to engage in this process, including, as appropriate, in cooperation with relevant non-Party stakeholders, to share their experiences and suggestions, including from regional events, and to cooperate in facilitating the implementation of policies, practices and actions identified during this process in accordance with national sustainable development priorities;

(b) Striving to improve, in consultation with Parties, access to and participation in this process by developing country Party and non-Party experts;

(c) Requesting the Technology Executive Committee and the Climate Technology Centre and Network in accordance with their respective mandates:

(i) To engage in the technical expert meetings and enhance their efforts to facilitate and support Parties in scaling up the implementation of policies, practices and actions identified during this process;

(ii) To provide regular updates during the technical expert meetings on the progress made in facilitating the implementation of policies, practices and actions previously identified during this process;

(iii) To include information on their activities under this process in their joint annual report to the Conference of the Parties;

(d) Encouraging Parties to make effective use of the Climate Technology Centre and Network to obtain assistance to develop economically, environmentally and socially viable project proposals in the high mitigation potential areas identified in this process;

111. *Encourages* the operating entities of the Financial Mechanism of the Convention to engage in the technical expert meetings and to inform participants of their contribution to facilitating progress in the implementation of policies, practices and actions identified during the technical examination process;

112. *Requests* the secretariat to organize the process referred to in paragraph 110 above and disseminate its results, including by:

(a) Organizing, in consultation with the Technology Executive Committee and relevant expert organizations, regular technical expert meetings focusing on specific policies, practices and actions representing best practices and with the potential to be scalable and replicable;

(b) Updating, on an annual basis, following the meetings referred to in paragraph 112(a) above and in time to serve as input to the summary for policymakers referred to in paragraph 112(c) below, a technical paper on the mitigation benefits and co-benefits of policies, practices and actions for enhancing mitigation ambition, as well as on options for supporting their implementation, information on which should be made available in a user-friendly online format;

(c) Preparing, in consultation with the champions referred to in paragraph 122 below, a summary for policymakers, with information on specific policies, practices and actions representing best practices and with the potential to be scalable and replicable, and on options to support their implementation, as well as on relevant collaborative initiatives, and publishing the summary at least two months in advance of each session of the Conference of the Parties as input for the high-level event referred to in paragraph 121 below;

113. *Decides* that the process referred to in paragraph 110 above should be organized jointly by the Subsidiary Body for Implementation and the Subsidiary Body for Scientific and Technological Advice and should take place on an ongoing basis until 2020;

114. *Also decides* to conduct in 2017 an assessment of the process referred to in paragraph 110 above so as to improve its effectiveness;

115. *Resolves* to enhance the provision of urgent and adequate finance, technology and capacity-building support by developed country Parties in order to enhance the level of ambition of pre-2020 action by Parties, and in this regard *strongly urges* developed country Parties to scale up their level of financial support, with a concrete roadmap to achieve the

goal of jointly providing USD 100 billion annually by 2020 for mitigation and adaptation while significantly increasing adaptation finance from current levels and to further provide appropriate technology and capacity-building support;

116. *Decides* to conduct a facilitative dialogue in conjunction with the twenty-second session of the Conference of the Parties to assess the progress in implementing decision 1/CP.19, paragraphs 3 and 4, and identify relevant opportunities to enhance the provision of financial resources, including for technology development and transfer and capacity-building support, with a view to identifying ways to enhance the ambition of mitigation efforts by all Parties, including identifying relevant opportunities to enhance the provision and mobilization of support and enabling environments;

117. *Acknowledges* with appreciation the results of the Lima-Paris Action Agenda, which build on the climate summit convened on 23 September 2014 by the Secretary-General of the United Nations;

118. *Welcomes* the efforts of non-Party stakeholders to scale up their climate actions, and *encourages* the registration of those actions in the Non-State Actor Zone for Climate Action platform;[3]

119. *Encourages* Parties to work closely with non-Party stakeholders to catalyse efforts to strengthen mitigation and adaptation action;

120. *Also encourages* non-Party stakeholders to increase their engagement in the processes referred to in paragraph 110 above and paragraph 125 below;

121. *Agrees* to convene, pursuant to decision 1/CP.20, paragraph 21, building on the Lima-Paris Action Agenda and in conjunction with each session of the Conference of the Parties during the period 2016–2020, a high-level event that:

(a) Further strengthens high-level engagement on the implementation of policy options and actions arising from the processes referred to in paragraph 110 above and paragraph 125 below, drawing on the summary for policymakers referred to in paragraph 112(c) above;

(b) Provides an opportunity for announcing new or strengthened voluntary efforts, initiatives and coalitions, including the implementation of policies, practices and actions arising from the processes referred to in paragraph 110 above and paragraph 125 below and presented in the summary for policymakers referred to in paragraph 112(c) above;

(c) Takes stock of related progress and recognizes new or strengthened voluntary efforts, initiatives and coalitions;

(d) Provides meaningful and regular opportunities for the effective high-level engagement of dignitaries of Parties, international organizations, international cooperative initiatives and non-Party stakeholders;

122. *Decides* that two high-level champions shall be appointed to act on behalf of the President of the Conference of the Parties to facilitate through strengthened high-level engagement in the period 2016–2020 the successful execution of existing efforts and the scaling-up and introduction of new or strengthened voluntary efforts, initiatives and coalitions, including by:

3 <http://climateaction.unfccc.int/>.

(a) Working with the Executive Secretary and the current and incoming Presidents of the Conference of the Parties to coordinate the annual high-level event referred to in paragraph 121 above;

(b) Engaging with interested Parties and non-Party stakeholders, including to further the voluntary initiatives of the Lima-Paris Action Agenda;

(c) Providing guidance to the secretariat on the organization of technical expert meetings referred to in paragraph 112(a) above and paragraph 130(a) below;

123. *Also decides* that the high-level champions referred to in paragraph 122 above should normally serve for a term of two years, with their terms overlapping for a full year to ensure continuity, such that:

(a) The President of the Conference of the Parties of the twenty-first session should appoint one champion, who should serve for one year from the date of the appointment until the last day of the Conference of the Parties at its twenty-second session;

(b) The President of the Conference of the Parties of the twenty-second session should appoint one champion who should serve for two years from the date of the appointment until the last day of the Conference of the Parties at its twenty-third session (November 2017);

(c) Thereafter, each subsequent President of the Conference of the Parties should appoint one champion who should serve for two years and succeed the previously appointed champion whose term has ended;

124. *Invites* all interested Parties and relevant organizations to provide support for the work of the champions referred to in paragraph 122 above;

125. *Decides* to launch, in the period 2016–2020, a technical examination process on adaptation;

126. *Also decides* that the technical examination process on adaptation referred to in paragraph 125 above will endeavour to identify concrete opportunities for strengthening resilience, reducing vulnerabilities and increasing the understanding and implementation of adaptation actions;

127. *Further decides* that the technical examination process referred to in paragraph 125 above should be organized jointly by the Subsidiary Body for Implementation and the Subsidiary Body for Scientific and Technological Advice, and conducted by the Adaptation Committee;

128. *Decides* that the process referred to in paragraph 125 above will be pursued by:

(a) Facilitating the sharing of good practices, experiences and lessons learned;

(b) Identifying actions that could significantly enhance the implementation of adaptation actions, including actions that could enhance economic diversification and have mitigation co-benefits;

(c) Promoting cooperative action on adaptation;

(d) Identifying opportunities to strengthen enabling environments and enhance the provision of support for adaptation in the context of specific policies, practices and actions;

129. *Also decides* that the technical examination process on adaptation referred to in paragraph 125 above will take into account the process, modalities, outputs, outcomes and lessons learned from the technical examination process on mitigation referred to in paragraph 110 above;

130. *Requests* the secretariat to support the technical examination process referred to in paragraph 125 above by:

(a) Organizing regular technical expert meetings focusing on specific policies, strategies and actions;

(b) Preparing annually, on the basis of the meetings referred to in paragraph 130(a) above and in time to serve as an input to the summary for policymakers referred to in paragraph 112(c) above, a technical paper on opportunities to enhance adaptation action, as well as options to support their implementation, information on which should be made available in a user-friendly online format;

131. *Decides* that in conducting the process referred to in paragraph 125 above, the Adaptation Committee will engage with and explore ways to take into account, synergize with and build on the existing arrangements for adaptation-related work programmes, bodies and institutions under the Convention so as to ensure coherence and maximum value;

132. *Also decides* to conduct, in conjunction with the assessment referred to in paragraph 120 above, an assessment of the process referred to in paragraph 125 above, so as to improve its effectiveness;

133. *Invites* Parties and observer organizations to submit information on the opportunities referred to in paragraph 126 above by 3 February 2016;

V. NON-PARTY STAKEHOLDERS

134. *Welcomes* the efforts of all non-Party stakeholders to address and respond to climate change, including those of civil society, the private sector, financial institutions, cities and other subnational authorities;

135. *Invites* the non-Party stakeholders referred to in paragraph 134 above to scale up their efforts and support actions to reduce emissions and/or to build resilience and decrease vulnerability to the adverse effects of climate change and demonstrate these efforts via the Non-State Actor Zone for Climate Action platform[4] referred to in paragraph 118 above;

136. *Recognizes* the need to strengthen knowledge, technologies, practices and efforts of local communities and indigenous peoples related to addressing and responding to climate change, and *establishes* a platform for the exchange of experiences and sharing of best practices on mitigation and adaptation in a holistic and integrated manner;

137. *Also recognizes* the important role of providing incentives for emission reduction activities, including tools such as domestic policies and carbon pricing;

VI. ADMINISTRATIVE AND BUDGETARY MATTERS

138. *Takes note* of the estimated budgetary implications of the activities to be undertaken by the secretariat referred to in this decision and requests that the actions of the secretariat called for in this decision be undertaken subject to the availability of financial resources;

139. *Emphasizes* the urgency of making additional resources available for the implementation of the relevant actions, including actions referred to in this decision, and the implementation of the work programme referred to in paragraph 9 above;

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[4] <http://climateaction.unfccc.int/>.

140. *Urges* Parties to make voluntary contributions for the timely implementation of this decision.

Annex

PARIS AGREEMENT

The Parties to this Agreement,

Being Parties to the United Nations Framework Convention on Climate Change, hereinafter referred to as "the Convention",

Pursuant to the Durban Platform for Enhanced Action established by decision 1/CP.17 of the Conference of the Parties to the Convention at its seventeenth session,

In pursuit of the objective of the Convention, and being guided by its principles, including the principle of equity and common but differentiated responsibilities and respective capabilities, in the light of different national circumstances,

Recognizing the need for an effective and progressive response to the urgent threat of climate change on the basis of the best available scientific knowledge,

Also recognizing the specific needs and special circumstances of developing country Parties, especially those that are particularly vulnerable to the adverse effects of climate change, as provided for in the Convention,

Taking full account of the specific needs and special situations of the least developed countries with regard to funding and transfer of technology,

Recognizing that Parties may be affected not only by climate change, but also by the impacts of the measures taken in response to it,

Emphasizing the intrinsic relationship that climate change actions, responses and impacts have with equitable access to sustainable development and eradication of poverty,

Recognizing the fundamental priority of safeguarding food security and ending hunger, and the particular vulnerabilities of food production systems to the adverse impacts of climate change,

Taking into account the imperatives of a just transition of the workforce and the creation of decent work and quality jobs in accordance with nationally defined development priorities,

Acknowledging that climate change is a common concern of humankind, Parties should, when taking action to address climate change, respect, promote and consider their respective obligations on human rights, the right to health, the rights of indigenous peoples, local communities, migrants, children, persons with disabilities and people in vulnerable situations and the right to development, as well as gender equality, empowerment of women and intergenerational equity,

Recognizing the importance of the conservation and enhancement, as appropriate, of sinks and reservoirs of the greenhouse gases referred to in the Convention,

Noting the importance of ensuring the integrity of all ecosystems, including oceans, and the protection of biodiversity, recognized by some cultures as Mother Earth, and noting the importance for some of the concept of "climate justice", when taking action to address climate change,

Affirming the importance of education, training, public awareness, public participation, public access to information and cooperation at all levels on the matters addressed in this Agreement,

Recognizing the importance of the engagements of all levels of government and various actors, in accordance with respective national legislations of Parties, in addressing climate change,

Also recognizing that sustainable lifestyles and sustainable patterns of consumption and production, with developed country Parties taking the lead, play an important role in addressing climate change,

Have agreed as follows:

Article 1

For the purpose of this Agreement, the definitions contained in Article 1 of the Convention shall apply. In addition:

1. "Convention" means the United Nations Framework Convention on Climate Change, adopted in New York on 9 May 1992.
2. "Conference of the Parties" means the Conference of the Parties to the Convention.
3. "Party" means a Party to this Agreement.

Article 2

1. This Agreement, in enhancing the implementation of the Convention, including its objective, aims to strengthen the global response to the threat of climate change, in the context of sustainable development and efforts to eradicate poverty, including by:
   (a) Holding the increase in the global average temperature to well below 2 °C above pre-industrial levels and to pursue efforts to limit the temperature increase to 1.5 °C above pre-industrial levels, recognizing that this would significantly reduce the risks and impacts of climate change;
   (b) Increasing the ability to adapt to the adverse impacts of climate change and foster climate resilience and low greenhouse gas emissions development, in a manner that does not threaten food production;
   (c) Making finance flows consistent with a pathway towards low greenhouse gas emissions and climate-resilient development.
2. This Agreement will be implemented to reflect equity and the principle of common but differentiated responsibilities and respective capabilities, in the light of different national circumstances.

Article 3

As nationally determined contributions to the global response to climate change, all Parties are to undertake and communicate ambitious efforts as defined in Articles 4, 7, 9, 10, 11 and 13 with the view to achieving the purpose of this Agreement as set out in Article 2. The efforts of all Parties will represent a progression over time, while recognizing the need to support developing country Parties for the effective implementation of this Agreement.

Article 4

1. In order to achieve the long-term temperature goal set out in Article 2, Parties aim to reach global peaking of greenhouse gas emissions as soon as possible, recognizing that peaking will take longer for developing country Parties, and to undertake rapid reductions thereafter in accordance with best available science, so as to achieve a balance between anthropogenic emissions by sources and removals by sinks of greenhouse gases in the second half of this century, on the basis of equity, and in the context of sustainable development and efforts to eradicate poverty.
2. Each Party shall prepare, communicate and maintain successive nationally determined contributions that it intends to achieve. Parties shall pursue domestic mitigation measures, with the aim of achieving the objectives of such contributions.
3. Each Party's successive nationally determined contribution will represent a progression beyond the Party's then current nationally determined contribution and reflect its highest possible ambition, reflecting its common but differentiated responsibilities and respective capabilities, in the light of different national circumstances.
4. Developed country Parties should continue taking the lead by undertaking economy-wide absolute emission reduction targets. Developing country Parties should continue enhancing their mitigation efforts, and are encouraged to move over time towards economy-wide emission reduction or limitation targets in the light of different national circumstances.
5. Support shall be provided to developing country Parties for the implementation of this Article, in accordance with Articles 9, 10 and 11, recognizing that enhanced support for developing country Parties will allow for higher ambition in their actions.

6. The least developed countries and small island developing States may prepare and communicate strategies, plans and actions for low greenhouse gas emissions development reflecting their special circumstances.

7. Mitigation co-benefits resulting from Parties' adaptation actions and/or economic diversification plans can contribute to mitigation outcomes under this Article.

8. In communicating their nationally determined contributions, all Parties shall provide the information necessary for clarity, transparency and understanding in accordance with decision 1/CP.21 and any relevant decisions of the Conference of the Parties serving as the meeting of the Parties to the Paris Agreement.

9. Each Party shall communicate a nationally determined contribution every five years in accordance with decision 1/CP.21 and any relevant decisions of the Conference of the Parties serving as the meeting of the Parties to the Paris Agreement and be informed by the outcomes of the global stocktake referred to in Article 14.

10. The Conference of the Parties serving as the meeting of the Parties to the Paris Agreement shall consider common time frames for nationally determined contributions at its first session.

11. A Party may at any time adjust its existing nationally determined contribution with a view to enhancing its level of ambition, in accordance with guidance adopted by the Conference of the Parties serving as the meeting of the Parties to the Paris Agreement.

12. Nationally determined contributions communicated by Parties shall be recorded in a public registry maintained by the secretariat.

13. Parties shall account for their nationally determined contributions. In accounting for anthropogenic emissions and removals corresponding to their nationally determined contributions, Parties shall promote environmental integrity, transparency, accuracy, completeness, comparability and consistency, and ensure the avoidance of double counting, in accordance with guidance adopted by the Conference of the Parties serving as the meeting of the Parties to the Paris Agreement.

14. In the context of their nationally determined contributions, when recognizing and implementing mitigation actions with respect to anthropogenic emissions and removals, Parties should take into account, as appropriate, existing methods and guidance under the Convention, in the light of the provisions of paragraph 13 of this Article.

15. Parties shall take into consideration in the implementation of this Agreement the concerns of Parties with economies most affected by the impacts of response measures, particularly developing country Parties.

16. Parties, including regional economic integration organizations and their member States, that have reached an agreement to act jointly under paragraph 2 of this Article shall notify the secretariat of the terms of that agreement, including the emission level allocated to each Party within the relevant time period, when they communicate their nationally determined contributions. The secretariat shall in turn inform the Parties and signatories to the Convention of the terms of that agreement.

17. Each party to such an agreement shall be responsible for its emission level as set out in the agreement referred to in paragraph 16 above in accordance with paragraphs 13 and 14 of this Article and Articles 13 and 15.

18. If Parties acting jointly do so in the framework of, and together with, a regional economic integration organization which is itself a Party to this Agreement, each member State of that regional economic integration organization individually, and together with the regional economic integration organization, shall be responsible for its emission level as set out in the agreement communicated under paragraph 16 of this Article in accordance with paragraphs 13 and 14 of this Article and Articles 13 and 15.

19. All Parties should strive to formulate and communicate long-term low greenhouse gas emission development strategies, mindful of Article 2 taking into account their common but differentiated responsibilities and respective capabilities, in the light of different national circumstances.

Article 5

1. Parties should take action to conserve and enhance, as appropriate, sinks and reservoirs of greenhouse gases as referred to in Article 4, paragraph 1(d), of the Convention, including forests.

2. Parties are encouraged to take action to implement and support, including through results-based payments, the existing framework as set out in related guidance and decisions already agreed under the Convention for: policy approaches and positive incentives for activities relating to reducing emissions from deforestation and forest degradation, and the role of conservation, sustainable management of forests and enhancement of forest carbon

stocks in developing countries; and alternative policy approaches, such as joint mitigation and adaptation approaches for the integral and sustainable management of forests, while reaffirming the importance of incentivizing, as appropriate, non-carbon benefits associated with such approaches.

Article 6

1. Parties recognize that some Parties choose to pursue voluntary cooperation in the implementation of their nationally determined contributions to allow for higher ambition in their mitigation and adaptation actions and to promote sustainable development and environmental integrity.

2. Parties shall, where engaging on a voluntary basis in cooperative approaches that involve the use of internationally transferred mitigation outcomes towards nationally determined contributions, promote sustainable development and ensure environmental integrity and transparency, including in governance, and shall apply robust accounting to ensure, inter alia, the avoidance of double counting, consistent with guidance adopted by the Conference of the Parties serving as the meeting of the Parties to the Paris Agreement.

3. The use of internationally transferred mitigation outcomes to achieve nationally determined contributions under this Agreement shall be voluntary and authorized by participating Parties.

4. A mechanism to contribute to the mitigation of greenhouse gas emissions and support sustainable development is hereby established under the authority and guidance of the Conference of the Parties serving as the meeting of the Parties to the Paris Agreement for use by Parties on a voluntary basis. It shall be supervised by a body designated by the Conference of the Parties serving as the meeting of the Parties to the Paris Agreement, and shall aim:

   (a) To promote the mitigation of greenhouse gas emissions while fostering sustainable development;

   (b) To incentivize and facilitate participation in the mitigation of greenhouse gas emissions by public and private entities authorized by a Party;

   (c) To contribute to the reduction of emission levels in the host Party, which will benefit from mitigation activities resulting in emission reductions that can also be used by another Party to fulfil its nationally determined contribution; and

   (d) To deliver an overall mitigation in global emissions.

5. Emission reductions resulting from the mechanism referred to in paragraph 4 of this Article shall not be used to demonstrate achievement of the host Party's nationally determined contribution if used by another Party to demonstrate achievement of its nationally determined contribution.

6. The Conference of the Parties serving as the meeting of the Parties to the Paris Agreement shall ensure that a share of the proceeds from activities under the mechanism referred to in paragraph 4 of this Article is used to cover administrative expenses as well as to assist developing country Parties that are particularly vulnerable to the adverse effects of climate change to meet the costs of adaptation.

7. The Conference of the Parties serving as the meeting of the Parties to the Paris Agreement shall adopt rules, modalities and procedures for the mechanism referred to in paragraph 4 of this Article at its first session.

8. Parties recognize the importance of integrated, holistic and balanced non-market approaches being available to Parties to assist in the implementation of their nationally determined contributions, in the context of sustainable development and poverty eradication, in a coordinated and effective manner, including through, inter alia, mitigation, adaptation, finance, technology transfer and capacity-building, as appropriate. These approaches shall aim to:

   (a) Promote mitigation and adaptation ambition;

   (b) Enhance public and private sector participation in the implementation of nationally determined contributions; and

   (c) Enable opportunities for coordination across instruments and relevant institutional arrangements.

9. A framework for non-market approaches to sustainable development is hereby defined to promote the non-market approaches referred to in paragraph 8 of this Article.

Article 7

1. Parties hereby establish the global goal on adaptation of enhancing adaptive capacity, strengthening resilience and reducing vulnerability to climate change, with a view to contributing to sustainable development and ensuring an adequate adaptation response in the context of the temperature goal referred to in Article 2.

2. Parties recognize that adaptation is a global challenge faced by all with local, subnational, national, regional and international dimensions, and that it is a key component of and makes a contribution to the long-term global response to climate change to protect people, livelihoods and ecosystems, taking into account the urgent and immediate needs of those developing country Parties that are particularly vulnerable to the adverse effects of climate change.

3. The adaptation efforts of developing country Parties shall be recognized, in accordance with the modalities to be adopted by the Conference of the Parties serving as the meeting of the Parties to the Paris Agreement at its first session.

4. Parties recognize that the current need for adaptation is significant and that greater levels of mitigation can reduce the need for additional adaptation efforts, and that greater adaptation needs can involve greater adaptation costs.

5. Parties acknowledge that adaptation action should follow a country-driven, gender-responsive, participatory and fully transparent approach, taking into consideration vulnerable groups, communities and ecosystems, and should be based on and guided by the best available science and, as appropriate, traditional knowledge, knowledge of indigenous peoples and local knowledge systems, with a view to integrating adaptation into relevant socioeconomic and environmental policies and actions, where appropriate.

6. Parties recognize the importance of support for and international cooperation on adaptation efforts and the importance of taking into account the needs of developing country Parties, especially those that are particularly vulnerable to the adverse effects of climate change.

7. Parties should strengthen their cooperation on enhancing action on adaptation, taking into account the Cancun Adaptation Framework, including with regard to:

   (a) Sharing information, good practices, experiences and lessons learned, including, as appropriate, as these relate to science, planning, policies and implementation in relation to adaptation actions;

   (b) Strengthening institutional arrangements, including those under the Convention that serve this Agreement, to support the synthesis of relevant information and knowledge, and the provision of technical support and guidance to Parties;

   (c) Strengthening scientific knowledge on climate, including research, systematic observation of the climate system and early warning systems, in a manner that informs climate services and supports decision-making;

   (d) Assisting developing country Parties in identifying effective adaptation practices, adaptation needs, priorities, support provided and received for adaptation actions and efforts, and challenges and gaps, in a manner consistent with encouraging good practices;

   (e) Improving the effectiveness and durability of adaptation actions.

8. United Nations specialized organizations and agencies are encouraged to support the efforts of Parties to implement the actions referred to in paragraph 7 of this Article, taking into account the provisions of paragraph 5 of this Article.

9. Each Party shall, as appropriate, engage in adaptation planning processes and the implementation of actions, including the development or enhancement of relevant plans, policies and/or contributions, which may include:

   (a) The implementation of adaptation actions, undertakings and/or efforts;

   (b) The process to formulate and implement national adaptation plans;

   (c) The assessment of climate change impacts and vulnerability, with a view to formulating nationally determined prioritized actions, taking into account vulnerable people, places and ecosystems;

   (d) Monitoring and evaluating and learning from adaptation plans, policies, programmes and actions; and

   (e) Building the resilience of socioeconomic and ecological systems, including through economic diversification and sustainable management of natural resources.

10. Each Party should, as appropriate, submit and update periodically an adaptation communication, which may include its priorities, implementation and support needs, plans and actions, without creating any additional burden for developing country Parties.

11. The adaptation communication referred to in paragraph 10 of this Article shall be, as appropriate, submitted and updated periodically, as a component of or in conjunction with other communications or documents, including a national adaptation plan, a nationally determined contribution as referred to in Article 4, paragraph 2, and/or a national communication.

12. The adaptation communications referred to in paragraph 10 of this Article shall be recorded in a public registry maintained by the secretariat.

13. Continuous and enhanced international support shall be provided to developing country Parties for the implementation of paragraphs 7, 9, 10 and 11 of this Article, in accordance with the provisions of Articles 9, 10 and 11.

14. The global stocktake referred to in Article 14 shall, inter alia:

(a) Recognize adaptation efforts of developing country Parties;

(b) Enhance the implementation of adaptation action taking into account the adaptation communication referred to in paragraph 10 of this Article;

(c) Review the adequacy and effectiveness of adaptation and support provided for adaptation; and

(d) Review the overall progress made in achieving the global goal on adaptation referred to in paragraph 1 of this Article.

Article 8

1. Parties recognize the importance of averting, minimizing and addressing loss and damage associated with the adverse effects of climate change, including extreme weather events and slow onset events, and the role of sustainable development in reducing the risk of loss and damage.

2. The Warsaw International Mechanism for Loss and Damage associated with Climate Change Impacts shall be subject to the authority and guidance of the Conference of the Parties serving as the meeting of the Parties to the Paris Agreement and may be enhanced and strengthened, as determined by the Conference of the Parties serving as the meeting of the Parties to the Paris Agreement.

3. Parties should enhance understanding, action and support, including through the Warsaw International Mechanism, as appropriate, on a cooperative and facilitative basis with respect to loss and damage associated with the adverse effects of climate change.

4. Accordingly, areas of cooperation and facilitation to enhance understanding, action and support may include:

(a) Early warning systems;

(b) Emergency preparedness;

(c) Slow onset events;

(d) Events that may involve irreversible and permanent loss and damage;

(e) Comprehensive risk assessment and management;

(f) Risk insurance facilities, climate risk pooling and other insurance solutions;

(g) Non-economic losses;

(h) Resilience of communities, livelihoods and ecosystems.

5. The Warsaw International Mechanism shall collaborate with existing bodies and expert groups under the Agreement, as well as relevant organizations and expert bodies outside the Agreement.

Article 9

1. Developed country Parties shall provide financial resources to assist developing country Parties with respect to both mitigation and adaptation in continuation of their existing obligations under the Convention.

2. Other Parties are encouraged to provide or continue to provide such support voluntarily.

3. As part of a global effort, developed country Parties should continue to take the lead in mobilizing climate finance from a wide variety of sources, instruments and channels, noting the significant role of public funds,

through a variety of actions, including supporting country-driven strategies, and taking into account the needs and priorities of developing country Parties. Such mobilization of climate finance should represent a progression beyond previous efforts.

4. The provision of scaled-up financial resources should aim to achieve a balance between adaptation and mitigation, taking into account country-driven strategies, and the priorities and needs of developing country Parties, especially those that are particularly vulnerable to the adverse effects of climate change and have significant capacity constraints, such as the least developed countries and small island developing States, considering the need for public and grant-based resources for adaptation.

5. Developed country Parties shall biennially communicate indicative quantitative and qualitative information related to paragraphs 1 and 3 of this Article, as applicable, including, as available, projected levels of public financial resources to be provided to developing country Parties. Other Parties providing resources are encouraged to communicate biennially such information on a voluntary basis.

6. The global stocktake referred to in Article 14 shall take into account the relevant information provided by developed country Parties and/or Agreement bodies on efforts related to climate finance.

7. Developed country Parties shall provide transparent and consistent information on support for developing country Parties provided and mobilized through public interventions biennially in accordance with the modalities, procedures and guidelines to be adopted by the Conference of the Parties serving as the meeting of the Parties to the Paris Agreement, at its first session, as stipulated in Article 13, paragraph 13. Other Parties are encouraged to do so.

8. The Financial Mechanism of the Convention, including its operating entities, shall serve as the financial mechanism of this Agreement.

9. The institutions serving this Agreement, including the operating entities of the Financial Mechanism of the Convention, shall aim to ensure efficient access to financial resources through simplified approval procedures and enhanced readiness support for developing country Parties, in particular for the least developed countries and small island developing States, in the context of their national climate strategies and plans.

Article 10

1. Parties share a long-term vision on the importance of fully realizing technology development and transfer in order to improve resilience to climate change and to reduce greenhouse gas emissions.

2. Parties, noting the importance of technology for the implementation of mitigation and adaptation actions under this Agreement and recognizing existing technology deployment and dissemination efforts, shall strengthen cooperative action on technology development and transfer.

3. The Technology Mechanism established under the Convention shall serve this Agreement.

4. A technology framework is hereby established to provide overarching guidance to the work of the Technology Mechanism in promoting and facilitating enhanced action on technology development and transfer in order to support the implementation of this Agreement, in pursuit of the long-term vision referred to in paragraph 1 of this Article.

5. Accelerating, encouraging and enabling innovation is critical for an effective, long-term global response to climate change and promoting economic growth and sustainable development. Such effort shall be, as appropriate, supported, including by the Technology Mechanism and, through financial means, by the Financial Mechanism of the Convention, for collaborative approaches to research and development, and facilitating access to technology, in particular for early stages of the technology cycle, to developing country Parties.

6. Support, including financial support, shall be provided to developing country Parties for the implementation of this Article, including for strengthening cooperative action on technology development and transfer at different stages of the technology cycle, with a view to achieving a balance between support for mitigation and adaptation. The global stocktake referred to in Article 14 shall take into account available information on efforts related to support on technology development and transfer for developing country Parties.

Article 11

1. Capacity-building under this Agreement should enhance the capacity and ability of developing country Parties, in particular countries with the least capacity, such as the least developed countries, and those that are particularly vulnerable to the adverse effects of climate change, such as small island developing States, to take

effective climate change action, including, inter alia, to implement adaptation and mitigation actions, and should facilitate technology development, dissemination and deployment, access to climate finance, relevant aspects of education, training and public awareness, and the transparent, timely and accurate communication of information.

2. Capacity-building should be country-driven, based on and responsive to national needs, and foster country ownership of Parties, in particular, for developing country Parties, including at the national, subnational and local levels. Capacity-building should be guided by lessons learned, including those from capacity-building activities under the Convention, and should be an effective, iterative process that is participatory, cross-cutting and gender-responsive.

3. All Parties should cooperate to enhance the capacity of developing country Parties to implement this Agreement. Developed country Parties should enhance support for capacity-building actions in developing country Parties.

4. All Parties enhancing the capacity of developing country Parties to implement this Agreement, including through regional, bilateral and multilateral approaches, shall regularly communicate on these actions or measures on capacity-building. Developing country Parties should regularly communicate progress made on implementing capacity-building plans, policies, actions or measures to implement this Agreement.

5. Capacity-building activities shall be enhanced through appropriate institutional arrangements to support the implementation of this Agreement, including the appropriate institutional arrangements established under the Convention that serve this Agreement. The Conference of the Parties serving as the meeting of the Parties to the Paris Agreement shall, at its first session, consider and adopt a decision on the initial institutional arrangements for capacity-building.

Article 12

Parties shall cooperate in taking measures, as appropriate, to enhance climate change education, training, public awareness, public participation and public access to information, recognizing the importance of these steps with respect to enhancing actions under this Agreement.

Article 13

1. In order to build mutual trust and confidence and to promote effective implementation, an enhanced transparency framework for action and support, with built-in flexibility which takes into account Parties' different capacities and builds upon collective experience is hereby established.

2. The transparency framework shall provide flexibility in the implementation of the provisions of this Article to those developing country Parties that need it in the light of their capacities. The modalities, procedures and guidelines referred to in paragraph 13 of this Article shall reflect such flexibility.

3. The transparency framework shall build on and enhance the transparency arrangements under the Convention, recognizing the special circumstances of the least developed countries and small island developing States, and be implemented in a facilitative, non-intrusive, non-punitive manner, respectful of national sovereignty, and avoid placing undue burden on Parties.

4. The transparency arrangements under the Convention, including national communications, biennial reports and biennial update reports, international assessment and review and international consultation and analysis, shall form part of the experience drawn upon for the development of the modalities, procedures and guidelines under paragraph 13 of this Article.

5. The purpose of the framework for transparency of action is to provide a clear understanding of climate change action in the light of the objective of the Convention as set out in its Article 2, including clarity and tracking of progress towards achieving Parties' individual nationally determined contributions under Article 4, and Parties' adaptation actions under Article 7, including good practices, priorities, needs and gaps, to inform the global stocktake under Article 14.

6. The purpose of the framework for transparency of support is to provide clarity on support provided and received by relevant individual Parties in the context of climate change actions under Articles 4, 7, 9, 10 and 11, and, to the extent possible, to provide a full overview of aggregate financial support provided, to inform the global stocktake under Article 14.

7. Each Party shall regularly provide the following information:

(a) A national inventory report of anthropogenic emissions by sources and removals by sinks of greenhouse gases, prepared using good practice methodologies accepted by the Intergovernmental Panel on Climate Change and agreed upon by the Conference of the Parties serving as the meeting of the Parties to the Paris Agreement;

(b) Information necessary to track progress made in implementing and achieving its nationally determined contribution under Article 4.

8. Each Party should also provide information related to climate change impacts and adaptation under Article 7, as appropriate.

9. Developed country Parties shall, and other Parties that provide support should, provide information on financial, technology transfer and capacity-building support provided to developing country Parties under Article 9, 10 and 11.

10. Developing country Parties should provide information on financial, technology transfer and capacity-building support needed and received under Articles 9, 10 and 11.

11. Information submitted by each Party under paragraphs 7 and 9 of this Article shall undergo a technical expert review, in accordance with decision 1/CP.21. For those developing country Parties that need it in the light of their capacities, the review process shall include assistance in identifying capacity-building needs. In addition, each Party shall participate in a facilitative, multilateral consideration of progress with respect to efforts under Article 9, and its respective implementation and achievement of its nationally determined contribution.

12. The technical expert review under this paragraph shall consist of a consideration of the Party's support provided, as relevant, and its implementation and achievement of its nationally determined contribution. The review shall also identify areas of improvement for the Party, and include a review of the consistency of the information with the modalities, procedures and guidelines referred to in paragraph 13 of this Article, taking into account the flexibility accorded to the Party under paragraph 2 of this Article. The review shall pay particular attention to the respective national capabilities and circumstances of developing country Parties.

13. The Conference of the Parties serving as the meeting of the Parties to the Paris Agreement shall, at its first session, building on experience from the arrangements related to transparency under the Convention, and elaborating on the provisions in this Article, adopt common modalities, procedures and guidelines, as appropriate, for the transparency of action and support.

14. Support shall be provided to developing countries for the implementation of this Article.

15. Support shall also be provided for the building of transparency-related capacity of developing country Parties on a continuous basis.

Article 14

1. The Conference of the Parties serving as the meeting of the Parties to the Paris Agreement shall periodically take stock of the implementation of this Agreement to assess the collective progress towards achieving the purpose of this Agreement and its long-term goals (referred to as the "global stocktake"). It shall do so in a comprehensive and facilitative manner, considering mitigation, adaptation and the means of implementation and support, and in the light of equity and the best available science.

2. The Conference of the Parties serving as the meeting of the Parties to the Paris Agreement shall undertake its first global stocktake in 2023 and every five years thereafter unless otherwise decided by the Conference of the Parties serving as the meeting of the Parties to the Paris Agreement.

3. The outcome of the global stocktake shall inform Parties in updating and enhancing, in a nationally determined manner, their actions and support in accordance with the relevant provisions of this Agreement, as well as in enhancing international cooperation for climate action.

Article 15

1. A mechanism to facilitate implementation of and promote compliance with the provisions of this Agreement is hereby established.

2. The mechanism referred to in paragraph 1 of this Article shall consist of a committee that shall be expert-based and facilitative in nature and function in a manner that is transparent, non-adversarial and non-punitive. The committee shall pay particular attention to the respective national capabilities and circumstances of Parties.

3. The committee shall operate under the modalities and procedures adopted by the Conference of the Parties serving as the meeting of the Parties to the Paris Agreement at its first session and report annually to the Conference of the Parties serving as the meeting of the Parties to the Paris Agreement.

Article 16

1. The Conference of the Parties, the supreme body of the Convention, shall serve as the meeting of the Parties to this Agreement.

2. Parties to the Convention that are not Parties to this Agreement may participate as observers in the proceedings of any session of the Conference of the Parties serving as the meeting of the Parties to this Agreement. When the Conference of the Parties serves as the meeting of the Parties to this Agreement, decisions under this Agreement shall be taken only by those that are Parties to this Agreement.

3. When the Conference of the Parties serves as the meeting of the Parties to this Agreement, any member of the Bureau of the Conference of the Parties representing a Party to the Convention but, at that time, not a Party to this Agreement, shall be replaced by an additional member to be elected by and from amongst the Parties to this Agreement.

4. The Conference of the Parties serving as the meeting of the Parties to the Paris Agreement shall keep under regular review the implementation of this Agreement and shall make, within its mandate, the decisions necessary to promote its effective implementation. It shall perform the functions assigned to it by this Agreement and shall:

   (a) Establish such subsidiary bodies as deemed necessary for the implementation of this Agreement; and

   (b) Exercise such other functions as may be required for the implementation of this Agreement.

5. The rules of procedure of the Conference of the Parties and the financial procedures applied under the Convention shall be applied mutatis mutandis under this Agreement, except as may be otherwise decided by consensus by the Conference of the Parties serving as the meeting of the Parties to the Paris Agreement.

6. The first session of the Conference of the Parties serving as the meeting of the Parties to the Paris Agreement shall be convened by the secretariat in conjunction with the first session of the Conference of the Parties that is scheduled after the date of entry into force of this Agreement. Subsequent ordinary sessions of the Conference of the Parties serving as the meeting of the Parties to the Paris Agreement shall be held in conjunction with ordinary sessions of the Conference of the Parties, unless otherwise decided by the Conference of the Parties serving as the meeting of the Parties to the Paris Agreement.

7. Extraordinary sessions of the Conference of the Parties serving as the meeting of the Parties to the Paris Agreement shall be held at such other times as may be deemed necessary by the Conference of the Parties serving as the meeting of the Parties to the Paris Agreement or at the written request of any Party, provided that, within six months of the request being communicated to the Parties by the secretariat, it is supported by at least one third of the Parties.

8. The United Nations and its specialized agencies and the International Atomic Energy Agency, as well as any State member thereof or observers thereto not party to the Convention, may be represented at sessions of the Conference of the Parties serving as the meeting of the Parties to the Paris Agreement as observers. Any body or agency, whether national or international, governmental or non-governmental, which is qualified in matters covered by this Agreement and which has informed the secretariat of its wish to be represented at a session of the Conference of the Parties serving as the meeting of the Parties to the Paris Agreement as an observer, may be so admitted unless at least one third of the Parties present object. The admission and participation of observers shall be subject to the rules of procedure referred to in paragraph 5 of this Article.

Article 17

1. The secretariat established by Article 8 of the Convention shall serve as the secretariat of this Agreement.

2. Article 8, paragraph 2, of the Convention on the functions of the secretariat, and Article 8, paragraph 3, of the Convention, on the arrangements made for the functioning of the secretariat, shall apply mutatis mutandis to this Agreement. The secretariat shall, in addition, exercise the functions assigned to it under this Agreement and by the Conference of the Parties serving as the meeting of the Parties to the Paris Agreement.

Article 18

1. The Subsidiary Body for Scientific and Technological Advice and the Subsidiary Body for Implementation established by Articles 9 and 10 of the Convention shall serve, respectively, as the Subsidiary Body for Scientific and Technological Advice and the Subsidiary Body for Implementation of this Agreement. The provisions of the Convention relating to the functioning of these two bodies shall apply mutatis mutandis to this Agreement. Sessions of the meetings of the Subsidiary Body for Scientific and Technological Advice and the Subsidiary Body for Implementation of this Agreement shall be held in conjunction with the meetings of, respectively, the Subsidiary Body for Scientific and Technological Advice and the Subsidiary Body for Implementation of the Convention.
2. Parties to the Convention that are not Parties to this Agreement may participate as observers in the proceedings of any session of the subsidiary bodies. When the subsidiary bodies serve as the subsidiary bodies of this Agreement, decisions under this Agreement shall be taken only by those that are Parties to this Agreement.
3. When the subsidiary bodies established by Articles 9 and 10 of the Convention exercise their functions with regard to matters concerning this Agreement, any member of the bureaux of those subsidiary bodies representing a Party to the Convention but, at that time, not a Party to this Agreement, shall be replaced by an additional member to be elected by and from amongst the Parties to this Agreement.

Article 19

1. Subsidiary bodies or other institutional arrangements established by or under the Convention, other than those referred to in this Agreement, shall serve this Agreement upon a decision of the Conference of the Parties serving as the meeting of the Parties to the Paris Agreement. The Conference of the Parties serving as the meeting of the Parties to the Paris Agreement shall specify the functions to be exercised by such subsidiary bodies or arrangements.
2. The Conference of the Parties serving as the meeting of the Parties to the Paris Agreement may provide further guidance to such subsidiary bodies and institutional arrangements.

Article 20

1. This Agreement shall be open for signature and subject to ratification, acceptance or approval by States and regional economic integration organizations that are Parties to the Convention. It shall be open for signature at the United Nations Headquarters in New York from 22 April 2016 to 21 April 2017. Thereafter, this Agreement shall be open for accession from the day following the date on which it is closed for signature. Instruments of ratification, acceptance, approval or accession shall be deposited with the Depositary.
2. Any regional economic integration organization that becomes a Party to this Agreement without any of its member States being a Party shall be bound by all the obligations under this Agreement. In the case of regional economic integration organizations with one or more member States that are Parties to this Agreement, the organization and its member States shall decide on their respective responsibilities for the performance of their obligations under this Agreement. In such cases, the organization and the member States shall not be entitled to exercise rights under this Agreement concurrently.
3. In their instruments of ratification, acceptance, approval or accession, regional economic integration organizations shall declare the extent of their competence with respect to the matters governed by this Agreement. These organizations shall also inform the Depositary, who shall in turn inform the Parties, of any substantial modification in the extent of their competence.

Article 21

1. This Agreement shall enter into force on the thirtieth day after the date on which at least 55 Parties to the Convention accounting in total for at least an estimated 55 percent of the total global greenhouse gas emissions have deposited their instruments of ratification, acceptance, approval or accession.
2. Solely for the limited purpose of paragraph 1 of this Article, "total global greenhouse gas emissions" means the most up-to-date amount communicated on or before the date of adoption of this Agreement by the Parties to the Convention.
3. For each State or regional economic integration organization that ratifies, accepts or approves this Agreement or accedes thereto after the conditions set out in paragraph 1 of this Article for entry into force have been fulfilled,

this Agreement shall enter into force on the thirtieth day after the date of deposit by such State or regional economic integration organization of its instrument of ratification, acceptance, approval or accession.

4. For the purposes of paragraph 1 of this Article, any instrument deposited by a regional economic integration organization shall not be counted as additional to those deposited by its member States.

Article 22

The provisions of Article 15 of the Convention on the adoption of amendments to the Convention shall apply mutatis mutandis to this Agreement.

Article 23

1. The provisions of Article 16 of the Convention on the adoption and amendment of annexes to the Convention shall apply mutatis mutandis to this Agreement.
2. Annexes to this Agreement shall form an integral part thereof and, unless otherwise expressly provided for, a reference to this Agreement constitutes at the same time a reference to any annexes thereto. Such annexes shall be restricted to lists, forms and any other material of a descriptive nature that is of a scientific, technical, procedural or administrative character.

Article 24

The provisions of Article 14 of the Convention on settlement of disputes shall apply mutatis mutandis to this Agreement.

Article 25

1. Each Party shall have one vote, except as provided for paragraph 2 of this Article.
2. Regional economic integration organizations, in matters within their competence, shall exercise their right to vote with a number of votes equal to the number of their member States that are Parties to this Agreement. Such an organization shall not exercise its right to vote if any of its member States exercises its right, and vice versa.

Article 26

The Secretary-General of the United Nations shall be the Depositary of this Agreement.

Article 27

No reservations may be made to this Agreement.

Article 28

1. At any time after three years from the date on which this Agreement has entered into force for a Party, that Party may withdraw from this Agreement by giving written notification to the Depositary.
2. Any such withdrawal shall take effect upon expiry of one year from the date of receipt by the Depositary of the notification of withdrawal, or on such later date as may be specified in the notification of withdrawal.
3. Any Party that withdraws from the Convention shall be considered as also having withdrawn from this Agreement.

Article 29

The original of this Agreement, of which the Arabic, Chinese, English, French, Russian and Spanish texts are equally authentic, shall be deposited with the Secretary-General of the United Nations.

DONE at Paris this twelfth day of December two thousand and fifteen.

IN WITNESS WHEREOF, the undersigned, being duly authorized to that effect, have signed this Agreement.